Exhibit 99.1

EXECUTION COPY

ARRANGEMENT AGREEMENT

FIRST MAJESTIC SILVER CORP.

- and -

SILVERCREST MINES INC.

- and -

1040669 B.C. LTD.

______________________________________

July 26, 2015

______________________________________

TABLE OF CONTENTS

Article 1 INTERPRETATION		1

1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc.	16
1.3	Currency	16
1.4	Number, etc.	16
1.5	Date For Any Action	16
1.6	Entire Agreement	16
1.7	Accounting Matters	16
1.8	Construction	17
1.9	Knowledge	17
1.10	Commercially Reasonable Efforts	17
1.11	Ordinary Course of Business	17
1.12	Exhibits	17

Article 2 THE ARRANGEMENT		18

2.1	Arrangement	18
2.2	Interim Order	18
2.3	SilverCrest Meeting	19
2.4	First Majestic Meeting	19
2.5	Joint Circular	20
2.6	Final Order	23
2.7	Court Proceedings	23
2.8	Lists of Shareholders	24
2.9	Announcement and Shareholder Communications	24
2.10	Payment of Consideration	24
2.11	United States Securities Law Matters	25
2.12	Effective Date Matters	25

Article 3 REPRESENTATIONS AND WARRANTIES		26

3.1	Representations and Warranties of SilverCrest	26
3.2	Representations and Warranties of First Majestic	56
3.3	Representations and Warranties of SpinCo	66
3.4	Non-Waiver	68
3.5	Survival	68

Article 4 COVENANTS		68

4.1	Retention of Goodwill	68
4.2	Covenants of SilverCrest and SpinCo	68
4.3	Covenants of First Majestic	74
4.4	Covenants Regarding Non-Solicitation	75
4.5	Notice by SilverCrest of Superior Proposal Determination	79
4.6	Access to Information	81
4.7	Covenant Regarding Representations and Warranties	82
4.8	Indemnification, Insurance and Mutual Releases	82
4.9	Transition Personnel	83

Article 5 CONDITIONS		83

5.1	Mutual Conditions Precedent	83
5.2	Additional Conditions Precedent to the Obligations of First Majestic	85
5.3	Additional Conditions Precedent to the Obligations of SilverCrest and SpinCo	87
5.4	Notice and Cure Provisions	88
5.5	Satisfaction of Conditions	89

Article 6 AMENDMENT AND TERMINATION		89

6.1	Amendment	89
6.2	Termination	89
6.3	Termination Payment	91
6.4	Liquidated Damages	92
6.5	Remedies	92
6.6	Effects of Termination Payment or Expense Reimbursement	93

Article 7 SPIN-OUT TRANSACTION		93

7.1	Covenants Regarding SpinCo	93
7.2	SpinCo Reorganization	94
7.3	SpinCo Indemnity	95
7.4	SpinCo Indemnified Claims	95
7.5	Non-Solicitation	95
7.6	Treatment of Confidential Information	96
7.7	Survival	96

Article 8 GENERAL		97

8.1	Privacy	97
8.2	Notices	97
8.3	Assignment	99
8.4	Binding Effect	99
8.5	Time of Essence	99
8.6	Waiver and Modification	99
8.7	Third Party Beneficiaries	99
8.8	Severability	100
8.9	Mutual Interest	100
8.10	Further Assurances	100
8.11	Injunctive Relief	100
8.12	No Personal Liability	100
8.13	Expenses	101
8.14	Governing Law; Attornment; Service of Process	101
8.15	Counterparts	101

EXECUTION COPY

ARRANGEMENT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 26th day of July, 2015.

AMONG:

FIRST MAJESTIC SILVER CORP., a company existing under the laws of the Province of British Columbia

(hereinafter referred to as “First Majestic”)

AND:

SILVERCREST MINES INC., a company existing under the laws of the Province of British Columbia

(hereinafter referred to as “SilverCrest”)

AND:

1040669 B.C. LTD., a company existing under the laws of the Province of British Columbia

(hereinafter referred to as “SpinCo”)

THIS AGREEMENT WITNESSETH THAT in consideration of the respective covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each Party), the Parties hereby covenant and agree as follows:

Article 1
INTERPRETATION

1.1                    Definitions. In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

“Aboriginal Group” includes any aboriginal person or people, native person or people, indigenous person or people, or any person or group asserting or otherwise claiming an aboriginal right (including aboriginal title) or any other aboriginal interest, and any Person or group representing, or purporting to represent, any of the foregoing;

“Acceptable Confidentiality Agreement” means any confidentiality agreement between SilverCrest and a third party other than First Majestic that: (a) is entered into in accordance with Section 4.4; (b) contains confidentiality restrictions that are no less favourable to SilverCrest than those set out in the Confidentiality Agreement; (c) does not permit the third party to acquire any SilverCrest Shares or any other securities of SilverCrest; (d) contains a standstill provision that is no less restrictive than that in the Confidentiality Agreement and which (i) only permits the third party, either alone or jointly with others, to make an Acquisition Proposal to the SilverCrest Board that is not publicly announced and (ii) prohibits the third party from publicly proposing or announcing an Acquisition Proposal or its intention to make an Acquisition Proposal; and (e) does not limit or prohibit SilverCrest from (i) providing or making available to First Majestic and its affiliates and Representatives any information provided or made available to such third party pursuant to such confidentiality agreement; or (ii) providing First Majestic and its affiliates and Representatives with any other information required to be given to them by SilverCrest under Section 4.4;

“Acquisition Proposal” means any proposal or offer made by any Person, whether written or oral, other than First Majestic (or any affiliate of First Majestic or any Person acting in concert with First Majestic or any affiliate of First Majestic) with respect to:

(a)	the acquisition or purchase by any Person or group of Persons acting jointly or in concert of any capital stock or other voting securities, or securities convertible into or exercisable or exchangeable for any capital stock or other voting securities of SilverCrest or any of its affiliates representing 20% or more of the outstanding voting securities of SilverCrest or such affiliate, on a fully diluted basis;

(b)	the acquisition or purchase by any Person or group of Persons acting jointly or in concert of any assets of SilverCrest and/or one or more of its affiliates (including equity interests in any of the SilverCrest Subsidiaries) which assets individually or in the aggregate contribute 20% or more of the consolidated revenue or represent 20% or more of the total asset value of SilverCrest and its affiliates taken as a whole (in each case based on the most recent consolidated financial statements of SilverCrest) (or any lease, licence, royalty, long-term supply agreement or other arrangement having a similar economic effect);

(c)	a merger, recapitalization, restructuring, reorganization, amalgamation, arrangement, joint venture or other business combination involving SilverCrest or any of its affiliates;

(d)	any other extraordinary business transaction involving or otherwise relating to SilverCrest or any of its affiliates; or

(e)	any public announcement of an intention to do any of the foregoing;

but does not include the Spin-Out Transaction;

“affiliate” has the meaning set out in the Business Corporations Act;

“Annual Financial Statements” means the audited consolidated financial statements of SilverCrest or First Majestic, as the case may be, as at, and for the years ended, December 31, 2014 and December 31, 2013 including the notes thereto;

“Anti-Corruption Laws” has the meaning set out in Section 3.1.41;

“Antitrust Clearance” means (a) the issuance of an authorization by COFECE to First Majestic and SilverCrest to consummate, on terms satisfactory to First Majestic and SilverCrest the transactions contemplated hereby, or the expiry of the relevant statutory term (and any extension thereof) prescribed by the Federal Economic Competition Law (Mexico) (Ley Federal de Competencia Económica) without a decision by COFECE, and the deemed authorization of First Majestic and SilverCrest to consummate the transactions contemplated hereby; and (b) the receipt of all other applicable approvals or clearances from the appropriate Governmental Entities and/or the expiry or waiver of all applicable waiting periods by the appropriate Governmental Entities with respect to the transactions contemplated hereby under applicable antitrust or competition Laws;

“Antitrust Filing” means the filing to be made with COFECE in respect of the Antitrust Clearance;

“Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act, on the terms set forth in the Plan of Arrangement, subject to any amendment or supplement thereto in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution approving the Arrangement, to be substantially in the form and content of Exhibit B, to be considered, and if deemed advisable, passed with or without variation, by the SilverCrest Shareholders at the SilverCrest Meeting;

“BNS Consent” means the necessary waivers, consents and approvals required to be obtained by SilverCrest pursuant to the BNS Credit Agreement in connection with the transactions contemplated by this Agreement;

“BNS Credit Agreement” means the Credit Agreement between SilverCrest and the Bank of Nova Scotia, and certain other lenders from time to time dated July 11, 2013;

“Business” means the business of SilverCrest and the SilverCrest Subsidiaries as it is currently conducted, including the exploration for and exploitation of minerals in Mexico;

“Business Corporations Act” means the Business Corporations Act (British Columbia);

“Business Day” means any day other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under the laws of the Province of British Columbia or the federal laws of Canada;

“Change of Recommendation” means:

(a)	the SilverCrest Board fails to publicly recommend or has withdrawn, qualified or modified or SilverCrest or the SilverCrest Board, or any committee thereof, shall have changed in a manner adverse to First Majestic its approval or recommendation of the Arrangement;

(b)	the SilverCrest Board fails to publicly reaffirm its recommendation of the Arrangement and this Agreement as promptly as practicable after receipt of any request from First Majestic to do so and in any event within three Business Days after a public announcement of any Acquisition Proposal;

(c)	SilverCrest and/or the SilverCrest Board, or any committee thereof, accepts, approves, endorses or recommends any Acquisition Proposal;

(d)	SilverCrest accepts or enters into a letter of intent, memorandum of understanding, term sheet, agreement in principle, agreement, arrangement or understanding in respect of or that could reasonably be expected to lead to any Acquisition Proposal; or

(e)	SilverCrest or the SilverCrest Board, or any committee thereof, publicly proposes or announces its intention to do any of the foregoing;

it being understood that publicly taking no position or a neutral position by SilverCrest and/or the SilverCrest Board with respect to an Acquisition Proposal for a period exceeding three Business Days after an Acquisition Proposal has been publicly announced shall be deemed to constitute such a withdrawal, qualification, modification or change;

“COFECE” means the Comision Federal de Competencia Económica (Mexico);

“Confidentiality Agreement” means the confidentiality agreement entered into between First Majestic and SilverCrest dated April 1, 2015;

“Consideration” means the consideration to be received pursuant to the Plan of Arrangement in respect of each SilverCrest Share that is issued and outstanding immediately prior to the Effective Time, consisting of 0.2769 of a First Majestic Share and Cdn$0.0001 in cash;

“Consideration Shares” means the First Majestic Shares to be issued in exchange for SilverCrest Shares pursuant to the Arrangement;

“Court” means the British Columbia Supreme Court;

“Debt Instrument” means any bond, debenture, mortgage, promissory note or other instrument evidencing indebtedness for borrowed money;

“Depositary” has the meaning set out in the Plan of Arrangement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“EDGAR” means the Electronic Data Gathering and Retrieval System of the SEC;

“Effective Date” means the date the Arrangement completes, as determined in accordance with Section 2.12;

“Effective Time” means the time when the transactions contemplated herein will be deemed to have been completed, which shall be 12:01 a.m. on the Effective Date or such other time as the Parties agree to in writing before the Effective Date;

“Ejido” means a communal property regime under which the Ejido members individually possess specific parcels and as a group hold common land, which are incorporated through an executive action of the Mexican Federal Government and registered with the Mexican National Agrarian Registry (Registro Agrario Nacional);

“Ejido Group” means the Ejido members;

“Employee Benefits” means:

(a)	salaries, wages, bonuses, vacation entitlements, commissions, fees, stock option plans, stock purchase plans, incentive plans, deferred compensation plans, profit-sharing plans and other similar benefits, plans or arrangements;

(b)	insurance, health, welfare, drug, disability, pension, retirement, travel, hospitalization, medical, dental, legal counseling, eye care and other similar benefits, plans or arrangements; and

(c)	agreements or arrangements with any labour union or employee association, written or oral employment agreements or arrangements and agreements or arrangements for the retention of the services of independent contractors, consultants or advisors;

“Encumbrance” means any mortgage, charge, easement, encroachment, lien, burden, assignment by way of security, security interest, servitude, pledge, hypothecation, conditional sale agreement, security agreement, title retention agreement, financing statement, option, right of pre-emption, right of first refusal or right of first offer, privilege, obligation to assign, license, sublicense trust, royalty, carried, working, participation or net profits interest or other third party interest or other encumbrance or any agreement, option, right or privilege capable of becoming any of the foregoing;

“Environmental Laws” means all applicable Laws relating to pollution or the protection and preservation of the environment, occupational health and safety, product safety, product liability or Hazardous Substances, including Laws relating to Releases or threatened Releases of Hazardous Substances into the indoor or outdoor environment (including ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances and all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources;

“Environmental Permits” includes all permits, licenses, authorizations or program participation requirements with or from any Governmental Entity under any Environmental Laws;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is abandoned or denied, as affirmed;

“Financial Statements” means the Annual Financial Statements and the Interim Financial Statements;

“First Majestic Conveyance Agreement” means the agreement to be entered into on or prior to the Effective Date between First Majestic and SpinCo and their respective subsidiaries to effect (a) the subscription by First Majestic for SpinCo Shares; and (b) the transfer of the First Majestic Transferred Property from the applicable First Majestic Subsidiaries to SpinCo’s subsidiaries, as further described in the Plan of Arrangement, such agreement to be in a form satisfactory to First Majestic, SpinCo and SilverCrest, acting reasonably;

“First Majestic Disclosure Letter” means the disclosure letter executed by First Majestic and delivered to, and acknowledged and accepted by, SilverCrest prior to the execution of this Agreement;

“First Majestic Information Record” means any annual information form, press release, material change report, information circular, financial statement, management's discussion and analysis or other document of First Majestic which has been publicly filed by it on SEDAR or EDGAR since June 30, 2013;

“First Majestic Transferred Property” means all right, title and interest indirectly held by First Majestic in the mineral property set out in Exhibit E;

“First Majestic Material Properties” has the meaning set out in in Section 3.2.11(a);

“First Majestic Material Subsidiaries” means Corporación First Majestic S.A. de C.V., First Majestic Plata S.A. de C.V., Minera El Pilon S.A. de C.V., Minera La Encantada S.A. de C.V., La Encantada Procesadora de Minerales, S.A. de C.V., First Majestic Del Toro, S.A. de C.V., and La Guitarra Compañia Minera, S.A. de C.V.;

“First Majestic Meeting” means the special meeting of the shareholders of First Majestic, including any adjournment or postponement thereof, to be called and held for the purpose of considering and, if thought fit, approving the Share Issuance Resolution;

“First Majestic Option Plan” means First Majestic’s stock option plan approved by the First Majestic Shareholders on May 27, 2014;

“First Majestic Shareholder” means a holder of one or more First Majestic Shares;

“First Majestic Shareholder Approval” means the approval by First Majestic Shareholders of the Share Issuance Resolution at the First Majestic Meeting;

“First Majestic Shares” means the common shares in the authorized share structure of First Majestic;

“First Majestic Technical Reports” has the meaning set out in in Section 3.2.11(b);

“FSE” means the Regulated Unofficial Market of the Frankfurt Stock Exchange;

“Governmental Entity” means any

(a)	multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank or Tribunal;

(b)	subdivision, agent, commission, board, or authority of any of the foregoing; or

(c)	quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Guarantee” means any agreement, contract or commitment providing for the guarantee, indemnification, assumption or endorsement or any like commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any Person;

“Hazardous Substance” means, collectively, any contaminant, toxic substance, dangerous goods, or pollutant or any other substance the Release of which to the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health, including (a) any petroleum substances, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing polychlorinated biphenyls, and radon gas; (b) any chemicals, materials or substances defined under Environmental Laws as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “restricted hazardous materials”, “extremely hazardous substances”, “toxic substances”, “contaminants” or “pollutants” or words of similar meaning and regulatory effect; or (c) any other chemical, material or substance, exposure to which is prohibited, limited, or regulated by any Environmental Law;

“IFRS” means International Financial Reporting Standards as incorporated in the Handbook of the Canadian Institute of Chartered Accountants and as issued by the International Accounting Standards Board, at the relevant time applied on a consistent basis;

“Indemnified Claim” has the meaning set out in in Section 7.4;

“Indemnified Party” has the meaning set out in in Section 7.3;

“Indemnity Notice” has the meaning set out in in Section 7.4;

“Interested Person” means any officer, director, shareholder, employee, consultant or advisor (excluding legal counsel, accountants, financial and other third party professional advisors of SilverCrest or any SilverCrest Subsidiary in connection with this Agreement and the transactions contemplated herein) of or to SilverCrest, any SilverCrest Subsidiary or any Person with which SilverCrest, any SilverCrest Subsidiary or any of the foregoing does not deal at arm’s length within the meaning of the ITA (including a spouse, parent, child or sibling of any such Person);

“Interim Financial Statements” means the unaudited consolidated financial statements of SilverCrest or First Majestic, as the case may be, as at, and for the three months ended March 31, 2015 and March 31, 2014 including the notes thereto;

“Interim Order” means the interim order of the Court made in connection with the process for obtaining shareholder approval of the Arrangement and related matters, as such order may be amended, supplemented or varied by the Court;

“ITA” means the Income Tax Act (Canada);

“Joint Circular” means the notice of the SilverCrest Meeting and the notice of the First Majestic Meeting, and accompanying joint information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such joint information circular, to be sent to the SilverCrest Shareholders in connection with the SilverCrest Meeting and the First Majestic Shareholders in connection with the First Majestic Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement;

“Laws” means any and all laws (statutory, common or otherwise), statutes, regulations, statutory rules, regulatory instruments, principles of law, orders, injunctions, judgments, published policies and guidelines (to the extent that they have the force of law), and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Leased Property” means all the right, title and interest of SilverCrest and the SilverCrest Subsidiaries in and to the subject matter (whether realty or personally) of the Leases;

“Leases” means the real or personal property leases or subleases, or other rights of occupancy relating to real property including with Ejidos, which SilverCrest or any SilverCrest Subsidiary is a party to or bound by or subject to, including those set forth and described in Schedule 3.1.23 of the SilverCrest Disclosure Letter;

“Licenses” has the meaning set out in Section 3.1.34;

“Lock-up Agreements” means the lock-up agreements between First Majestic and each of the directors and certain officers of SilverCrest entered into on or before the date hereof in connection with the Arrangement;

“Mailing Deadline” means, subject to Section 2.5(b), September 4, 2015 unless otherwise agreed by the Parties;

“Match Period” has the meaning set out in in Section 4.5(a)(v);

“Material Adverse Change”, when used in connection with First Majestic or SilverCrest, means:

(a)	any change, effect, development, event or occurrence that, individually or in the aggregate, prevents, or would reasonably be expected to prevent such Party from performing its material obligations under this Agreement in any material respect prior to the Outside Date; or

(b)	any change, effect, development, event or occurrence that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, operations, condition, affairs, liabilities (contingent or otherwise), obligations (whether absolute, conditional or otherwise) or prospects of such Party and its subsidiaries taken as a whole, other than any change, effect, development, event or occurrence:

(i)	relating to the announcement of the execution of this Agreement or relating to the Arrangement or other transactions contemplated by this Agreement;

(ii)	relating to a decrease in the market price of such Party’s common shares on any stock exchange (it being understood that, if the cause or causes of any decrease, in and of itself or themselves, is otherwise a Material Adverse Change, then such decrease may be taken into consideration when determining whether a Material Adverse Change has occurred);

(iii)	relating to the Canadian or international economy or securities markets in general;

(iv)	affecting the worldwide silver or gold mining industries in general, including any changes in the market price of silver or gold;

(v)	relating to any effect resulting from an act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof);

(vi)	relating to any natural disaster;

(vii)	relating to any generally applicable change in applicable Laws (other than orders, judgments or decrees against a Party or a subsidiary of a Party) or in IFRS, in each case, to the extent necessary; or

(viii)	relating to any action taken by First Majestic or SilverCrest at the request of the other or that is required or contemplated by this Agreement;

provided, however, that the effect referred to in clauses (iii) through (viii) above does not primarily relate to (or have the effect of primarily relating to) the Party or the Party’s subsidiaries, taken as a whole, or disproportionately adversely affect the Party and the Party’s subsidiaries, taken as a whole, compared with other companies of a similar size operating in the industry and jurisdiction in which that Party and that Party’s subsidiaries operate;

“Material Adverse Effect”, when used in connection with First Majestic or SilverCrest, means any change, effect, development, event or occurrence that has an effect that is, or would reasonably be expected to cause, a Material Adverse Change with respect to such party and its subsidiaries taken as a whole;

“Material Agreements” means, in the case of SilverCrest, the Leases and the agreements, indentures, contracts, leases, licenses, options, instruments and other commitments set forth in Schedule 3.1.25 of the SilverCrest Disclosure Letter, and in the case of First Majestic, the agreements, indentures, contracts, leases, licenses, options, instruments and other commitments to which it is a party, set forth in Schedule 3.2.14 of the First Majestic Disclosure Letter;

“material fact” and “material change” have the meanings set out in the Securities Act;

“Meeting Deadline” means, subject to terms of this Agreement, with respect to the SilverCrest Meeting, October 2, 2015, unless otherwise agreed by the Parties;

“Mineral Rights” means all rights, whether contractual or otherwise, for the exploration for or exploitation or extraction of mineral resources and reserves together with surface rights, water rights, royalty interests, fee interests, net profit interests, joint venture interests, carried interests and other leases, rights of way and enurements related to any such rights;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“misrepresentation” has the meaning set out in the Securities Act;

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

“NI 52-109” means National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NYSE” means the New York Stock Exchange;

“NYSE MKT” means the NYSE MKT LLC;

“Outside Date” means the latest date by which the transactions contemplated by this Agreement are to be completed, which date, subject to the terms of this Agreement, shall be October 31, 2015 or such later date as may be agreed upon by the Parties;

“Parties” means First Majestic, SilverCrest and SpinCo and “Party” means any one of them;

“Permitted Encumbrances” means the Encumbrances created by the BNS Credit Agreement and the Purchase Agreement among SilverCrest, Nusantara de Mexico S.A. de C.V., Sandstorm Resources Ltd. and Sandstorm Resources (Barbados) Ltd. dated May 14, 2009;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Exhibit A hereto and any amendments or variations thereto made in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order and acceptable to each of the Parties hereto, acting reasonably;

“Pre-Effective Date Period” means the period from and including the date hereof to and including the earlier of the Effective Time and the date of termination of this Agreement pursuant to Article 6;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of a notice without an objection being made) of Governmental Entities required in connection with the consummation of the Arrangement or any of the transactions contemplated hereby, including the Antitrust Clearance;

“Release” means any release, spill, emission, discharge, leaking, pumping, dumping, escape, injection, deposit, disposal, discharge, dispersal, leaching or migration of Hazardous Substances into the indoor or outdoor environment (including, ambient air, surface water, ground water, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, ground water or property;

“Replacement Option” has the meaning set out in the Plan of Arrangement;

“Representatives” means, collectively, with respect to a Party, the officers, directors, employees, consultants, advisors, agents or other representatives (including lawyers, accountants, investment bankers and financial advisors) of that Party and its affiliates;

“Retained Personnel” means all employees of SilverCrest and the SilverCrest Subsidiaries whose ordinary employment is primarily in Mexico and all other employees of SilverCrest which First Majestic designates in writing at least 30 days prior to the Effective Date;

“SEC” means the U.S. Securities and Exchange Commission;

“Section 3(a)(10) Exemption” has the meaning set out in Section 2.11;

“Securities Act” means the Securities Act (British Columbia);

“Securities Authority” means the British Columbia Securities Commission and any other applicable securities commission or securities regulatory authority of a province or territory of Canada;

“Securities Laws” means the securities Laws of each of the provinces and territories of Canada, the policies and regulations of any Canadian or U.S. stock exchange on which the applicable Party’s securities are listed and posted for trading, the U.S. Securities Act and the U.S. Exchange Act and all other applicable state, federal and provincial securities Laws, rules, regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Disclosure Analysis and Retrieval;

“Shareholder Rights Plan” means the shareholder rights plan agreement dated as of May 21, 2008 between SilverCrest and Computershare Investor Services Inc., as rights agent;

“Share Issuance Resolution” means the ordinary resolution approving the issuance of the Consideration Shares and the First Majestic Shares issuable upon the exercise from time to time of any Replacement Options following completion of the Arrangement, to be substantially in the form and content of Exhibit C, to be considered, and if deemed advisable, passed with or without variation, by the First Majestic Shareholders at the First Majestic Meeting;

“SilverCrest Board” means the board of directors of SilverCrest;

“SilverCrest Budget” means the budget for SilverCrest for the 6-month period of July 1, 2015 to December 31, 2015, a copy of which was delivered to First Majestic on July 18, 2015;

“SilverCrest Conveyance Agreement” means the agreement to be entered into on or prior to the Effective Date between SilverCrest and SpinCo and their respective subsidiaries to effect (a) the subscription by SilverCrest for SpinCo Shares; (b) the payment of the SilverCrest Subscription Amount by SilverCrest to SpinCo; (c) the transfer of the SilverCrest Transferred Assets from SilverCrest and the applicable SilverCrest Subsidiaries to SpinCo and its subsidiaries; and (d) the assumption of the SilverCrest Transferred Liabilities by SpinCo and its subsidiaries, as further described in the Plan of Arrangement, such agreement to be in a form satisfactory to SilverCrest, SpinCo and First Majestic, acting reasonably;

“SilverCrest Datasite Information” means the documents made available to First Majestic in the electronic data site established by SilverCrest as in effect at 11:59 p.m. on July 25, 2015, an index of which is contained in the SilverCrest Disclosure Letter;

“SilverCrest Disclosure Letter” means the disclosure letter executed by SilverCrest and delivered to, and acknowledged and accepted by, First Majestic prior to the execution of this Agreement;

“SilverCrest Ejido Property” has the meaning set out in Section 3.1.42(j);

“SilverCrest Fairness Opinion” means the opinion of National Bank Financial Inc. to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration is fair, from a financial point of view, to the SilverCrest Shareholders;

“SilverCrest Information Record” means any annual information form, press release, material change report, information circular, financial statement, management's discussion and analysis or other document of SilverCrest which has been publicly filed by SilverCrest on SEDAR or EDGAR since June 30, 2013;

“SilverCrest Meeting” means the special meeting of SilverCrest Shareholders including any adjournment or adjournments thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

“SilverCrest Mineral Rights” has the meaning set out in Section 3.1.18(a);

“SilverCrest Option” means an option to purchase SilverCrest Shares;

“SilverCrest Optionholder” means a holder of one or more SilverCrest Options;

“SilverCrest Option Plan” means SilverCrest’s Stock Option Plan dated May 1, 2013;

“SilverCrest Securities” means, together, the SilverCrest Shares and the SilverCrest Options;

“SilverCrest Shareholder” means a holder of one or more SilverCrest Shares;

“SilverCrest Shareholder Approval” has the meaning set out in Section 2.2(b);

“SilverCrest Shares” means the common shares in the authorized share structure of SilverCrest;

“SilverCrest Subsidiaries” means, collectively, SVL Minerals Ltd., NorCrest Silver Inc., Minera Metro S.A. de C.V., SilverCrest de Mexico S.A. de C.V., Nusantara de Mexico S.A. de C.V., Santa Elena Oro e Plata S.A. de C.V., Magellan Exploracion S.A. de C.V., Minera del Cerro Santo S.A. de C.V., Minera Metapan S.A. de C.V., and Minera Atlas S.A. de C.V.;

“SilverCrest Subscription Amount” means Cdn$5,250,000;

“SilverCrest Technical Reports” has the meaning set out in Section 3.1.19(b);

“SilverCrest Transferred Assets” means all right, title and interest which SilverCrest or the SilverCrest Subsidiaries have in and to (a) the SilverCrest name and logo, (b) the office lease of SilverCrest relating to SilverCrest’s existing offices located at Suites 501, 503 and 570 Granville Street, Vancouver, British Columbia, (c) all office furniture, office equipment or office supplies, located at the office location referred to in clause (b) above, and all associated computer software licences; (d) the Nusantara Note (as such term is defined in the Plan of Arrangement); and (e) the SilverCrest Transferred Properties;

“SilverCrest Transferred Liabilities” means:

(a)	all liabilities or obligations (contingent or otherwise) (other than any liability or obligation for Taxes) in respect (but only in respect) of the SilverCrest Transferred Assets (including the operations or activities in connection therewith);

(b)	all liabilities or obligations for Taxes payable to any Governmental Entity arising from, or in connection with the transaction contemplated under the SilverCrest Conveyance Agreement;

(c)	all liabilities or obligations for Taxes payable but not yet paid or reflected in the contingencies or commitments in the Annual Financial Statements of SilverCrest, to any Governmental Entity and imposed on, or is in respect of, the SilverCrest Transferred Assets and/or any liabilities or obligations referred to in this definition net of all applicable credits, deductions, and other amounts available (including any loss carryforwards) with respect to the SilverCrest Transferred Assets; and

(d)	TSX-V fees in respect of the listing of the SpinCo Shares on the TSX-V;

“SilverCrest Transferred Properties” means all of the right, title and interest of SilverCrest and the SilverCrest Subsidiaries in the Mineral Rights associated with the properties set out in Exhibit D;

“SpinCo Option” has the meaning set out in the Plan of Arrangement;

“SpinCo Shares” means the common shares in the authorized share structure of SpinCo;

“Spin-Out Transaction” means the transactions contemplated by the First Majestic Conveyance Agreement and the SilverCrest Conveyance Agreement and the distribution of SpinCo Shares to the SilverCrest Shareholders pursuant to the Plan of Arrangement;

“subsidiary” has the meaning set out in the Business Corporations Act and includes, for greater certainty, an indirect subsidiary;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal (provided, however, that for the purposes of this definition, all references to “20%” shall be changed to “100%”) made by a third party or parties acting jointly (other than First Majestic and its affiliates) that did not result from a breach of Section 4.4 and which:

(a)	is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been obtained or demonstrated to the satisfaction of the SilverCrest Board acting in good faith (after receipt of advice from its financial advisors and outside legal counsel) to be reasonably likely to be obtained without undue delay;

(b)	is not subject to a due diligence condition and/or access condition;

(c)	is made available to all SilverCrest Shareholders on the same terms and conditions; and

(d)	in the good faith determination of the SilverCrest Board, after consultation with its financial advisors and outside legal counsel:

(i)	is reasonably capable of being completed in accordance with its terms and without undue delay, taking into account, all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal; and

(ii)	would, if consummated and taking into account all of the terms and conditions of such Acquisition Proposal (but not assuming away the risk of non-completion), result in a transaction more favourable to the SilverCrest Shareholders from a financial point of view than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by First Majestic pursuant to Section 4.5);

“Tax Returns” means all returns, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

“Taxes” means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, production taxes, severance taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties, mining duties (including under the Federal Duties Act (Mexico) (Ley Federal de Derechos)) or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Termination Payment” means an amount equal to Cdn$8,000,000 payable by SilverCrest to First Majestic in certain circumstances in accordance with Section 6.3;

“Transaction Personal Information” has the meaning set out in Section 8.1;

“Tribunal” means:

(a)	any court (including a court of equity);

(b)	any federal, provincial, state, county, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality;

(c)	any securities commission, Canadian or U.S. stock exchange or other regulatory or self-regulatory body; and

(d)	any arbitrator or arbitration tribunal;

“TSX” means the Toronto Stock Exchange;

“TSX-V” means the TSX Venture Exchange;

“United States” means the United States of America, its territories and possessions;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“U.S. Investment Company Act” means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated from time to time thereunder.

1.2                    Interpretation Not Affected by Headings, etc. The division of this Agreement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to a “Section” followed by a number and/or a letter refer to the specified section of this Agreement, and all references in this Agreement to an Exhibit followed by a letter refer to the specified Exhibit to this Agreement. Unless otherwise indicated, the terms “this Agreement”, “hereof”, “herein”, “hereunder” and “hereby” and similar expressions refer to this Agreement (including the Exhibits hereto), as amended or supplemented from time to time pursuant to the applicable provisions hereof, and not to any particular section or other portion hereof.

1.3                    Currency. All sums of money referred to in this Agreement are expressed in lawful money of the United States of America and “$” refers to U.S. dollars, unless indicated as Canadian dollars (Cdn$).

1.4                    Number, etc. Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5                    Date For Any Action. In the event that any date on which any action is required to be taken hereunder by any of the Parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6                    Entire Agreement. This Agreement constitutes, together with the Confidentiality Agreement, the entire agreement among the Parties with respect to the Arrangement and other transactions contemplated hereby and supersedes all other prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect thereto, other than the Confidentiality Agreement. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties with respect thereto except as expressly set forth in this Agreement and the Confidentiality Agreement.

1.7                    Accounting Matters. Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS and past practice.

1.8                        Construction. In this Agreement, unless otherwise indicated:

(a)	the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)	a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof; and

(c)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning.

1.9                        Knowledge. In this Agreement, the phrase “to the knowledge of” any Person, “to the best knowledge of” any Person, “known to” any Person, “of which it is aware” or any similar phrase means, unless otherwise indicated, (a) with respect to any Person who is an individual, the actual knowledge of such Person, and (b) with respect to any Person who is not an individual, the actual knowledge of the senior officers and directors of such Person and its affiliates after reasonable enquiry, and to the extent that such reasonable enquiry was not conducted, includes the knowledge that a reasonable Person would have had if such reasonable enquiry had been conducted.

1.10                      Commercially Reasonable Efforts. In this Agreement, the phrase “commercially reasonable efforts” with respect to any Party means the cooperation of such Party and the use by such Party of its reasonable efforts consistent with reasonable commercial practice without payment or incurrence of any liability or obligation, other than reasonable expenses.

1.11                      Ordinary Course of Business. In this Agreement the phrase “in the ordinary course of business” or “ordinary course” and similar expressions shall, as applicable, mean and refer to (i) those activities that are normally conducted by Persons engaged in the exploration for silver deposits and in the development and production of such deposits and/or (ii) the ordinary course of business conduct of a Party (or its subsidiaries) in a commercially reasonable and business-like manner consistent with the past practices of the Party and in the case of SilverCrest, shall include those expenditures provided for in the SilverCrest Budget.

1.12                      Exhibits. The following Exhibits are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form an integral part hereof:

Exhibit A	-	Plan of Arrangement

Exhibit B	-	Arrangement Resolution

Exhibit C	-	Share Issuance Resolution

Exhibit D	-	SilverCrest Transferred Properties

Exhibit E	-	First Majestic Transferred Property

Article 2
THE ARRANGEMENT

2.1                        Arrangement. The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2                        Interim Order. As soon as reasonably practicable following the execution of this Agreement, and in any event in sufficient time to hold the SilverCrest Meeting in accordance with Section 2.3, SilverCrest shall apply to the Court in a manner acceptable to First Majestic, acting reasonably, pursuant to the Business Corporations Act and prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the SilverCrest Meeting and for the manner in which such notice is to be provided;

(b)	that the requisite approval for the Arrangement Resolution shall be two-thirds of the votes cast on the Arrangement Resolution by the SilverCrest Shareholders present in person or represented by proxy at the SilverCrest Meeting such that each SilverCrest Shareholder is entitled to one vote for each SilverCrest Share held, together with, if required by MI 61-101, minority approval in accordance with MI 61-101 (the “SilverCrest Shareholder Approval”);

(c)	that, in all other respects, the terms, restrictions and conditions of the articles of SilverCrest, including quorum requirements and all other matters, shall apply in respect of the SilverCrest Meeting;

(d)	for the grant of the Dissent Rights;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	that the SilverCrest Meeting may be adjourned or postponed from time to time by the SilverCrest Board, subject to the terms of this Agreement, without the need for additional approval of the Court;

(g)	that it is the intention of the Parties to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares, SpinCo Shares and Replacement Options to be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement; and

(h)	for such other matters as First Majestic may reasonably require, subject to obtaining the prior consent of SilverCrest, such consent not to be unreasonably withheld or delayed.

2.3                        SilverCrest Meeting. Subject to receipt of the Interim Order and the terms of this Agreement:

(a)	SilverCrest agrees to convene and conduct the SilverCrest Meeting in accordance with the Interim Order, SilverCrest’s articles and applicable Law as soon as reasonably practicable, and in any event on or before the Meeting Deadline. SilverCrest agrees that it shall, in consultation with First Majestic, fix and publish a record date for the purposes of determining the SilverCrest Shareholders entitled to receive notice of and vote at the SilverCrest Meeting in accordance with the Interim Order;

(b)	SilverCrest shall not, except as required for quorum purposes, as required by Law, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the SilverCrest Meeting without First Majestic’s prior written consent;

(c)	SilverCrest shall advise First Majestic as First Majestic may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the SilverCrest Meeting, as to the aggregate tally of the proxies received by SilverCrest in respect of the Arrangement Resolution;

(d)	SilverCrest shall promptly advise First Majestic of any written notice of dissent or purported exercise by any SilverCrest Shareholder of Dissent Rights received by SilverCrest in relation to the Arrangement and any withdrawal of Dissent Rights received by SilverCrest and any written communications sent by or on behalf of SilverCrest to any SilverCrest Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement;

(e)	SilverCrest shall not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of First Majestic, acting reasonably; and

(f)	SilverCrest shall provide notice to First Majestic of the SilverCrest Meeting and shall allow representatives of First Majestic and its counsel to attend the SilverCrest Meeting.

2.4                        First Majestic Meeting. Subject to the terms of this Agreement:

(a)	First Majestic agrees to convene and conduct the First Majestic Meeting in accordance with First Majestic’s articles and applicable Law as soon as reasonably practicable, and, subject to Section 2.4(b), within three Business Days of the SilverCrest Meeting. First Majestic agrees that it shall, in consultation with SilverCrest, fix and publish a record date for the purposes of determining the First Majestic Shareholders entitled to receive notice of and vote at the First Majestic Meeting;

(b)	First Majestic shall not, except as required for quorum purposes, as required by Law, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the First Majestic Meeting without SilverCrest’s prior written consent. Notwithstanding the foregoing, if SilverCrest postpones or adjourns the SilverCrest Meeting in accordance with the terms of this Agreement, then First Majestic may postpone or adjourn the First Majestic Meeting for the same number of days as the SilverCrest Meeting has been adjourned;

(c)	First Majestic shall advise SilverCrest as SilverCrest may reasonably request as to the aggregate tally of the proxies received by First Majestic in respect of the Share Issuance Resolution; and

(d)	First Majestic shall provide notice to SilverCrest of the First Majestic Meeting and shall allow representatives of SilverCrest and its counsel to attend the First Majestic Meeting.

2.5                        Joint Circular.

(a)	As promptly as reasonably practicable following execution of this Agreement, SilverCrest and First Majestic shall cooperate in preparing a mutually acceptable Joint Circular together with any other documents required by applicable Laws in connection with the SilverCrest Meeting and the First Majestic Meeting.

(b)	As promptly as reasonably practicable following issuance of the Interim Order, and in any event prior to the close of business on the Mailing Deadline, SilverCrest and First Majestic shall cause the Joint Circular to be sent to the SilverCrest Shareholders and the First Majestic Shareholders, respectively, in compliance with the accelerated timing contemplated by section 2.20 of National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer” and filed as required by the Interim Order and applicable Laws.

(c)	If SilverCrest provides notice to First Majestic regarding an Acquisition Proposal pursuant to this Agreement prior to the mailing of the Joint Circular, then unless the Parties agree otherwise, the Mailing Deadline will be extended by a period of time equal to the number of days from the date on which SilverCrest first provides notice of such Acquisition Proposal to First Majestic until the earlier of:

(i)	written notification from SilverCrest to First Majestic that the SilverCrest Board has determined that the Acquisition Proposal is not a Superior Proposal; or

(ii)	the date on which SilverCrest and First Majestic enter into an amended agreement pursuant to Section 4.5 which results in the Acquisition Proposal in question not being a Superior Proposal.

If the Mailing Deadline is so extended, the Meeting Deadline and the Outside Date shall be extended by the same number of days as the Mailing Deadline has been extended.

(d)	Each of SilverCrest and First Majestic shall ensure that the Joint Circular is complete and accurate in all material respects, complies in all material respects with all applicable Laws and shall contain sufficient detail to permit the SilverCrest Shareholders and the First Majestic Shareholders to form a reasoned judgment concerning the matters to be placed before them at the SilverCrest Meeting and the First Majestic Meeting, respectively. Without limiting the generality of the foregoing, each of SilverCrest and First Majestic shall ensure that the Joint Circular does not contain any misrepresentation (other than in each case with respect to any information relating to and provided by the other Party or its respective subsidiaries). Each of SilverCrest and First Majestic acknowledges that the other Party shall not be responsible for ensuring the completeness, accuracy or sufficiency of any information relating to it or its respective subsidiaries.

(e)	Without limiting the generality of the foregoing, SilverCrest shall disclose in the Joint Circular:

(i)	that the SilverCrest Board has received the SilverCrest Fairness Opinion and that, subject to the scope of review, assumptions and limitations set out in such opinion, the Consideration is fair from a financial point of view to the SilverCrest Shareholders (other than First Majestic and its affiliates);

(ii)	the complete text of the SilverCrest Fairness Opinion; and

(iii)	that the SilverCrest Board has determined, after receiving financial and legal advice, that the Arrangement is fair to the SilverCrest Shareholders (other than First Majestic and its affiliates) and in the best interests of SilverCrest.

(f)	Subject to the terms of this Agreement:

(i)	(A) SilverCrest shall solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by a SilverCrest Shareholder, including, if so requested by First Majestic, using the services of dealers and proxy solicitation services selected by First Majestic and permitting First Majestic to otherwise assist SilverCrest in such solicitation, and take all other actions that are reasonably necessary or desirable to seek the approval of the Arrangement Resolution by the SilverCrest Shareholders; (B) the SilverCrest Board shall recommend to the SilverCrest Shareholders that they vote in favour of the Arrangement Resolution and shall include in the Joint Circular a statement to such effect; and (C) SilverCrest shall include in the Joint Circular a statement that each director and executive officer of SilverCrest intends to vote all of such Person’s SilverCrest Securities in favour of the Arrangement Resolution, subject to the other terms of this Agreement; and

(ii)	(A) First Majestic shall solicit proxies in favour of the Share Issuance Resolution and against any resolution submitted by a First Majestic Shareholder and take all other actions that are reasonably necessary or desirable to seek the approval of the Share Issuance Resolution by the First Majestic Shareholders; (B) the First Majestic board of directors shall recommend to the First Majestic Shareholders that they vote in favour of the Share Issuance Resolution and shall include in the Joint Circular a statement to such effect; and (C) First Majestic shall include in the Joint Circular a statement that each director and executive officer of First Majestic intends to vote all of such Person's First Majestic Shares in favour of the Share Issuance Resolution, subject to the other terms of this Agreement.

(g)	Each of SilverCrest and First Majestic shall provide to the other Party all information regarding such Party and its affiliates as may be required by Law to be included in the Joint Circular. Each of SilverCrest and First Majestic shall also use commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Joint Circular and to the identification in the Joint Circular of each such advisor. Each of SilverCrest and First Majestic shall ensure that such information is complete and accurate in all material respects, complies in all material respects with applicable Laws and, without limiting the generality of the foregoing, does not include any misrepresentation. Each of SilverCrest and First Majestic shall indemnify and save harmless the other Party and its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which such other Party or any of its Representatives may be subject or may suffer as a result of, or arising from, any misrepresentation or alleged misrepresentation contained in any information included in the Joint Circular that was provided by such Party pursuant to this Section 2.5, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity based on such a misrepresentation or alleged misrepresentation.

(h)	First Majestic and SilverCrest and their respective legal counsel shall be given a reasonable opportunity to review and comment on the Joint Circular prior to the Joint Circular being printed or filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by such Party and its legal counsel; provided, however, that:

(i)	all information relating solely to First Majestic, its affiliates and the First Majestic Shares included in the Joint Circular shall be in form and content satisfactory to First Majestic, acting reasonably; and

(ii)	all information relating solely to SilverCrest, its affiliates and the SilverCrest Shares included in the Joint Circular shall be in form and content satisfactory to SilverCrest, acting reasonably.

(i)	SilverCrest and First Majestic shall each promptly notify the other if, at any time before the Effective Date, either becomes aware that the Joint Circular contains a misrepresentation, or that an amendment or supplement to the Joint Circular is otherwise required and SilverCrest and First Majestic shall co-operate in the preparation of any amendment or supplement to the Joint Circular as required or appropriate, and SilverCrest and First Majestic shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Joint Circular to their respective shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities, the SEC and any other Governmental Entity as required and, in such circumstances, the date of the SilverCrest Meeting and the date of the First Majestic Meeting shall be postponed if and to the extent required by applicable Law (and the Meeting Deadline shall, if necessary, be postponed to such date).

2.6                        Final Order. If (a) the Interim Order is obtained, (b) the Arrangement Resolution is passed at the SilverCrest Meeting as provided for in the Interim Order and as required by applicable Law, and (c) the Share Issuance Resolution is passed at the First Majestic Meeting, then, subject to the terms of this Agreement, SilverCrest shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order pursuant to the Business Corporations Act held as soon as reasonably practicable and, in any event, within three Business Days following the later of the approval of the Arrangement Resolution at the SilverCrest Meeting and the approval of the Share Issuance Resolution at the First Majestic Meeting.

2.7                        Court Proceedings. Subject to the terms of this Agreement, First Majestic will cooperate with and assist SilverCrest in seeking the Interim Order and the Final Order, including by providing SilverCrest on a timely basis any information reasonably required to be supplied by First Majestic in connection therewith. SilverCrest will provide legal counsel to First Majestic with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, SilverCrest will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.7 or with First Majestic’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that nothing herein shall require First Majestic to agree or consent to any increase in consideration or other modification or amendment to such filed or served materials that expands or increases First Majestic’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. SilverCrest shall also provide to First Majestic’s legal counsel on a timely basis copies of any notice of appearance or other Court documents served on SilverCrest in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by SilverCrest indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. SilverCrest will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, SilverCrest will not object to legal counsel to First Majestic making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided, however, that SilverCrest is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. SilverCrest will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, SilverCrest is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, First Majestic.

2.8                        Lists of Shareholders. At the reasonable request of First Majestic from time to time, SilverCrest shall provide First Majestic with lists (in both written and electronic form) of (a) the names and addresses of all registered SilverCrest Shareholders, together with their respective holdings of SilverCrest Shares, (b) the names and addresses and holdings of all Persons having rights issued by SilverCrest to acquire SilverCrest Shares (including SilverCrest Optionholders), (c) the names of all participants and book based nominee registrants such as CDS & Co., CEDE & Co. and DTC, together with their respective holdings of SilverCrest Shares, and (d) the names of all non-objecting beneficial owners of SilverCrest Shares, together with their addresses and respective holdings of SilverCrest Shares. SilverCrest shall from time to time require that its registrar and transfer agent furnish First Majestic with such additional information, including updated or additional lists of SilverCrest Shareholders and lists of holdings and other assistance as First Majestic may reasonably request in order to be able to communicate with respect to the Arrangement with the SilverCrest Shareholders.

2.9                        Announcement and Shareholder Communications. First Majestic and SilverCrest shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement, the text and timing of each Party’s announcement to be approved by the other Party in advance, acting reasonably. First Majestic and SilverCrest agree to co-operate in the preparation of presentations, if any, to the SilverCrest Shareholders and the First Majestic Shareholders regarding the transactions contemplated by this Agreement and no Party shall issue any press release or otherwise make public announcements with respect to this Agreement, the Arrangement or any Acquisition Proposal without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed) provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure required under applicable Laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure, and if prior notice is not possible, to give such notice immediately following the making of such disclosure.

2.10                      Payment of Consideration. Following receipt by SilverCrest of the Final Order, First Majestic will deposit in escrow with the Depositary sufficient First Majestic Shares and the requisite amount of cash to satisfy the aggregate Consideration payable by First Majestic pursuant to the Plan of Arrangement (other than payments to shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

2.11                      United States Securities Law Matters. The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares, SpinCo Shares, SpinCo Options and Replacement Options issued under the Arrangement to the United States holders of SilverCrest Shares and SilverCrest Options, as the case may be, will be issued by SpinCo and First Majestic, as the case may be, in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)	the Court will be required to satisfy itself as to the fairness of the Arrangement to the SilverCrest Shareholders and the SilverCrest Optionholders subject to the Arrangement;

(d)	the Court will have determined, prior to approving the Arrangement, that the terms and conditions of the exchanges of securities under the Arrangement are fair to the SilverCrest Shareholders and the SilverCrest Optionholders pursuant to the Arrangement;

(e)	the order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the SilverCrest Shareholders and SilverCrest Optionholders pursuant to the Arrangement;

(f)	SilverCrest will ensure that each Person entitled to Consideration Shares, SpinCo Shares, SpinCo Options and Replacement Options pursuant to the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with the sufficient information necessary for them to exercise that right; and

(g)	the Interim Order will specify that each Person entitled to Consideration Shares, SpinCo Shares, SpinCo Options and Replacement Options pursuant to the Arrangement will have the right to appear before the Court so long as they enter an appearance within a reasonable time.

2.12                      Effective Date Matters. The Effective Date shall be the date the Final Order is deposited at the registered office of SilverCrest, which shall be (a) the date that is the earlier of: (i) the date that is three Business Days after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article 5 (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until immediately prior to the Effective Date); and (ii) the date that is the day prior to the Outside Date; provided that the conditions set forth in Article 5 have been satisfied or waived as of such date; or (b) such date as mutually agreed in writing by the Parties. Subject to the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Time) set forth in Article 5, the Arrangement will, from and after the Effective Time, have all of the effects provided under applicable Laws.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1                        Representations and Warranties of SilverCrest. SilverCrest hereby represents and warrants to and in favour of First Majestic as follows and acknowledges that First Majestic is relying on such representations and warranties in connection with the transactions herein contemplated:

3.1.1                        Incorporation and Organization. SilverCrest and each of the SilverCrest Subsidiaries is a corporation duly incorporated under the laws of its respective jurisdiction of incorporation (as more particularly set forth in Schedule 3.1.1 of the SilverCrest Disclosure Letter), is validly subsisting, has full corporate and legal power and authority to own, lease and operate the properties currently owned, leased and operated by it and to conduct its business as currently conducted and is in good standing with respect to the filing of annual returns or the equivalent. SilverCrest and each of the SilverCrest Subsidiaries is duly qualified or licensed to do business and is in good standing as a foreign corporation or organization authorized to do business in all jurisdictions in which the character of the properties owned, leased or operated or the nature of the business conducted by it would make such qualification or licensing necessary. True and complete copies of the constating documents of SilverCrest and each SilverCrest Subsidiary have been provided to First Majestic and no amendments to such constating documents have been authorized which have not been provided to First Majestic.

3.1.2                     Capitalization.

(a)	The authorized capital of SilverCrest consists of an unlimited number of SilverCrest Shares and an unlimited number of preferred shares, of which, as of the date hereof, 118,753,205 SilverCrest Shares are issued and outstanding and no preferred shares are issued and outstanding. No SilverCrest Shares are held in treasury or authorized or reserved for issuance, other than upon the exercise of the SilverCrest Options. Parties to the Lock-up Agreements are the beneficial holders of, in the aggregate, 4,658,530 SilverCrest Shares. All outstanding SilverCrest Shares have been duly authorized and are validly issued, are fully paid and non-assessable and were issued in compliance with the articles of SilverCrest and all applicable Laws. There are, and have been, no preemptive rights relating to the allotment or issuance of any of the issued and outstanding SilverCrest Shares. As of the date hereof, all outstanding SilverCrest Options and contingent commitments to issue SilverCrest Shares are disclosed in Schedule 3.1.2 of the SilverCrest Disclosure Letter, no Person other than First Majestic under this Agreement has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the unissued shares or any other securities of SilverCrest. Each SilverCrest Option (i) has an exercise price at least equal to the fair market value of the SilverCrest Shares at the date of the corporate action authorizing the grant, (ii) has not had its exercise date or grant date delayed or “back-dated,” and (iii) has been issued in compliance with all applicable Laws and properly accounted for in all material respects in accordance with IFRS.

(b)	There are no outstanding bonds, debentures or other evidences of indebtedness of SilverCrest having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the SilverCrest Shares on any matter.

(c)	SilverCrest has not, since the date of its incorporation, declared or paid any dividends or made any other distributions (in either case, in stock or property) on any of its shares.

3.1.3                    Authority and No Violation.

(a)	SilverCrest has all requisite corporate power and authority to enter into this Agreement and the documents required to be executed by it in connection with the transactions contemplated herein, to perform its obligations hereunder and, subject to obtaining the SilverCrest Shareholder Approval, the Interim Order and the Final Order as contemplated by Article 2, to consummate the Arrangement and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement and such other documents by SilverCrest and the consummation by SilverCrest of the transactions contemplated by this Agreement (including the Arrangement) and such other documents have been duly authorized by the SilverCrest Board and no other corporate proceedings on the part of SilverCrest or any SilverCrest Subsidiary are necessary to authorize this Agreement or the transactions contemplated hereby, other than:

(i)	with respect to the Joint Circular and other matters relating solely thereto, including the implementation of the Arrangement, the approval of the SilverCrest Board; and

(ii)	with respect to the completion of the Arrangement, the approval of the Arrangement Resolution by the SilverCrest Shareholders and such other corporate proceedings of SilverCrest as may be required by the Interim Order.

(b)	This Agreement has been duly executed and delivered by SilverCrest and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity. All documents required to be executed by SilverCrest in connection with the transactions contemplated herein will be duly executed and delivered by SilverCrest and, when so executed and delivered, will constitute a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)	The approval of this Agreement and the other documents required to be executed by SilverCrest in connection with the transactions contemplated herein, the execution and delivery by SilverCrest of this Agreement and such other documents, and the performance by SilverCrest of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not, other than as set forth in Schedule 3.1.3 of the SilverCrest Disclosure Letter:

(i)	conflict with, result in a violation or breach of, constitute a default or require any consent (other than such as has already been obtained), to be obtained under, or give rise to any termination rights or payment obligation under, any provision of:

(A)	its notice of articles or articles or any other agreement or understanding with any party holding an ownership interest in SilverCrest;

(B)	any resolutions of the SilverCrest Board (or any committee thereof) or shareholders;

(C)	any applicable Laws, subject to obtaining the Antitrust Clearance and any required approval of the TSX and the NYSE MKT to the transactions contemplated herein;

(D)	subject to obtaining any consent, approval, permit or acknowledgement which may be required thereunder, details of which are set forth in Schedule 3.1.3 of the SilverCrest Disclosure Letter, any license or registration or any agreement, contract or commitment, written or oral, which SilverCrest or any SilverCrest Subsidiary is a party to or bound by or subject to;

(ii)	give rise to any right of termination or acceleration of indebtedness of SilverCrest or any SilverCrest Subsidiary, or cause any third party indebtedness of SilverCrest or any SilverCrest Subsidiary to come due before its stated maturity, other than pursuant to the BNS Credit Agreement;

(iii)	result in the imposition of any Encumbrance upon any of the assets of SilverCrest or any of the SilverCrest Subsidiaries, or restrict, hinder, impair or limit its or any of the SilverCrest Subsidiaries’ ability to carry on their respective business as and where it is now being carried on or as and where it may be carried on in the future; or

(iv)	result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person, or any increase in any Employee Benefits otherwise payable, or the acceleration of the time of payment, vesting or exercise of any Employee Benefits.

(d)	No consent, approval, order, registration, notice, declaration or filing with, any Governmental Entity or other Person is required to be obtained by SilverCrest or any SilverCrest Subsidiary in connection with the execution and delivery of this Agreement or any of the other documents contemplated hereby, or the consummation by SilverCrest of the transactions contemplated hereby or thereby, other than:

(i)	any approvals required by the Interim Order;

(ii)	the Final Order;

(iii)	the Antitrust Clearance;

(iv)	the SilverCrest Shareholder Approval;

(v)	any required approval of the TSX or the NYSE MKT to the transactions contemplated herein;

(vi)	the third party consents, approvals and notices listed in Schedule 3.1.3 of the SilverCrest Disclosure Letter;

(vii)	the BNS Consent; and

(viii)	any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which are purely of an administrative nature and which could be completed or obtained without Material Adverse Effect on SilverCrest or the Business immediately after the Effective Date or which, if not obtained, would not in the aggregate have a Material Adverse Effect on SilverCrest.

3.1.4                     No Defaults. Neither SilverCrest nor any SilverCrest Subsidiary is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement, license or franchise to which it is a party which would, if terminated due to such default, cause a Material Adverse Effect on SilverCrest.

3.1.5                     Ownership of SilverCrest Subsidiaries. Other than (a) one share in the capital of each of Minera Metro S.A. de C.V., SilverCrest de Mexico S.A. de C.V., Nusantara de Mexico S.A. de C.V., and Magellan Exploracion S.A. de C.V., which is held by Barney Magnusson as nominee in trust for SilverCrest, and (b) one share in the capital of each of Minera del Cerro Santo S.A. de C.V., Santa Elena Oro e Plata S.A. de C.V., Minera Metapan S.A. de C.V., and Minera Atlas S.A. de C.V, which is held by N. Eric Fier as nominee in trust for SilverCrest, either SilverCrest or one or more of the SilverCrest Subsidiaries is the sole beneficial and registered owner of all of the issued and outstanding shares in the capital of each of the SilverCrest Subsidiaries with good and marketable title thereto, free and clear of all Encumbrances other than Permitted Encumbrances. No Person has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the issued or unissued shares or any other securities of any SilverCrest Subsidiary. Other than the SilverCrest Subsidiaries and SpinCo, SilverCrest does not have any subsidiaries.

3.1.6                     No Other Shares. Other than the shares which SilverCrest owns in the SilverCrest Subsidiaries and SpinCo or which the SilverCrest Subsidiaries own in each other and as disclosed in the Financial Statements, neither SilverCrest nor any of the SilverCrest Subsidiaries owns, beneficially, any shares in the capital of any corporation, and neither SilverCrest nor any of the SilverCrest Subsidiaries holds any securities or obligations of any kind convertible into or exchangeable for shares in the capital of any corporation. Neither SilverCrest nor any of the SilverCrest Subsidiaries is a party to any agreement to acquire any shares in the capital of any corporation.

3.1.7                     Reporting Issuer; Public Documents.

(a)	SilverCrest is a reporting issuer in all of the provinces of Canada other than Quebec, and is not on the list of reporting issuers in default under applicable securities Laws.

(b)	SilverCrest (i) is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act, and (ii) is not registered or required to register as an investment company under the U.S. Investment Company Act.

(c)	The SilverCrest Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act, SilverCrest is subject to the reporting requirements of Section 13 of the U.S. Exchange Act and SilverCrest is not in default in any material respect of its obligations as such.

(d)	The SilverCrest Shares are listed and posted for trading on the TSX, the NYSE MKT and the FSE and are not listed on any other market. SilverCrest is in compliance in all material respects with the rules and policies of the TSX and the NYSE MKT.

(e)	SilverCrest is not subject to any cease trade or other order of the TSX, NYSE MKT, any Securities Authority or the SEC, and, to the knowledge of SilverCrest, no inquiry, review or investigation (formal or informal) or other proceedings involving SilverCrest that may operate to prevent or restrict trading of any securities of SilverCrest are currently in progress or pending before the TSX, NYSE MKT, any Securities Authority or the SEC.

(f)	SilverCrest has filed all documents required to be filed by it in accordance with applicable securities Laws and the rules and policies of the TSX and the NYSE MKT. The SilverCrest Information Record includes a true and complete copy of all forms, reports, statements, certifications, and other documents required to be filed by SilverCrest. Such forms, reports, statements, certifications, and other documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation; and (ii) complied in all material respects with the requirements of applicable Securities Laws except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on SilverCrest. SilverCrest has not filed any confidential material change or other report or other document with any Securities Authorities, the SEC, the TSX, the NYSE MKT or other self-regulatory authority which at the date hereof remains confidential. None of the SilverCrest Subsidiaries are required to file any reports or other documents with any of the Securities Authorities, the SEC, the TSX or the NYSE MKT.

(g)	Other than as set out in Section 3.1.7 of the SilverCrest Disclosure Letter, SilverCrest beneficially owns or leases the properties, business and assets or the interests in the properties, business or assets referred to in the SilverCrest Information Record, no party is challenging or disputing the title of SilverCrest or any SilverCrest Subsidiary to any such properties, business or assets and all agreements by which SilverCrest or any SilverCrest Subsidiary holds an interest in a property, business or assets are in good standing according to their terms and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated.

(h)	There is and has been no failure on the part of SilverCrest or any of its directors or officers, in their capacities as such, to comply with any provision of the United States Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 thereof related to loans and Sections 302 and 906 thereof related to certifications.

3.1.8                  Financial Matters.

(a)	The Financial Statements of SilverCrest have been, and all financial statements of SilverCrest which are publicly disseminated by SilverCrest in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS, applied on a basis consistent with prior periods and all applicable Laws and present fairly or will present fairly, in all material respects:

(i)	all the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial condition of SilverCrest and the SilverCrest Subsidiaries, on a consolidated basis as at the respective dates thereof; and

(ii)	the revenues, earnings, results of operations and cash flows of SilverCrest and the SilverCrest Subsidiaries, on a consolidated basis for the respective periods covered thereby.

(b)	SilverCrest maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109 to provide reasonable assurance that (i) material information relating to SilverCrest is made known to SilverCrest’s management, including its chief financial officer and chief executive officer, particularly during the periods in which SilverCrest’s interim filings and annual filings (as such terms are defined in NI 52-109) are being prepared; and (ii) information required to be disclosed by SilverCrest in its annual filings, interim filings or other reports filed or submitted by it under applicable securities Laws are recorded, processed, summarized and reported within the time periods specified in applicable securities Laws. SilverCrest maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act) that comply with the requirements of the U.S. Exchange Act and such disclosure controls and procedures are effective.

(c)	SilverCrest maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act) that complies with the requirements of the U.S. Exchange Act. SilverCrest maintains internal controls over financial reporting (as such term is defined in NI 52-109). Such internal controls over financial reporting are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that:

(i)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of SilverCrest and the SilverCrest Subsidiaries;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of SilverCrest and the SilverCrest Subsidiaries are being made only with the authorization of management and directors of SilverCrest and the SilverCrest Subsidiaries; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of SilverCrest or its subsidiaries that could have a material effect on its financial statements.

(d)	Since December 31, 2014, there has been no change in SilverCrest’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect, SilverCrest’s internal control over financial reporting.

(e)	To the knowledge of SilverCrest as of the date of this Agreement:

(i)	there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of SilverCrest that are reasonably likely to adversely affect the ability of SilverCrest to record, process, summarize and report financial information; and

(ii)	there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of SilverCrest.

(f)	Since December 31, 2014, neither SilverCrest nor any of the SilverCrest Subsidiaries nor, to SilverCrest’s knowledge, any director, officer, employee, auditor, accountant or representative of SilverCrest or any of the SilverCrest Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting practices, procedures, methodologies or methods of SilverCrest or any of the SilverCrest Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that SilverCrest or any of the SilverCrest Subsidiaries has engaged in questionable accounting practices.

(g)	SilverCrest has no knowledge of any material adjustments, potential liabilities or obligations, which individually or in the aggregate have not been reflected in its Annual Financial Statements, other than liabilities, indebtedness and obligations incurred by SilverCrest and/or the SilverCrest Subsidiaries in the ordinary course of business, or as contemplated in this Agreement or as disclosed in Schedule 3.1.8 of the SilverCrest Disclosure Letter.

(h)	Schedule 3.1.8 of the SilverCrest Disclosure Letter sets forth a complete and accurate list of all intercompany indebtedness between and among SilverCrest and the SilverCrest Subsidiaries. There are no outstanding loans made by SilverCrest to any director or officer of SilverCrest.

3.1.9                     Business Carried on in Ordinary Course. The Business has been carried on in the ordinary course since December 31, 2014 and since such date:

(a)	there has not been any event, occurrence, development or state of circumstances or facts which has had or is reasonably likely to give rise to a Material Adverse Effect with respect to SilverCrest;

(b)	there has not been any material write-down by SilverCrest of any assets of SilverCrest;

(c)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise and whether matured or unmatured) which has had or is reasonably likely to have a Material Adverse Effect with respect to SilverCrest has been incurred;

(d)	SilverCrest has not suffered any material casualty and there has been no damage, destruction or loss of any material tangible assets, whether covered by insurance or not, that could reasonably be expected to have a Material Adverse Effect on SilverCrest;

(e)	other than as set out in the SilverCrest Budget, there has been no increase in the Employee Benefits payable or to become payable by SilverCrest or any SilverCrest Subsidiary to any of its respective officers, directors, employees or advisors, other than in the ordinary course of business, and there has been no declaration, payment or commitment or obligation of any kind for the payment or granting by SilverCrest or any SilverCrest Subsidiary of a bonus, stock option or other additional salary or compensation to any such Person, or any grant to any such Person of any increase in severance or termination pay, nor has SilverCrest or any SilverCrest Subsidiary agreed to do any of the foregoing;

(f)	there has not been any redemption, repurchase or other acquisition of SilverCrest Shares by SilverCrest, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the SilverCrest Shares;

(g)	there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course of business consistent with past practice;

(h)	other than as set out in the SilverCrest Budget, neither SilverCrest nor any SilverCrest Subsidiary has acquired or sold, pledged, leased, encumbered or otherwise disposed of any material property or assets or incurred or committed to incur capital expenditures in excess of $250,000 in the aggregate, as of the date hereof, nor has SilverCrest or any SilverCrest Subsidiary agreed to do any of the foregoing;

(i)	there has not been any acquisition or sale, lease, license, expiry or other disposition by SilverCrest or any of the SilverCrest Subsidiaries of any interest in any Mineral Rights;

(j)	neither SilverCrest nor any SilverCrest Subsidiary has entered into any Material Agreement or amended, modified, relinquished, terminated or failed to renew any Material Agreement;

(k)	there has not been any satisfaction or settlement of any material claim, liability or obligation of SilverCrest;

(l)	other than as set out in Schedule 3.1.9 of the SilverCrest Disclosure Letter , neither SilverCrest nor any SilverCrest Subsidiary has made any change in accounting policies, principles, methods, practices or procedures (including for bad debts, contingent liabilities or otherwise);

(m)	there has been no waiver by SilverCrest or any SilverCrest Subsidiary or agreement to waive, any right of substantial value and neither SilverCrest nor any SilverCrest Subsidiary has entered into any commitment or transaction not in the ordinary course of business where such right, commitment or transaction is or would be material in relation to SilverCrest or the Business; and

(n)	neither SilverCrest nor any SilverCrest Subsidiary has agreed, announced, resolved or committed to do any of the foregoing.

3.1.10                   Partnerships or Joint Ventures. Neither SilverCrest nor any SilverCrest Subsidiary is a partner or participant in any partnership, joint venture, profit-sharing arrangement or other business combination of any kind and is not party to any agreement under which it agrees to carry on any part of its Business or any other activity in such manner or by which it agrees to share any revenue or profit with any other Person.

3.1.11                   Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect with respect to SilverCrest:

(a)	all rentals, royalties, overriding royalty interests, production payments, net profit interests, burdens, payments and obligations due and payable, or to be performed, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of SilverCrest or the SilverCrest Subsidiaries have been duly paid, duly performed, or otherwise provided for prior to the date hereof;

(b)	all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which SilverCrest or any of the SilverCrest Subsidiaries is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business;

(c)	other than as set out in Schedule 3.1.11 of the SilverCrest Disclosure Letter, to the knowledge of SilverCrest, as of the date of this Agreement there are no operational, geotechnical, geochemical or structural issues, social conflicts or limitations to surface rights, relating to the exploration and development of the SilverCrest Mineral Rights that, individually or in the aggregate, may be reasonably expected to result in a Material Adverse Effect with respect to SilverCrest; and

(d)	any and all operations of SilverCrest and each of the SilverCrest Subsidiaries and, to the knowledge of SilverCrest, any and all operations by third parties, on or in respect of the assets and properties of SilverCrest and the SilverCrest Subsidiaries, have been conducted in accordance with reasonable and prudent international mining industry practices and in compliance with applicable Laws.

3.1.12                   Marketing of Production.

(a)	Since (and including) December 31, 2014, all sales of silver and gold by SilverCrest or any of the SilverCrest Subsidiaries have been made on (and only on) the following basis:

(i)	all such sales were spot sales to arm’s length third party purchasers;

(ii)	all such sales require or required payment by purchasers in United States dollars no later than 30 days from the date of delivery;

(iii)	all such sales otherwise were on terms based on, and consistent with, good international industry practice; and

(iv)	SilverCrest and the SilverCrest Subsidiaries have received or are entitled to receive the full sale price from the third party purchasers of such mineral products without any payment to or deduction in favour of any Person, and no purchaser has defaulted in any payment due in respect of any such sales;

and since (and including) December 31, 2014, other than as set forth and described in Schedule 3.1.12 of the SilverCrest Disclosure Letter, none of SilverCrest or any of the SilverCrest Subsidiaries is or was a party to or bound by, or incurred an obligation or liability under or in respect of, any agreement or arrangement that is in substance an interest rate, currency or commodity swap or any other rate fixing agreement for a financial transaction or any call arrangement of any sort or any forward sale agreement for commodities or any other commodities hedging or speculation arrangement or off take or royalty agreement with respect to any commodities extracted from the SilverCrest Mineral Rights.

(b)	None of SilverCrest or any of the SilverCrest Subsidiaries is obligated under any prepayment contract or other prepayment arrangement to deliver mineral products at some future time without then receiving full payment therefor.

3.1.13                   Minute Books and Corporate Records. The minute and record books of SilverCrest and each of the SilverCrest Subsidiaries contain complete and accurate minutes in all material respects of all meetings of, and copies of all resolutions passed by, or consented to in writing by, its directors (and any committees thereof) and shareholders since its incorporation, all such meetings were duly called and held and all such resolutions were duly passed or enacted. The share certificate books, registers of shareholders, registers of transfers, registers of directors, registers of holders of Debt Instruments and other corporate registers of SilverCrest and each SilverCrest Subsidiary are complete and accurate in all material respects. Other than the Shareholder Rights Plan, neither SilverCrest nor any SilverCrest Subsidiary is a party to or bound by or subject to any shareholder agreement or unanimous shareholder agreement governing its affairs or the relationships, rights and duties of shareholders and is not subject to a shareholder rights plan or “poison pill” or similar plan.

3.1.14                   Accuracy of Books and Records. The financial books and records of SilverCrest and each of the SilverCrest Subsidiaries fairly and correctly set out and disclose in all material respects, in accordance with IFRS, its financial position as at the date hereof and all material financial transactions have been accurately recorded in such books and records on a consistent basis and in conformity with IFRS. All records, systems, controls, data or information (including any digital, electronic, mechanical, photographic or other technological process or device whether computerized or not) required to operate the Business are in the full possession and control of and are owned exclusively by SilverCrest or the SilverCrest Subsidiaries.

3.1.15                   Guarantees. Other than as set out in Schedule 3.1.15 of the SilverCrest Disclosure Letter, neither SilverCrest nor any SilverCrest Subsidiary is a party to or bound by or subject to any Guarantee of the indebtedness of any other Person.

3.1.16                   Interested Persons.

(a)	No payment has been made or authorized by SilverCrest or any SilverCrest Subsidiary to or for the benefit of any Person who was at the applicable time an Interested Person, except Employee Benefits, management or other fees payable in the ordinary course of business and at the regular rates or as reimbursement of expenses incurred on behalf of SilverCrest or any SilverCrest Subsidiary.

(b)	Other than as set out in Schedule 3.1.16 of the SilverCrest Disclosure Letter neither SilverCrest nor any SilverCrest Subsidiary is a party to or bound by or subject to any agreement, contract or commitment with any Interested Person, except for contracts of employment or contracts of service with independent contractors.

(c)	Neither SilverCrest nor any SilverCrest Subsidiary has any loan or indebtedness outstanding (except for obligations incurred in the ordinary course of business with respect to Employee Benefits, management or other fees and the reimbursement of expenses incurred on behalf of SilverCrest or such SilverCrest Subsidiary) to any Interested Person.

(d)	No Interested Person owns, directly or indirectly, in whole or in part, any property used in the operation of the Business as heretofore carried on.

(e)	No Interested Person has any cause of action or other claim whatsoever against, or owes any amount to, SilverCrest or any SilverCrest Subsidiary, except for any claims in the ordinary course of business such as claims for accrued vacation pay and accrued benefits under the Employee Benefits.

3.1.17                   Real Property. Neither SilverCrest nor any SilverCrest Subsidiary owns, has any interest in, or is a party to or bound by or subject to any agreement, contract or commitment, or any option to purchase, any real or immovable property.

3.1.18                    Mineral Rights.

(a)	All of SiverCrest’s and the SilverCrest Subsidiaries’ Mineral Rights (collectively, the “SilverCrest Mineral Rights”), are set out in Schedule 3.1.18 of the SilverCrest Disclosure Letter. Other than the SilverCrest Mineral Rights set out in the SilverCrest Disclosure Letter, none of SilverCrest and the SilverCrest Subsidiaries, owns or has any interest in any Mineral Rights.

(b)	Other than as set out in Schedule 3.1.18 of the SilverCrest Disclosure Letter, SilverCrest and the SilverCrest Subsidiaries are collectively the sole legal and beneficial owner of all right, title and interest to the SilverCrest Mineral Rights, free and clear of any Encumbrances other than Permitted Encumbrances.

(c)	SilverCrest and each of the SilverCrest Subsidiaries has conducted and is conducting its respective Business and has operated and maintained the Mineral Rights in accordance with good mining industry practices and in compliance with all applicable Laws, and, in particular, all applicable licensing and Environmental Laws or other lawful requirements of any Governmental Entities applicable to it in each jurisdiction in which it carries on Business.

(d)	All of the SilverCrest Mineral Rights have been properly located and recorded in compliance with applicable Law and are valid and subsisting.

(e)	Other than as set out in Schedule 3.1.18 of the SilverCrest Disclosure Letter, the SilverCrest Mineral Rights are in good standing under applicable Law and, to the knowledge of SilverCrest, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, royalties, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(f)	Other than as set forth in Schedule 3.1.18 of the SilverCrest Disclosure Letter, neither SilverCrest nor any of the SilverCrest Subsidiaries has elected or refused to participate in any exploration, development or other operations with respect to the SilverCrest Mineral Rights which has or may give rise to any penalties, forfeitures or reduction of its interest by virtue of any conversion or other alteration occurring under the title and operating documents which govern the SilverCrest Mineral Rights.

(g)	There is no material adverse claim against or challenge to the title to or ownership of the SilverCrest Mineral Rights. SilverCrest is not aware of any defects, failures or impairments in the title of SilverCrest or the SilverCrest Subsidiaries to any of the SilverCrest Mineral Rights whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect in respect of SilverCrest.

(h)	Other than as set out in Schedule 3.1.18 of the SilverCrest Disclosure Letter, there are no back-in rights, earn-in rights, farm-in rights, streaming arrangements, purchase options, rights of first refusal or similar provisions or rights or any agency marketing fees, volume or production based payments or any other arrangements or payments (actual or contingent) which would affect or entitle any Person to receive any payment in connection with SilverCrest’s or any of the SilverCrest Subsidiaries’ interest in the SilverCrest Mineral Rights or the production or sale of minerals therefrom.

(i)	There are no material restrictions on the ability of SilverCrest or any of the SilverCrest Subsidiaries to use, transfer or exploit any of the SilverCrest Mineral Rights, except pursuant to the applicable Laws.

(j)	SilverCrest and each of the SilverCrest Subsidiaries has duly and timely satisfied all of the obligations required to be satisfied, performed and observed by it under, and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by SilverCrest or any SilverCrest Subsidiary under any agreement pertaining to the SilverCrest Mineral Rights or to their other respective assets or properties and each such lease, contract or other agreement is enforceable and in full force and effect.

(k)	Subject to the rights, covenants, conditions and stipulations in the title documents and any agreement pertaining to its assets or properties (including the SilverCrest Mineral Rights) and on the lessee’s or holder’s part thereunder to be paid or performed and observed, SilverCrest and each of the SilverCrest Subsidiaries may enter into and upon, hold and enjoy its respective property and assets (including the SilverCrest Mineral Rights) for the remainder of their respective terms and all renewals or extensions thereof for its own use and benefit without any lawful interruption of or by any other Person.

(l)	SilverCrest and the SilverCrest Subsidiaries have those surface rights, including leases, easements, rights of way and permits or licences from landowners or Governmental Entities permitting the use of land by SilverCrest and the SilverCrest Subsidiaries, and other interests that are required to exploit the development potential of the SilverCrest Mineral Rights based on current operations and no third party or group holds any such rights that would be required by SilverCrest to develop the SilverCrest Mineral Rights, and such rights and interests are not protected by a federally protected ecological area or by a sacred, indigenous or religious ban or limitation.

(m)	Other than as set forth in Schedule 3.1.18 of the SilverCrest Disclosure Letter, neither SilverCrest nor any of the SilverCrest Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of SilverCrest or a SilverCrest Subsidiary in any of the SilverCrest Mineral Rights.

(n)	All mines located in or on the lands of SilverCrest or any of the SilverCrest Subsidiaries which have been abandoned by SilverCrest or any of the SilverCrest Subsidiaries, have been abandoned in accordance with good mining practices and in compliance with all applicable Laws, and all material abandonment, remediation and reclamation obligations known to SilverCrest as of the date hereof have been accurately set forth in the SilverCrest Information Record.

(o)	SilverCrest has provided First Majestic with access to full and complete copies of all material exploration information and data within its possession or control including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the SilverCrest Mineral Rights, and SilverCrest and the SilverCrest Subsidiaries have the sole right, title and ownership of all such information, data, reports and studies.

3.1.19                   Technical Reports; Mineral Reserves and Resources.

(a)	The Santa Elena Project and the La Joya Property (as set out in the SilverCrest Information Record) are the only material properties of SilverCrest for the purposes of NI 43-101.

(b)	The technical reports prepared for SilverCrest entitled “Update to Santa Elena Pre-Feasibility Study Sonora Mexico” and “Preliminary Economic Assessment for the La Joya Property Durango Mexico” dated March 31, 2015 and March 4, 2014 respectively (collectively, the “SilverCrest Technical Reports”) were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices and applicable Laws, including the requirements of NI 43-101 at the time of filing thereof and reasonably presented the quantity of mineral reserves and resources attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the reports were prepared. SilverCrest does not have knowledge of a material adverse change in any production, cost, price, reserves, resources or other relevant information provided since the date such information was provided.

(c)	SilverCrest has made available to the authors of the SilverCrest Technical Reports, prior to the issuance thereof, for the purpose of preparing such reports, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided.

(d)	All of the material assumptions underlying the reserve and resource estimates in the SilverCrest Technical Reports are reasonable and appropriate.

(e)	SilverCrest is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no change of which SilverCrest is or should be aware that would disaffirm or change any aspect of the SilverCrest Technical Reports (including the amount of any mineral reserves and resources set out therein, other than depletion due to mining in the ordinary course) or that would require the filing of a new technical report under NI 43-101. All information regarding the SilverCrest Mineral Rights, including all drill results, technical reports and studies, that is required to be disclosed at Law, has been disclosed in the SilverCrest Information Record on or before the date hereof.

3.1.20                   Employment and Employee Benefit Matters.

(a)	As at the date hereof, SilverCrest and the SilverCrest Subsidiaries had an aggregate of 383 full time and part time employees, and an aggregate of 212 independent contractors or other non-employees who supply their services under personal services contracts (whether written or oral). The names and positions of each executive officer of SilverCrest and each other Person who receives, directly or indirectly, in excess of $150,000 in annual compensation from SilverCrest or any SilverCrest Subsidiary are set forth and described in Schedule 3.1.20 of the SilverCrest Disclosure Letter.

(b)	Except as set forth and described in Schedule 3.1.20 of the SilverCrest Disclosure Letter:

(i)	neither SilverCrest nor any SilverCrest Subsidiary is a party to or bound by or subject to any agreement or arrangement with respect to Employee Benefits in excess of $150,000 and no such agreement or arrangement contains any specific provision as to notice of termination of employment or severance pay in lieu thereof;

(ii)	neither SilverCrest nor any SilverCrest Subsidiary has any obligations to amend any Employee Benefit and no amendments will be made or promised prior to the Effective Date, except with the prior written consent of First Majestic;

(iii)	all obligations of SilverCrest and the SilverCrest Subsidiaries as of December 31, 2014 with respect to Employee Benefits are reflected in and have been fully accrued in the Annual Financial Statements of SilverCrest;

(iv)	neither SilverCrest nor any SilverCrest Subsidiary is a party to or bound by or subject to any collective bargaining agreement or other similar arrangement with any labour union or employee association nor has it made any commitment to or conducted any negotiation or discussion with any labour union or employee association with respect to any future agreement or arrangement and, to the knowledge of SilverCrest, there is no current application for certification or other attempt to organize or establish any labour union or employee association with respect to employees of SilverCrest or any SilverCrest Subsidiary;

(v)	SilverCrest and each of the SilverCrest Subsidiaries has, in all material respects, complied with, and operated its Business in accordance with, all applicable Laws relating to employment and labour matters, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations matters;

(vi)	neither SilverCrest nor any of the SilverCrest Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of SilverCrest, threatened, or any litigation actual, or to the knowledge of SilverCrest, threatened, relating to employment or termination of employment of employees or independent contractors, except for such claims or litigation which individually or in the aggregate would not be reasonably expected to have a Material Adverse Effect with respect to SilverCrest. To the knowledge of SilverCrest, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting SilverCrest or any of the SilverCrest Subsidiaries;

(vii)	except as set forth and described in Schedule 3.1.20 of the SilverCrest Disclosure Letter or provided for in the SilverCrest Budget, no Person will, as a result of the transactions contemplated hereby, become entitled to (A) any retirement, severance, bonus or other such payment, (B) the acceleration of the vesting or time to exercise of any outstanding stock options or other Employee Benefits (including the SilverCrest Options), (C) the forgiveness or postponement of payment of any indebtedness owing to SilverCrest or any SilverCrest Subsidiary, or (D) receive any additional payments or compensation under or in respect of any Employee Benefits;

(viii)	all accruals for unpaid vacation pay, premiums for employment insurance, health premiums, Canada Pension Plan, accrued wages, salaries and commissions and other Employee Benefits have been reflected in the books and records of SilverCrest and the SilverCrest Subsidiaries;

(ix)	all obligations and payments of SilverCrest and each of the SilverCrest Subsidiaries before a Governmental Entity including the Instituto Mexicano del Seguro Social (IMSS), Instituto del Fondo Nacional de la Vivienda para los Trabajadores (INFONAVIT) and Comisión Nacional del Sistema de Ahorro para el Retiro (CONSAR) are paid and up to date; and

(x)	no services agreement entered into by SilverCrest or any SilverCrest Subsidiary with an individual may be interpreted by a Governmental Entity as an employment relation subject to the payment of any material amount to the Instituto Mexicano del Seguro Social (IMSS), Instituto del Fondo Nacional de la Vivienda para los Trabajadores (INFONAVIT) and Comisión Nacional del Sistema de Ahorro para el Retiro (CONSAR).

3.1.21                   Pension and Retirement Plans. Neither SilverCrest nor any SilverCrest Subsidiary sponsors or participates in any pension or retirement plan, whether a money purchase plan or a defined benefit plan or otherwise.

3.1.22                    Debt Instruments. Except as set forth and described in Schedule 3.1.22 of the SilverCrest Disclosure Letter, neither SilverCrest nor any SilverCrest Subsidiary is bound by or subject to any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument. No Debt Instrument or Encumbrance which SilverCrest or any SilverCrest Subsidiary is bound by or subject to is dependent upon the Guarantee of or any security provided by any other Person. As of the date hereof, SilverCrest and each of the SilverCrest Subsidiaries is in compliance in all respects with the terms and conditions of such Debt Instruments and has not received any notice of default or breach of, or termination under, any other instruments governing such Debt Instruments.

3.1.23                   Leases and Leased Property.

(a)	Neither SilverCrest nor any SilverCrest Subsidiary is a party to or bound by or subject to nor has SilverCrest or any SilverCrest Subsidiary agreed or become bound to enter into, any real or personal property lease or sublease or other right of occupancy relating to real property, whether as lessor or lessee, except for the Leases set forth and described in Schedule 3.1.23 of the SilverCrest Disclosure Letter. SilverCrest or the SilverCrest Subsidiaries, as applicable, occupies and has the exclusive right to occupy and use all immovable Leased Property and has the exclusive right to use all movable Leased Property.

(b)	Each of the Leases is valid and subsisting and in good standing, all rental and other payments required to be paid by SilverCrest or any SilverCrest Subsidiary as lessee or sublessee and due and payable pursuant to the Leases have been duly paid to date and neither SilverCrest nor any SilverCrest Subsidiary is otherwise in default in meeting its obligations under any of the Leases and is entitled to all rights and benefits thereunder. No event exists which, but for the passing of time or the giving of notice, or both, would constitute a default by SilverCrest or any SilverCrest Subsidiary or, to the knowledge of SilverCrest, any other party to any Lease and no party to any Lease is claiming any such default or taking any action purportedly based upon any such default.

3.1.24                   Insurance.

(a)	SilverCrest has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. Schedule 3.1.24 of the SilverCrest Disclosure Letter sets out a complete and accurate list of all policies and other forms of insurance (collectively, “Insurance Policies”) held by SilverCrest and the SilverCrest Subsidiaries.

(b)	Each Insurance Policy is in full force and effect in accordance with its terms, no notice of cancellation or termination has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default thereunder. SilverCrest has not received notice of any fact, condition or circumstance which might reasonably form the basis of any claim against SilverCrest or any SilverCrest Subsidiary which is not fully covered by insurance (subject to standard deductibles) maintained by it and which would reasonably be expected to have a Material Adverse Effect.

(c)	There is no outstanding claim under any Insurance Policy in excess of $25,000 and, to the knowledge of SilverCrest, no fact, condition or circumstance currently exists which might reasonably form the basis of any claim in excess of $25,000.

(d)	All premiums payable prior to the date hereof under such Insurance Policies have been paid and neither SilverCrest nor any of the SilverCrest Subsidiaries has failed to make a claim thereunder on a timely basis. There has been no denial of a material claim and no material claim has been disputed by SilverCrest’s insurers in the past or present.

3.1.25                   Material Agreements. Except for the Material Agreements listed and described in Schedule 3.1.25 of the SilverCrest Disclosure Letter, as of the date of this Agreement neither SilverCrest nor any SilverCrest Subsidiary is a party to or bound by or subject to any of the following:

(a)	any continuing contract for the purchase of materials, supplies, equipment or services involving, in the case of any such contract, an aggregate of more than $250,000 over the life of the contract;

(b)	any contract that expires, or may be renewed at the option of any Person other than SilverCrest or any SilverCrest Subsidiary so as to expire, more than one year after the date of this Agreement;

(c)	any Debt Instrument;

(d)	any contract for capital expenditures in excess of $250,000 in the aggregate;

(e)	any contract limiting the right of SilverCrest or any SilverCrest Subsidiary to engage in any line of business or to compete with any other Person;

(f)	any confidentiality, secrecy or non-disclosure contract other than confidentiality agreements substantially in the form provided to First Majestic’s counsel on or before the date hereof, and SilverCrest further represents that it has not received any confidential information under any such agreement;

(g)	any agreement or contract by virtue of which any of the SilverCrest Mineral Rights were acquired or constructed or are held by SilverCrest or the SilverCrest Subsidiaries or pursuant to which the construction, ownership, operation, exploration, exploitation, extraction, development, production, transportation, refining or marketing of the SilverCrest Mineral Rights are subject or which grant rights which are or may be used in connection therewith;

(h)	any contract pursuant to which SilverCrest or any SilverCrest Subsidiary leases any real property;

(i)	any contract pursuant to which SilverCrest or any SilverCrest Subsidiary leases any personal property involving payments by SilverCrest or any SilverCrest Subsidiary in excess of an aggregate of $100,000 annually or involving rights or obligations which cannot be terminated without penalty on less than three months’ notice;

(j)	any contract with any Interested Person;

(k)	any Guarantee;

(l)	any hedges, swaps or other like financial instruments;

(m)	any employment contracts with employees and service contracts with independent contractors providing for annual compensation over $150,000 or any agreements with any executive officer;

(n)	any agreement to indemnify, hold harmless or defend any other Person with respect to any assertion of personal injury, damage to property, misappropriation or violation or warranting the lack thereof; or

(o)	any other agreement, indenture, contract, lease, deed of trust, license, option, instrument or other commitment which is or would reasonably be expected to be material to the Business, properties, assets, operations, condition (financial or otherwise) or prospects of SilverCrest or any of the SilverCrest Subsidiaries.

3.1.26                   No Breach of Material Agreements. SilverCrest and each of the SilverCrest Subsidiaries has performed all of the material obligations required to be performed by it, and is entitled to all benefits under, and is not in default in respect of, any Material Agreement to which it is a party. Each of the Material Agreements is: (a) enforceable by SilverCrest or a SilverCrest Subsidiary, as applicable, in accordance with its terms (subject to any limitation under bankruptcy, insolvency or other Laws affecting creditors’ rights generally and to general principals of equity); (b) in full force and effect, unamended, and there exists no breach thereof or default or event of default or event, occurrence, condition or act with respect to SilverCrest or any SilverCrest Subsidiary or, to SilverCrest’s knowledge, with respect to the other contracting party or otherwise that, with or without the giving of notice, the lapse of time or the happening of any other event or conditions and but for any waiver or extension granted by the other contracting party, would (i) become a default or event of default under any Material Agreement, or (ii) result in the loss or expiration of any right or option by SilverCrest or any SilverCrest Subsidiary (or the gain thereof by any third party) under any Material Agreement. SilverCrest has delivered a true, correct and complete copy of each of the Material Agreements to First Majestic.

3.1.27                   Relationships with Customers, Suppliers, Distributors, Service Providers and Sales Representatives. SilverCrest has not received any written (or to the knowledge of SilverCrest other) notice that any customer, supplier, distributor, service provider or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with SilverCrest or any SilverCrest Subsidiary, and, to the knowledge of SilverCrest, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

3.1.28                   Third Party Consents. Schedule 3.1.3 of the SilverCrest Disclosure Letter sets forth and describes all consents or approvals of any third party required under the Material Agreements with respect to the Arrangement or other transactions contemplated hereby.

3.1.29                   Legal Proceedings. Other than as set forth in Schedule 3.1.29 of the SilverCrest Disclosure Letter, there are no claims, actions, suits, complaints, investigations or proceedings (whether private, governmental or otherwise, and whether or not purportedly on behalf of SilverCrest or any SilverCrest Subsidiary) in progress, pending, or to the knowledge of SilverCrest, threatened, against or affecting SilverCrest or any SilverCrest Subsidiary (including actions, suits, investigations or proceedings against any directors, officers or employees of SilverCrest or any SilverCrest Subsidiary which relate to the Business, affairs, assets or operations of SilverCrest), at law or in equity, or before or by any Tribunal or Governmental Entity which, individually or in the aggregate, may reasonably be expected to have a Material Adverse Effect. There is no judgment, decree, injunction, ruling, order or award of any Tribunal outstanding against or affecting SilverCrest or any SilverCrest Subsidiary. SilverCrest is not aware of any grounds on which any such action, suit, investigation or proceeding might be commenced with any reasonable likelihood of success, and does not have any present plans or intentions to initiate any litigation, arbitration or other proceedings against any third party.

3.1.30                   Banking Information. Schedule 3.1.30 of the SilverCrest Disclosure Letter sets forth and describes:

(a)	the name and location (including municipal address) of each bank, trust company or other institution in which SilverCrest or any SilverCrest Subsidiary has an account, money on deposit or a safety deposit box and the name of each Person authorized to draw thereon or to have access thereto; and

(b)	the name of each Person holding a general or special power of attorney from SilverCrest or the applicable SilverCrest Subsidiary and a summary of the terms thereof.

3.1.31                   Insolvency. No act or proceeding has been taken by or against SilverCrest or any SilverCrest Subsidiary in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of SilverCrest or any SilverCrest Subsidiary or for the appointment of a trustee, receiver, manager or other administrator of SilverCrest or any SilverCrest Subsidiary or any of their respective properties or assets nor, to the knowledge of SilverCrest, is any such act or proceeding threatened. Neither SilverCrest nor any SilverCrest Subsidiary has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither SilverCrest nor any SilverCrest Subsidiary nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of SilverCrest or any SilverCrest Subsidiary to conduct its Business in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

3.1.32                   Tax Matters.

(a)	Save for the requirement to file Tax Returns in respect of income taxes for the current taxation year (which return is not yet due), and any income Tax Return which is required to be filed as a result of or in connection with the transactions contemplated herein, SilverCrest and each of the SilverCrest Subsidiaries has duly filed in the prescribed manner and within the prescribed time all Tax Returns required to be filed by it on or before the date hereof with any taxing or regulatory authority to which it is subject and each such Tax Return was complete and accurate at the time filed.

(b)	SilverCrest and each of the SilverCrest Subsidiaries has paid all Taxes and installments on account of Taxes that are due and payable by it, and any interest, penalties and fines in connection therewith, properly due and payable, and has paid all of same in connection with all known assessments, reassessments and adjustments.

(c)	Each of SilverCrest and the SilverCrest Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including all goods and services, harmonized sales, value added, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(d)	Except as set forth in the Annual Financial Statements of SilverCrest, there are no Taxes or fines in respect of Taxes claimed by any Governmental Entity against SilverCrest or any SilverCrest Subsidiary or which are known to SilverCrest to be due and owing by SilverCrest or any SilverCrest Subsidiary and, to the knowledge of SilverCrest, there are no pending or threatened reassessments by any Governmental Entity in respect of Taxes owing by SilverCrest or any SilverCrest Subsidiary, and there are no matters of dispute or under discussion with any Governmental Entity relating to Taxes or fines in respect of Taxes asserted by such Governmental Entity against SilverCrest or any SilverCrest Subsidiary.

(e)	The Annual Financial Statements of SilverCrest fully reflect accrued liabilities as at December 31, 2014 for all Taxes which were not yet then due and payable and for which Tax Returns were not yet then required to be filed. There are no actions, suits, investigations or proceedings and no assessment, reassessment or request for information in progress, pending or, to the knowledge of SilverCrest, threatened against or affecting SilverCrest in respect of Taxes nor are any issues under discussion with any taxing authority relating to any matters which could result in claims for additional Taxes.

(f)	There are no agreements, waivers or other arrangements made by SilverCrest or any SilverCrest Subsidiary providing for an extension of time with respect to any assessment or reassessment of Tax, the filing of any Tax Return or the payment of any Tax by SilverCrest or any SilverCrest Subsidiary.

(g)	SilverCrest and each of the SilverCrest Subsidiaries has withheld the amount of all Taxes and other deductions required under any applicable Laws to be withheld from each payment made by it and has paid all amounts withheld which are due and payable before the date hereof and all installments of Taxes which are due and payable before the date hereof to the relevant taxing or other authority within the time prescribed under any applicable Laws.

3.1.33	Compliance with Applicable Laws. SilverCrest and each of the SilverCrest Subsidiaries has conducted and is conducting its Business in compliance in all material respects with all applicable Laws, is not in material breach of any of such Laws and is duly licensed or registered in each jurisdiction in which it owns or leases its property and assets or carries on its Business, so as to enable its Business to be carried on as now conducted and its property and assets to be so owned or leased. Neither SilverCrest nor any SilverCrest Subsidiary has received notice of any violation of applicable Laws in any jurisdiction.

3.1.34	Licences. Schedule 3.1.34 of the SilverCrest Disclosure Letter sets out a complete and accurate list of all material licenses, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or similar type) relating to the Business (the “Licenses”), and there are no other material licenses, permits, approvals, consents, certificates, registrations, or authorizations, necessary to carry on its Business as presently carried on or to own or lease any of the property or the assets utilized by SilverCrest or any SilverCrest Subsidiary. Each License is valid and subsisting and in good standing and there is no default or breach of any License and, to the best of the knowledge of SilverCrest, no proceeding is pending or threatened to revoke or limit any License. No License is non-renewable, expires within 12 months or contains any burdensome term, provision, condition or limitation which has or could have a Material Adverse Effect on SilverCrest or the Business or requires the consent, approval, permit or acknowledgement of any Person in connection with the completion of the transactions herein contemplated.

3.1.35	No Business Restrictions. Other than as set out in Schedule 3.1.35 of the SilverCrest Disclosure Letter, there is no agreement (non-compete or otherwise), commitment, judgment, injunction, order or decree to which SilverCrest or any SilverCrest Subsidiary is party or which is otherwise binding upon SilverCrest or any SilverCrest Subsidiary which has or reasonably could be expected to have the effect of prohibiting or impairing any business practice of SilverCrest or such SilverCrest Subsidiary, any acquisition of property (tangible or intangible) by SilverCrest or such SilverCrest Subsidiary or the conduct of business by SilverCrest or such SilverCrest Subsidiary, as currently conducted or proposed to be conducted.

3.1.36	Liabilities. There are no material liabilities of SilverCrest or any SilverCrest Subsidiary of any kind (whether accrued, absolute, contingent or otherwise and whether matured or unmatured) existing on the date hereof except for:

(a)	liabilities (including liabilities for unpaid Taxes) disclosed on, reflected in or provided for in the Financial Statements;

(b)	liabilities disclosed or referred to in this Agreement;

(c)	liabilities incurred in the ordinary course of business and attributable to the period since March 31, 2015, none of which, individually or in the aggregate, has a Material Adverse Effect on SilverCrest; and

(d)	liabilities incurred in connection with this Agreement or the transactions contemplated in this Agreement.

3.1.37	Condition and Sufficiency of Assets. All buildings, structures, improvements and appurtenances, and machinery and equipment owned or used by SilverCrest and each of the SilverCrest Subsidiaries are in good operating condition and in a state of good repair and maintenance, reasonable wear and tear excepted, and are adequate and suitable for the purposes for which they are currently being used. None of the buildings, structures, improvements and appurtenances, and machinery and equipment owned or used by SilverCrest and each of the SilverCrest Subsidiaries, nor the operation or maintenance thereof or thereon, violates any restrictive covenant or any provision of any applicable Law or encroaches on any property owned by others. Schedule 3.1.37 of the SilverCrest Disclosure Letter lists all assets and property owned or leased by SilverCrest or the SilverCrest Subsidiaries with a value of $100,000 or more. SilverCrest or the SilverCrest Subsidiaries own or lease all of the property and assets used in or necessary for the conduct of the Business as it is currently being conducted with good and marketable title to all property and assets which are owned by SilverCrest or any SilverCrest Subsidiary free and clear of any and all Encumbrances. There has not been any significant interruption of operations, supplies, access or services by contractors of the Business due to inadequate maintenance of any of the property or assets owned and used by SilverCrest or any SilverCrest Subsidiary.

3.1.38	Environmental.

(a)	The operation of the Business by SilverCrest and each of the SilverCrest Subsidiaries, the property and assets owned or used by SilverCrest and the SilverCrest Subsidiaries and the use, maintenance and operation thereof have been and are in compliance with all Environmental Laws (except where non-compliance would not have a Material Adverse Effect in respect of SilverCrest). Each of SilverCrest and the SilverCrest Subsidiaries have complied with all reporting and monitoring requirements under all Environmental Laws (except where non-compliance would not have a Material Adverse Effect in respect of SilverCrest). Neither SilverCrest nor any of the SilverCrest Subsidiaries has received any notice of any non-compliance with any Environmental Laws or Environmental Permits, and none of SilverCrest or any of the SilverCrest Subsidiaries have been convicted of an offence of non-compliance with any Environmental Laws or Environmental Permits or been fined or otherwise sentenced or settled such prosecution short of conviction, other than as set forth in Schedule 3.1.38 of the SilverCrest Disclosure Letter. There is no civil, criminal or administrative action, suit, demand, claim, hearing, notice of violation, investigation, proceeding, notice or demand letter existing or pending, or to the best knowledge of SilverCrest, threatened, relating to the property or assets owned or used by SilverCrest or any of the SilverCrest Subsidiaries, relating in any way to any Environmental Laws.

(b)	SilverCrest and each of the SilverCrest Subsidiaries has obtained all material Environmental Permits necessary to conduct its Business and to own, use and operate its properties and assets, all such Environmental Permits are in full effect, no appeal or other action is pending to revoke any such Environmental Permit and the operation of the Business of SilverCrest and each of the SilverCrest Subsidiaries, the property and assets owned by SilverCrest and each of the SilverCrest Subsidiaries and the use, maintenance and operation thereof have been and are in compliance with all Environmental Permits. To the extent required by applicable Environmental Laws, SilverCrest and each of the SilverCrest Subsidiaries has filed all applications necessary to renew or obtain any necessary permits, licenses, or authorizations in a timely fashion so as to allow it to continue to operate its Business in compliance with applicable Environmental Laws, and SilverCrest does not expect such new or renewed licenses, permits or other authorizations to include any terms or conditions that will have a Material Adverse Effect in respect of SilverCrest.

(c)	SilverCrest and each of the SilverCrest Subsidiaries has, at all times, used, generated, treated, stored, transported, disposed of or otherwise handled its Hazardous Substances in compliance with all Environmental Laws and Environmental Permits.

(d)	Neither SilverCrest nor any of the SilverCrest Subsidiaries is, and, to the knowledge of SilverCrest, there is no reasonable basis upon which SilverCrest or any of the SilverCrest Subsidiaries could become, responsible for any material clean up or corrective action under any Environmental Laws.

(e)	All audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental, health and safety matters relating to SilverCrest or any of the SilverCrest Subsidiaries have been made available to First Majestic and are listed in Schedule 3.1.38 of the SilverCrest Disclosure Letter.

(f)	There are no past or present (or, to the best of SilverCrest’s knowledge, future) events, conditions, circumstances, activities, practices, incidents, actions or plans which may interfere with or prevent compliance or continued compliance by SilverCrest and each of the SilverCrest Subsidiaries with the Environmental Laws as in effect on the date hereof or which may give rise to any liability under the Environmental Laws, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, notice of violation, study or investigation, based on or related to the manufacture, generation, processing, distribution, use, treatment, storage, disposal, transport or handling, or the Release or threatened Release into the indoor or outdoor environment by SilverCrest or any of the SilverCrest Subsidiaries of any Hazardous Substances.

3.1.39	Intellectual Property.

(a)	Schedule 3.1.39 of the SilverCrest Disclosure Letter sets out all trade-marks, service marks and trade names used by SilverCrest and the SilverCrest Subsidiaries in connection with the Business.

(b)	SilverCrest or the SilverCrest Subsidiaries owns or has the valid right to use all trade-marks, service marks, and trade names used by SilverCrest and the SilverCrest Subsidiaries in connection with the Business.

(c)	To the knowledge of SilverCrest, the operation of the Business does not infringe or misappropriate the intellectual property rights of any Person, violate the rights of any Person (including rights to privacy or publicity) or constitute unfair competition or trade practices under the Laws of any jurisdiction in which SilverCrest or any SilverCrest Subsidiary carries on business.

3.1.40	Advisory Fees; Third Party Expenses. Except for the accountants, lawyers and investment bankers of SilverCrest retained to negotiate, advance, carry out and complete the transactions contemplated herein, there is no investment banker, broker, finder or other intermediary or advisor that has been retained by or is authorized to act on behalf of SilverCrest, any SilverCrest Subsidiary or any of their respective directors, officers or shareholders who might be entitled to any fee, commission or reimbursement of expenses from SilverCrest or any SilverCrest Subsidiary upon consummation of the transactions contemplated by this Agreement.

3.1.41	Corrupt Practices. None of SilverCrest, any of the SilverCrest Subsidiaries, nor to the knowledge of SilverCrest, any of their respective Representatives has taken, directly or indirectly any action which would cause SilverCrest or any of the SilverCrest Subsidiaries or affiliates to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (and the regulations promulgated thereunder), or any applicable Laws of similar effect of any other jurisdiction (collectively, the “Anti-Corruption Laws”) and to the knowledge of SilverCrest no such action has been taken by any of its Representatives or affiliates. SilverCrest and the SilverCrest Subsidiaries have conducted their businesses in compliance with Anti-Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

3.1.42	Aboriginal and Ejido Affairs. Except as disclosed in Schedule 3.1.42 of the SilverCrest Disclosure Letter:

(a)	to the knowledge of SilverCrest (i) it is carrying on business in compliance in all material respects with all legal governmental requirements and agreements associated with aboriginal-related and ejido-related matters, (ii) there are no facts that could give rise to non-compliance by SilverCrest in respect of any such legal or governmental requirements;

(b)	there is no claim, complaint or other proceeding threatened by or on behalf of any Aboriginal Group or Ejido Group of which SilverCrest has received notice, with respect to any SilverCrest Mineral Right or any authorization issued by any Governmental Entity in respect of, or otherwise related to SilverCrest or any SilverCrest Subsidiary;

(c)	since June 30, 2013, there has not been any blockade or other program of civil disobedience undertaken by any Aboriginal Group or Ejido Group with respect to the SilverCrest Mineral Rights or otherwise affecting the SilverCrest Mineral Rights, or to the knowledge of SilverCrest has any responsible official of any Aboriginal Group or Ejido Group since June 30, 2013, threatened SilverCrest with any blockade or other program of civil disobedience with respect to the SilverCrest Mineral Rights or which could reasonably be expected to affect the SilverCrest Mineral Rights;

(d)	to the knowledge of SilverCrest, no other Person, including no other Persons representing or purporting to represent an Aboriginal Group or Ejido Group, and no Aboriginal Group or Ejido Group, has asserted any right or interest of any kind whatsoever, relating to any of the SilverCrest Mineral Rights;

(e)	Schedule 3.1.42 of the SilverCrest Disclosure Letter sets out all agreements between SilverCrest and any Aboriginal Group or Ejido Group;

(f)	neither SilverCrest nor any of the SilverCrest Subsidiaries has received any notice, whether written or oral from any Governmental Entity, Aboriginal Group or Ejido Group or any Persons representing or purporting to represent an Aboriginal Group or Ejido Group of the exercise of aboriginal rights or ejido rights or assertion of aboriginal title or ejido title in the area of the SilverCrest Mineral Rights or SilverCrest’s or SilverCrest Subsidiaries’ interests in the SilverCrest Mineral Rights or of an impact on the asserted aboriginal title or rights or ejido title or rights involving SilverCrest’s or SilverCrest Subsidiaries’ works on the SilverCrest Mineral Rights;

(g)	where applicable, the incorporation to the private property regime of any owned SilverCrest Mineral Rights, formerly under an ejido regime, was effected under the terms and conditions of applicable Law including without limitation, of the Mexican Agrarian Law (Ley Agraria), except where the failure to so effect would not have a Material Adverse Effect;

(h)	where applicable, all the assemblies, notices and/or other acts and/or procedures required under the Mexican Agrarian Law (Ley Agraria) for the incorporation of any owned SilverCrest Mineral Rights, were performed, except where the failure to so perform would not have a Material Adverse Effect;

(i)	where applicable, all expropriation procedures over owned SilverCrest Mineral Rights were carried out in compliance in all material respects with applicable Law, including, without limitation, the Mexican Expropriation Law (Ley de Expropiación);

(j)	with respect to each parcel of the real estate subject to propiedad ejidal or propiedad comunal subject to which SilverCrest or a SilverCrest Subsidiary has rights (the “SilverCrest Ejido Property”):

(i)	SilverCrest has the legal right pursuant to applicable Law to occupy, use, and/or exploit any SilverCrest Ejido Property;

(ii)	there is no assembly, notice or act regarding the SilverCrest Ejido Property that is being contested and/or that may be null or void pursuant to the Mexican Agrarian Law (Ley Agraria), and

(iii)	none of the SilverCrest Ejido Property is part of any litigation, claim or similar action by a third party claiming the ownership of any such parcel.

3.1.43	Non-Governmental Organizations and Community Groups. Other than as listed in Schedule 3.1.43 of the SilverCrest Disclosure Letter, no material dispute between SilverCrest or any of the SilverCrest Subsidiaries and any non-governmental organization, community, community group, civil organization, Ejido Group or Aboriginal Group exists or, to the best of SilverCrest’s knowledge, is threatened or imminent with respect to any of SilverCrest’s or any of the SilverCrest Subsidiaries’ properties or exploration activities. SilverCrest has provided First Majestic and First Majestic’s Representatives with full and complete access to all material correspondence received by SilverCrest, the SilverCrest Subsidiaries or their Representatives from any non-governmental organization, community, community group, civil organization, Ejido Group or Aboriginal Group.

3.1.44	No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from SilverCrest or the SilverCrest Subsidiaries of any of the material assets of SilverCrest or any of the SilverCrest Subsidiaries other than pursuant to the transactions contemplated in this Agreement.

3.1.45	Expropriation. No property or asset of SilverCrest or any of the SilverCrest Subsidiaries (including any SilverCrest Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of SilverCrest, is there any intent or proposal to give such notice or to commence such proceeding.

3.1.46	Competition Act. As determined in accordance with the Competition Act (Canada):

(a)	as of December 31, 2014, SilverCrest and the SilverCrest Subsidiaries did not own assets in Canada with an aggregate value in excess of Cdn$86,000,000; and

(b)	the gross revenues from sales in or from Canada generated from the assets of SilverCrest and the SilverCrest Subsidiaries in Canada did not exceed Cdn$86,000,000 for the fiscal year ended December 31, 2014.

3.1.47	Fairness Opinion and Recommendation. As of the date hereof:

(a)	National Bank Financial has delivered an oral opinion to the SilverCrest Board, to the effect that as of the date of such opinion, subject to the scope of review, assumptions and limitations described in such opinion, that the Consideration is fair from a financial point of view to the SilverCrest Shareholders (other than First Majestic and its affiliates);

(b)	the SilverCrest Board has determined, after receiving financial and legal advice, that the Arrangement is fair to the SilverCrest Shareholders (other than First Majestic and its affiliates) and in the best interests of SilverCrest;

(c)	the SilverCrest Board has decided to recommend that the SilverCrest Shareholders vote in favour of the Arrangement Resolution; and

(d)	all of SilverCrest’s directors have advised SilverCrest that they intend to vote the SilverCrest Securities held by them in favour of the Arrangement and will, accordingly, so represent in the Joint Circular.

3.1.48	Other Negotiations. Neither SilverCrest nor any SilverCrest Subsidiary (a) has entered into any agreement that conflicts with any of the transactions contemplated by this Agreement, or (b) has entered into any agreement or had any discussions with any Person regarding any transaction involving SilverCrest or any SilverCrest Subsidiary which could reasonably be expected to result in any of First Majestic, SilverCrest, any SilverCrest Subsidiary or to the knowledge of SilverCrest any of their respective officers, directors or employees being subject to any claim for liability to such Person as a result of entering into this Agreement or consummating the transactions contemplated hereby.

3.1.49	No Collateral Benefits. To the knowledge of SilverCrest, other than as set out in Schedule 3.1.3 of the SilverCrest Disclosure Letter, no related party of SilverCrest:

(a)	is a party to any connected transaction to the Arrangement; or

(b)	is entitled to receive as a consequence of the Arrangement or the other transactions contemplated by this Agreement any benefit, other than a benefit described in paragraph (c) of the definition of collateral benefit where either (i) the related party, together with its associated entities beneficially owns or exercises control or direction over less than one percent or more of the outstanding SilverCrest Shares or (ii) the requirements of clause (c)(iv)(B)(I) and (II) of the definition of collateral benefit have been satisfied with respect to that benefit and SilverCrest will provide the disclosure contemplated by clause (c)(iv)(B)(III) in the Joint Circular.

The terms “related party”, “connected transaction”, “associated entity” and “collateral benefit” are used in this paragraph as defined in MI 61-101.

3.1.50	Full Disclosure. The SilverCrest Information Record, the SilverCrest Datasite Information and the SilverCrest Disclosure Letter taken together disclose all material facts related to SilverCrest, the SilverCrest Subsidiaries and their respective businesses, financial conditions, assets, liabilities and operations. The representations and warranties of SilverCrest contained in this Agreement, the statements of SilverCrest contained in the SilverCrest Disclosure Letter and in any certificate furnished to First Majestic pursuant to any provision of this Agreement and the information included in the SilverCrest Datasite Information, taken together with the SilverCrest Information Record, are true and correct in all material respects and do not contain any misrepresentation.

3.2                        Representations and Warranties of First Majestic. Except as disclosed in the First Majestic Disclosure Letter (which, except as expressly stated therein, shall make reference to the applicable section below in respect of which such qualification is being made), First Majestic represents and warrants to and in favour of SilverCrest as follows and acknowledges that SilverCrest is relying upon such representations and warranties in connection with the transactions herein contemplated:

3.2.1	Incorporation and Organization. First Majestic is a corporation duly incorporated under the laws of its respective jurisdiction of incorporation, is validly subsisting, has full corporate and legal power and authority to own, lease and operate the properties currently owned, leased and operated by it and to conduct its business as currently conducted, and is in good standing with respect to the filing of annual returns. First Majestic is duly qualified or licensed to do business and is in good standing as a foreign corporation or organization authorized to do business in all jurisdictions in which the character of the properties owned, leased or operated or the nature of the business conducted by it would make such qualification or licensing necessary. No proceedings have been instituted or are pending for the dissolution or liquidation of First Majestic.

3.2.2	Capitalization.

(a)	The authorized capital of First Majestic consists of an unlimited number of First Majestic Shares, of which, as of the date hereof, 122,210,796 First Majestic Shares were issued and outstanding. All outstanding First Majestic Shares have been duly authorized and are validly issued, are fully paid and non-assessable and were issued in compliance with the articles of First Majestic and all applicable Laws. Except for employee stock options granted by First Majestic pursuant to employment compensation plans, no Person has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the unissued shares or any other securities of First Majestic or the purchase or other acquisition from First Majestic of any of its undertakings, business or assets. The Consideration Shares to be issued pursuant to the Arrangement and the First Majestic Shares issuable upon the exercise from time to time of the Replacement Options in accordance with their respective terms, will, when issued and delivered be duly and validly issued by First Majestic on their respective dates of issue as fully paid and non-assessable shares and will not be issued in violation of the terms of any agreement or other understanding binding upon First Majestic at the time that such shares are issued and will be issued in compliance with the constating documents of First Majestic and all applicable Laws. As of the Effective Date, all of the Replacement Options will be outstanding as duly authorized and validly existing options to acquire First Majestic Shares, which will not be issued in violation of the terms of any agreement or other understanding binding upon First Majestic at the time at which they are issued and will be issued in compliance with the First Majestic Option Plan. Notwithstanding the foregoing, the terms and conditions of the First Majestic Option Plan relating to accelerated expiry of First Majestic stock options on account of early termination after ceasing to hold office or ceasing to be an employee or consultant shall not apply to the Replacement Options, such that there will be no accelerated expiry of Replacement Options on account of early termination after ceasing to hold office or ceasing to be an employee.

(b)	There are no outstanding bonds, debentures or other evidences of indebtedness of First Majestic having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the First Majestic Shares on any matter.

(c)	First Majestic has not, since the date of its incorporation, declared or paid any dividends or made any other distributions (in either case, in stock or property) on any of its shares.

3.2.3	Authority and No Violation.

(a)	First Majestic has all requisite corporate power and authority to enter into this Agreement and the documents required to be executed by it in connection with the transactions contemplated herein, to perform its obligations hereunder and, subject to obtaining the First Majestic Shareholder Approval, to consummate the Arrangement and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by First Majestic and such other documents by First Majestic and the consummation by First Majestic of the transactions contemplated by this Agreement (including the Arrangement) and such other documents have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereby, other than:

(i)	with respect to the Joint Circular and other matters relating solely thereto, including the implementation of the Arrangement, the approval of its board of directors; and

(ii)	with respect to the completion of the Arrangement, the approval of the Share Issuance Resolution by the First Majestic Shareholders.

(b)	This Agreement has been duly executed and delivered by First Majestic and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity. All documents required to be executed by First Majestic in connection with the transactions contemplated herein will be duly executed and delivered by First Majestic and, when so executed and delivered, will constitute a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)	The approval of this Agreement and the other documents required to be executed by First Majestic in connection with the transactions contemplated herein, the execution and delivery by First Majestic of this Agreement and such other documents, the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

(i)	conflict with, result in a violation or breach of, constitute a default, or require any consent (other than such as has already been obtained) to be obtained under, or give rise to any termination rights or payment obligation under any provision of:

(A)	its notice of articles or articles or any other agreement or understanding with any party holding an ownership interest in First Majestic;

(B)	any resolutions of its board of directors (or any committee thereof) or shareholders;

(C)	any applicable Laws, subject to obtaining authorization for listing of the Consideration Shares and the First Majestic Shares issuable upon exercise of the Replacement Options on the TSX and the NYSE and obtaining the Antitrust Clearance; or

(D)	any license or registration or any agreement, contract or commitment, written or oral, which First Majestic is a party to or bound by or subject to;

(ii)	give rise to any right of termination or acceleration of indebtedness of First Majestic, or cause any third party indebtedness to come due before its stated maturity; or

(iii)	except as would not, individually or in the aggregate, have a Material Adverse Effect on First Majestic, result in the imposition of any Encumbrance upon any of its assets or the assets of any of the First Majestic Material Subsidiaries, or restrict, hinder, impair or limit its ability to carry on its business as and where it is now being carried on or as and where it may be carried on in the future.

(d)	No consent, approval, order, registration, notice, declaration or filing with, any Governmental Entity or other Person is required to be obtained by First Majestic in connection with the execution and delivery of this Agreement or any of the other documents contemplated hereby, or the consummation by First Majestic of the transactions contemplated hereby or thereby other than:

(i)	obtaining authorization for listing of the Consideration Shares and the First Majestic Shares issuable and upon exercise of the Replacement Options on the TSX and the NYSE;

(ii)	any approvals required by the Interim Order;

(iii)	the Final Order;

(iv)	the First Majestic Shareholder Approval;

(v)	the Antitrust Clearance; and

(vi)	any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which are purely of an administrative nature and which could be completed or obtained without Material Adverse Effect on First Majestic immediately after the Effective Date or which, if not obtained, would not in the aggregate have a Material Adverse Effect on First Majestic.

3.2.4	No Defaults. Neither First Majestic nor any First Majestic Material Subsidiary is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement, license or franchise to which it is a party which would, if terminated due to such default, cause a Material Adverse Effect on First Majestic.

3.2.5	Ownership of First Majestic Material Subsidiaries. Other than less than ten shares in the capital of each of the First Majestic Material Subsidiaries which are held by Keith Neumeyer as nominee in trust for First Majestic, First Majestic or one or more of the First Majestic Material Subsidiaries is the sole beneficial and registered owner of all of the outstanding shares in the capital of each of the First Majestic Material Subsidiaries, with good and marketable title thereto, free and clear of all Encumbrances. No Person has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the issued or unissued shares or any other securities of any of the First Majestic Material Subsidiaries or the purchase or other acquisition from any of the First Majestic Material Subsidiaries of any of their undertakings, business or assets.

3.2.6	Reporting Issuer; Public Documents.

(a)	First Majestic is a reporting issuer in each of the provinces of Canada, and is not on the list of reporting issuers in default under applicable securities Laws.

(b)	First Majestic (i) is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act, and (ii) is not registered or required to register as an investment company under the U.S. Investment Company Act.

(c)	The First Majestic Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act, First Majestic is subject to the reporting requirements of Section 13 of the U.S. Exchange Act and First Majestic is not in default in any material respect of its obligations as such.

(d)	The First Majestic Shares are listed and posted for trading on the TSX, the NYSE, the FSE and the Bolsa Mexicana de Valores and are not listed on any other market. First Majestic is in compliance in all material respects with the rules and policies of the TSX and the NYSE.

(e)	First Majestic is not subject to any cease trade or other order of the TSX, the NYSE, any Securities Authority or the SEC, and, to the knowledge of First Majestic, no inquiry, review or investigation (formal or informal) or other proceedings involving First Majestic that may operate to prevent or restrict trading of any securities of First Majestic are currently in progress or pending before the TSX, the NYSE, any Securities Authority or the SEC.

(f)	First Majestic has filed all documents required to be filed by it in accordance with applicable securities Laws and the rules and policies of the TSX and the NYSE. The First Majestic Information Record includes a true and complete copy of all forms, reports, statements, certifications, and other documents required to be filed by First Majestic. Such forms, reports, statements, certifications, and other documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation; and (ii) complied in all material respects with the requirements of applicable Securities Laws except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on First Majestic. First Majestic has not filed any confidential material change or other report or other document with any Securities Authorities, the SEC, the TSX, the NYSE or other self-regulatory authority which at the date hereof remains confidential.

(g)	First Majestic beneficially owns or leases the properties, business and assets or the interests in the properties, business or assets referred to in the First Majestic Information Record, no party is challenging or disputing the title of First Majestic or any First Majestic Material Subsidiary to any such properties, business or assets and all agreements by which First Majestic or any First Majestic Material Subsidiaries holds an interest in a property, business or assets are in good standing according to their terms and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated.

3.2.7	Sarbanes-Oxley Act of 2002. There is and has been no failure on the part of First Majestic or any of its directors or officers, in their capacities as such, to comply with any provision of the United States Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 thereof related to loans and Sections 302 and 906 thereof related to certifications.

3.2.8	Financial Matters.

(a)	The Financial Statements of First Majestic, including the notes thereto, included in the First Majestic Information Record comply as to form and content in all material respects with applicable Laws with respect thereto, have been, and all financial statements of First Majestic which are publicly disseminated in respect of subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS consistently applied (except as may be indicated in the notes) and present fairly the consolidated financial position of First Majestic at the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end adjustments).

(b)	To the knowledge of First Majestic as of the date of this Agreement:

(i)	there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of First Majestic that are reasonably likely to adversely affect the ability of First Majestic to record, process, summarize and report financial information; and

(ii)	there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of First Majestic.

(c)	Since December 31, 2014, neither First Majestic nor any of the First Majestic Material Subsidiaries nor, to First Majestic’s knowledge, any director, officer, employee, auditor, accountant or representative of First Majestic or any of the First Majestic Material Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting practices, procedures, methodologies or methods of First Majestic or any of the First Majestic Material Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that First Majestic or any of the First Majestic Material Subsidiaries has engaged in questionable accounting practices.

(d)	First Majestic has no knowledge of any material adjustments, potential liabilities or obligations, which individually or in the aggregate have not been reflected in its Annual Financial Statements, other than liabilities, indebtedness and obligations incurred by First Majestic and/or the First Majestic Material Subsidiaries in the ordinary course of business, or as contemplated in this Agreement or as disclosed in Schedule 3.2.8 of the First Majestic Disclosure Letter.

3.2.9	Absence of Certain Changes or Events. Since December 31, 2014 First Majestic has conducted its business only in the ordinary course of business and there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect with respect to First Majestic.

3.2.10	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect with respect to First Majestic:

(a)	to the knowledge of First Majestic, as of the date of this Agreement there are no operational, geotechnical, geochemical or structural issues, social conflicts or limitations to surface rights, relating to the exploration and development of the First Majestic mineral properties that, individually or in the aggregate, may be reasonably expected to result in a Material Adverse Effect with respect to First Majestic; and

(b)	any and all operations of First Majestic and each of the First Majestic Material Subsidiaries and, to the knowledge of First Majestic, any and all operations by third parties, on or in respect of the assets and properties of First Majestic and the First Majestic Material Subsidiaries, have been conducted in accordance with reasonable and prudent international mining industry practices and in compliance with applicable Laws.

3.2.11	Technical Reports; Mineral Reserves and Resources.

(a)	The La Encantada Mine, the La Parrilla Mine, the San Martin Mine, the La Guitarra Mine and the Del Toro Mine (as set out in the First Majestic Information Record) are the only material properties (“First Majestic Material Properties”) of First Majestic for the purposes of NI 43-101.

(b)	The technical reports prepared for First Majestic on the First Majestic Material Properties contained in the First Majestic Information Record (collectively, the “First Majestic Technical Reports”) were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices and applicable Laws, including the requirements of NI 43-101 at the time of filing thereof and reasonably presented the quantity of mineral reserves and resources attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the reports were prepared. First Majestic does not have knowledge of a material adverse change in any production, cost, price, reserves, resources or other relevant information provided since the date such information was provided.

(c)	All of the material assumptions underlying First Majestic’s most recent publicly filed reserve and resource estimates, as set out in Schedule 3.2.11 of the First Majestic Disclosure Letter, are reasonable and appropriate as of the date of such estimates.

(d)	First Majestic is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no change of which First Majestic is or should be aware that would disaffirm or change any aspect of the First Majestic Technical Reports (including the amount of any mineral reserves and resources set out therein, other than depletion due to mining in the ordinary course) or that would require the filing of a new technical report under NI 43-101. All information regarding the First Majestic Mineral Rights, including all drill results, technical reports and studies, that is required to be disclosed at Law, has been disclosed in the First Majestic Information Record on or before the date hereof , other than as set out in Schedule 3.2.11 of the First Majestic Disclosure Letter.

3.2.12	Legal Proceedings. There are no material claims, actions, suits, complaints, investigations or proceedings (whether private, governmental or otherwise, and whether or not purportedly on behalf of First Majestic or any First Majestic Material Subsidiary) in progress, pending, or to the knowledge of First Majestic, threatened, against or affecting First Majestic or any First Majestic Material Subsidiary (including actions, suits, investigations or proceedings against any directors, officers or employees of First Majestic or any First Majestic Material Subsidiary which relate to the business, affairs, assets or operations of First Majestic), at law or in equity, or before or by any Tribunal which could reasonably be expected to have a Material Adverse Effect on First Majestic. First Majestic is not aware of any grounds on which any such action, suit, investigation or proceeding might be commenced with any reasonable likelihood of success.

3.2.13	Compliance with Applicable Laws. First Majestic and each of the First Majestic Material Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable Laws, in each jurisdiction in which its business is carried on, is not in material breach of any of such Laws and is duly licensed or registered in each jurisdiction in which it owns or leases its property and assets or carries on its business, so as to enable its business to be carried on as now conducted and its property and assets to be so owned or leased.

3.2.14	No Breach of Material Agreements. First Majestic and each of the First Majestic Material Subsidiaries has performed all of the material obligations required to be performed by it, and is entitled to all benefits under, and is not in default in respect of, any Material Agreement to which it is a party. Except as disclosed in the First Majestic Disclosure Letter, each of the Material Agreements is: (i) enforceable by First Majestic or a subsidiary of First Majestic, as applicable, in accordance with its terms (subject to any limitation under bankruptcy, insolvency or other Laws affecting creditors’ rights generally and to general principals of equity); (ii) is in full force and effect, unamended, and there exists no breach thereof or default or event of default or event, occurrence, condition or act with respect to First Majestic or any First Majestic Material Subsidiary or, to First Majestic’s knowledge, with respect to the other contracting party or otherwise that, with or without the giving of notice, the lapse of time or the happening of any other event or conditions, would (a) become a default or event of default under any Material Agreement, or (b) result in the loss or expiration of any right or option by First Majestic or any First Majestic Material Subsidiary (or the gain thereof by any third party) under any Material Agreement.

3.2.15	Environmental.

(a)	The operation of the First Majestic Material Properties by First Majestic and the First Majestic Material Subsidiaries and the use, maintenance and operation thereof have been and are in compliance with all Environmental Laws (except where non-compliance would not have a Material Adverse Effect in respect of First Majestic). Each of First Majestic and the First Majestic Material Subsidiaries have complied with all reporting and monitoring requirements under all Environmental Laws (except where non-compliance would not have a Material Adverse Effect in respect of First Majestic). Neither First Majestic nor any of the First Majestic Material Subsidiaries has received any notice of any non-compliance with any Environmental Laws or Environmental Permits, and none of First Majestic or any of the First Majestic Material Subsidiaries have been convicted of an offence of non-compliance with any Environmental Laws or Environmental Permits or been fined or otherwise sentenced or settled such prosecution short of conviction. There is no civil, criminal or administrative action, suit, demand, claim, hearing, notice of violation, investigation, proceeding, notice or demand letter existing or pending, or to the best knowledge of First Majestic, threatened, relating to the First Majestic Material Properties, relating in any way to any Environmental Laws.

(b)	All audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental, health and safety matters relating to the First Majestic Material Properties have been made available to SilverCrest and are described in Schedule 3.2.15 of the First Majestic Disclosure Letter.

(c)	There are no past or present (or, to the best of First Majestic’s knowledge, future) events, conditions, circumstances, activities, practices, incidents, actions or plans which may interfere with or prevent compliance or continued compliance by First Majestic and each of the First Majestic Material Subsidiaries with the Environmental Laws as in effect on the date hereof or which may give rise to any liability under the Environmental Laws, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, notice of violation, study or investigation, based on or related to the manufacture, generation, processing, distribution, use, treatment, storage, disposal, transport or handling, or the Release or threatened Release into the indoor or outdoor environment by First Majestic or any of the First Majestic Material Subsidiaries of any Hazardous Substances.

3.2.16	Corrupt Practices. None of First Majestic, any of the First Majestic Material Subsidiaries, nor to the knowledge of First Majestic, any of their respective Representatives has taken, directly or indirectly any action which would cause First Majestic or any of the First Majestic Material Subsidiaries or affiliates to be in violation of Anti-Corruption Laws and to the knowledge of First Majestic no such action has been taken by any of its Representatives or affiliates. First Majestic and the First Majestic Material Subsidiaries have conducted their businesses in compliance with Anti-Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

3.2.17	Aboriginal and Ejido Affairs. Except as disclosed in Schedule 3.2.17 of the First Majestic Disclosure Letter:

(a)	to the knowledge of First Majestic (i) it is carrying on business in compliance in all material respects with all legal governmental requirements and agreements associated with aboriginal-related and ejido-related matters, (ii) there are no facts that could give rise to non-compliance by First Majestic in respect of any such legal or governmental requirements;

(b)	there is no claim, complaint or other proceeding threatened by or on behalf of any Aboriginal Group or Ejido Group of which First Majestic has received notice, with respect to any First Majestic Material Property or any authorization issued by any Governmental Entity in respect of, or otherwise related to any First Majestic Material Property;

(c)	to the knowledge of First Majestic, no other Person, including no other Persons representing or purporting to represent an Aboriginal Group or Ejido Group, and no Aboriginal Group or Ejido Group, has asserted any right or interest of any kind whatsoever, relating to any of the First Majestic Material Properties.

3.2.18	Other Negotiations. Neither First Majestic nor any First Majestic Subsidiary (a) has entered into any agreement that conflicts with any of the transactions contemplated by this Agreement, or (b) has entered into any agreement or had any discussions with any Person regarding any transaction involving First Majestic or any First Majestic Subsidiary which could reasonably be expected to result in any of SilverCrest, First Majestic, any First Majestic Subsidiary or to the knowledge of First Majestic any of their respective officers, directors or employees being subject to any claim for liability to such Person as a result of entering into this Agreement or consummating the transactions contemplated hereby.

3.2.19	Disclosure. As of the date hereof, the representations and warranties of First Majestic contained in this Agreement and in any agreement, certificate, affidavit, statutory declaration or other document delivered or given pursuant to this Agreement are true and correct in all material respects and do not contain any misrepresentation.

3.2.20	No Ownership of SilverCrest Shares or Other Securities. Neither First Majestic nor any of its affiliates own any SilverCrest Shares or any other securities of SilverCrest.

3.3                        Representations and Warranties of SpinCo. Each of SilverCrest and SpinCo hereby represents and warrants to and in favour of First Majestic as follows and acknowledges that First Majestic is relying on such representations and warranties in connection with the transactions herein contemplated:

3.3.1	Incorporation and Organization. SpinCo has been duly incorporated under the laws of its jurisdiction of incorporation, is validly subsisting, has full corporate or legal power and authority to own, lease and operate the properties currently owned, leased and operated by it and to conduct its business as currently conducted, and is in good standing with respect to the filing of annual returns. No proceedings have been instituted or are pending for the dissolution or liquidation of SpinCo.

3.3.2	Capitalization.

(a)	The authorized capital of SpinCo consists of an unlimited number of SpinCo Shares and an unlimited number of preferred shares of which, as of the date hereof, one SpinCo Share is issued and outstanding and owned by SilverCrest. No SpinCo Shares are held in treasury or authorized or reserved for issuance. All outstanding SpinCo Shares have been duly authorized and are validly issued, are fully paid and non-assessable and were issued in compliance with the articles of SpinCo and all applicable Laws. There are, and have been, no preemptive rights relating to the allotment or issuance of any of the issued and outstanding SpinCo Shares. Other than as provided for in this Agreement, no Person has any agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the unissued shares or any other securities of SpinCo or the purchase or other acquisition from SpinCo of any of its undertakings, business or assets.

(b)	There are no outstanding bonds, debentures or other evidences of indebtedness of SpinCo having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the SpinCo Shares on any matter.

3.3.3	Authority and No Violation.

(a)	SpinCo has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by SpinCo and the consummation by SpinCo of the transactions contemplated by this Agreement have been duly authorized by the sole director of SpinCo.

(b)	This Agreement has been duly executed and delivered by SpinCo and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity. All documents required to be executed by SpinCo in connection with the transactions contemplated herein will be duly executed and delivered by SpinCo and, when so executed and delivered, will constitute a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)	The approval of this Agreement and the other documents required to be executed by SpinCo in connection with the transactions contemplated herein, the execution and delivery by SpinCo of this Agreement and such other documents, the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not conflict with, result in a violation or breach of, constitute a default, or require any consent (other than such as has already been obtained) to be obtained under, or give rise to any termination rights or payment obligation under any provision of:

(i)	its notice of articles or articles;

(ii)	any resolutions of its board of directors (or any committee thereof) or shareholders;

(iii)	any applicable Laws; or

(iv)	any material contract, agreement, license, franchise or permit to which it is party or by which it is bound.

(d)	No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or other Person is required to be obtained by SpinCo in connection with the execution and delivery of this Agreement or the consummation by SpinCo of the transactions contemplated hereby other than the conditional approval of the TSX-V for the listing of the SpinCo Shares.

3.3.4	Ownership of SpinCo Subsidiaries. SpinCo is, or will at the Effective Date be, the sole beneficial and registered owner of all of the issued and outstanding shares in the capital of Compañía Minera La Llamarada S.A. de C.V. with good and marketable title thereto, free and clear of all Encumbrances. No Person has or will have any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the issued or unissued shares or any other securities of such subsidiary or the purchase or other acquisition from such subsidiary of any of its undertakings, business or assets. Other than such subsidiary, SpinCo does not have any subsidiaries.

3.3.5	Conduct of Business. SpinCo has been incorporated solely to participate in the Arrangement and to perform its obligations contemplated in this Agreement, the Arrangement and all matters solely related thereto (including under the SilverCrest Conveyance Agreement), and except as aforesaid, SpinCo has not conducted or carried on any business, acquired any assets, assumed or incurred any liabilities or allowed any encumbrances to be created against it.

3.3.6	Residency. SpinCo is not a non-resident of Canada for the purposes of the ITA.

3.4                        Non-Waiver. No investigations made by or on behalf of any of the Parties at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by any other Party herein or pursuant hereto, unless disclosure of the fact at issue is expressly made in writing to the other Party prior to the execution hereof and such disclosure contains no material untrue statement.

3.5                        Survival. For greater certainty, the representations and warranties of SilverCrest, First Majestic and SpinCo contained herein shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination of this Agreement in accordance with its terms and the Effective Date.

Article 4
COVENANTS

4.1                        Retention of Goodwill. During the Pre-Effective Date Period, SilverCrest (and where applicable, SpinCo) will and will cause each of the SilverCrest Subsidiaries to, subject to the fact that the Arrangement and related transactions are contemplated hereby, continue to carry on the Business in the ordinary course of business, working to preserve the attendant goodwill of SilverCrest and the SilverCrest Subsidiaries and to contribute to retention of that goodwill to and after the Effective Date, but subject to the following provisions of this Article 4. The following provisions of this Article 4 are intended to be in furtherance of this general commitment, subject to the fact that the Arrangement and related transactions are contemplated hereby.

4.2                        Covenants of SilverCrest and SpinCo.

(a)	SilverCrest (and where applicable, SpinCo) covenants and agrees that, during the Pre-Effective Date Period, except with the consent of First Majestic to any deviation therefrom or with respect to any matter contemplated by this Agreement, the Plan of Arrangement or the SilverCrest Conveyance Agreement, SilverCrest will, and will cause each of the SilverCrest Subsidiaries to, and, where applicable, SpinCo will:

(i)	carry on the Business in, and only in, the ordinary and regular course in substantially the same manner as heretofore conducted and, to the extent consistent with the Business, use all commercially reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and employees and others having business dealings with it to the end that its goodwill and Business shall be maintained;

(ii)	pay all ordinary course liabilities as they come due consistent with past practice;

(iii)	use best efforts to maintain and preserve each of the SilverCrest Mineral Rights in good standing and maintain, preserve and keep in good standing all of its rights under each of its Licenses;

(iv)	not commence to undertake a substantial or unusual expansion of its business facilities or an expansion that is out of the ordinary course of business;

(v)	not split, combine or reclassify any of its outstanding shares, nor declare or pay any dividends on or make any other distributions (in either case, in stock or property) on or in respect of its outstanding shares;

(vi)	not amend its notice of articles or articles or other constating documents;

(vii)	not adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of SilverCrest or any of the SilverCrest Subsidiaries;

(viii)	not sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose or agree to the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose or agree to the purchase or redemption of, any shares in its authorized share structure or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities, except for (A) the issuance of SilverCrest Shares pursuant to the valid exercise of SilverCrest Options granted prior to the date hereof; (B) the issuance of SilverCrest Options to newly hired employees; or (C) the issuance of SilverCrest Shares as required by agreements in force and effect prior to the date hereof or pursuant to arrangements disclosed in Schedule 3.1.2 of the SilverCrest Disclosure Letter;

(ix)	not amend, vary or modify the SilverCrest Option Plan or any SilverCrest Options other than to accelerate the vesting thereof or providing that the SilverCrest Options will continue to be exercisable for their full term notwithstanding any early termination provided for in the SilverCrest Option Plan;

(x)	not reorganize, amalgamate or merge with any other Person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing substantially all of the assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof;

(xi)	not guarantee the payment of indebtedness by a third party or incur or repay any indebtedness for money borrowed prior to its maturity date or issue or sell any Debt Instruments;

(xii)	except as set forth in the SilverCrest Budget or as required by Law or by the terms of the Employee Benefits in effect as of the date of this Agreement, not enter into or modify any employment, severance, collective bargaining or other Employee Benefits, policies or arrangements with, or grant any bonuses, salary increases, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any officers, directors or employees of SilverCrest or any of the SilverCrest Subsidiaries;

(xiii)	not, except in the ordinary course of business:

(A)	satisfy or settle any claims or liabilities prior to the same being due (except such as have been reserved against in its Annual Financial Statements) which are, individually or in the aggregate, material;

(B)	grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material; or

(C)	enter into any interest rate, currency or commodity swap or any other rate fixing agreement for a financial transaction or any call arrangement of any sort or any forward sale agreement for commodities or any other commodities hedging or speculation arrangement or off take or royalty agreement with respect to any commodities extracted from the SilverCrest Mineral Rights;

(xiv)	not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(xv)	comply with the terms of all Material Agreements;

(xvi)	not enter into any material contract, agreement, license, franchise, lease transaction, commitment or other right or obligation or amend, modify, relinquish, terminate or fail to renew in any material respect any Material Agreement;

(xvii)	not acquire or sell, pledge, encumber or otherwise dispose of any material property or assets or incur or commit to incur capital expenditures prior to the Effective Date, other than in the ordinary course of business, and not, in any event, exceeding $250,000 in the aggregate;

(xviii)	use commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse;

(xix)	use commercially reasonable efforts to retain the services of SilverCrest’s and the SilverCrest Subsidiaries’ existing employees and consultants until the Effective Time, and will promptly provide written notice to First Majestic of the resignation or termination of any of its key employees or consultants;

(xx)	not make any changes to existing accounting practices, except as required by applicable Law or required by IFRS;

(xxi)	promptly advise First Majestic orally and, if then requested, in writing, with the full particulars of any:

(A)	event occurring subsequent to the date of this Agreement that would render any representation or warranty of SilverCrest or SpinCo contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the date of this Agreement), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

(B)	Material Adverse Change in respect of SilverCrest; and

(C)	breach by SilverCrest or SpinCo of any covenant or agreement contained in this Agreement;

(xxii)	timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable;

(xxiii)	not make or rescind any material express or deemed election relating to Taxes;

(xxiv)	not make a request for a Tax ruling or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes;

(xxv)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(xxvi)	not amend any Tax Return or change any of its methods of reporting income or deductions or its method of accounting, in each case, for income Tax purposes, from those employed in the preparation of its income Tax Return for the tax year ended December 31, 2014, except as may be required by applicable Laws.

(b)	SilverCrest covenants and agrees that, during the Pre-Effective Date Period, SilverCrest will, and will cause each of the SilverCrest Subsidiaries to fully cooperate and consult through meetings with First Majestic, as First Majestic may reasonably request, to allow First Majestic to monitor, and provide input with respect to the direction and control of the Business.

(c)	Each of SilverCrest and SpinCo shall perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and without limiting the generality of the foregoing, SilverCrest and, where applicable, SpinCo shall:

(i)	use commercially reasonable efforts to obtain the SilverCrest Shareholder Approval in accordance with the terms of this Agreement;

(ii)	use commercially reasonable efforts to cause all SilverCrest Optionholders to exercise their SilverCrest Options prior to the Effective Date;

(iii)	use commercially reasonable efforts to obtain, on or before the Effective Date, all Regulatory Approvals required by Governmental Entities for SilverCrest or the SilverCrest Subsidiaries and to obtain and assist First Majestic in obtaining the Antitrust Clearance. Without limiting the generality of the foregoing, SilverCrest shall use commercially reasonable efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received from any Governmental Entity in respect of the Antitrust Filing and shall coordinate and cooperate with First Majestic in exchanging information and supplying assistance that is reasonably requested by First Majestic in connection with the Antitrust Filing;

(iv)	apply for and use commercially reasonable efforts to obtain the Interim Order and the Final Order;

(v)	carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on SilverCrest with respect to the transactions contemplated hereby and by the Arrangement;

(vi)	defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(vii)	not to take any action or enter into any transaction that would have the effect of reducing or eliminating the amount of tax cost “bump” pursuant to paragraphs 87(11), 88(1)(c) and (d) of the ITA otherwise available to SilverCrest or the SilverCrest Subsidiaries or their successors in respect of the shares of or the non-depreciable capital properties owned by SilverCrest or the SilverCrest Subsidiaries;

(viii)	use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby;

(ix)	on or before the Effective Date, effect all necessary registrations, filings, notices and submissions of information required by Governmental Entities from SilverCrest or the SilverCrest Subsidiaries relating to the transactions contemplated hereby;

(x)	in connection with the Arrangement and other transactions contemplated hereby, use commercially reasonable efforts to obtain, before the Effective Date, all waivers, consents and approvals required to be obtained by SilverCrest or the SilverCrest Subsidiaries from other parties pursuant to its Material Agreements including but not limited to the BNS Consent;

(xi)	use commercially reasonable efforts to cause Barney Magnusson and N. Eric Fier to enter into agreements in a form satisfactory to First Majestic, to transfer the shares which each of them owns in each of the SilverCrest Subsidiaries to such Person as First Majestic may direct, effective as of the Effective Time, for a purchase price of $1.00;

(xii)	use all reasonable efforts to obtain, on or before the Effective Date, written resignations effective as at the Effective Time, from all directors, administrators and officers of SilverCrest and each of the SilverCrest Subsidiaries, such resignations to be subject to obtaining the mutual releases provided for in Section 4.8(d); and

(xiii)	use all reasonable efforts to satisfy all conditions precedent set forth in Section 5.1 and Section 5.2 of this Agreement.

(d)	In the event that First Majestic concludes that it is necessary or desirable to proceed with another form of transaction (such as a formal take-over bid or amalgamation) whereby First Majestic or its affiliates would effectively acquire all of the SilverCrest Shares within approximately the same time periods and on substantially the same economic terms and other terms and conditions (including tax treatment) and having consequences to SilverCrest and the SilverCrest Shareholders which are equivalent to or better than those contemplated by this Agreement (an “Alternative Transaction”), SilverCrest agrees to support the completion of such Alternative Transaction in the same manner as the Arrangement and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction. In the event of any proposed Alternative Transaction, any reference in this Agreement to the Arrangement shall refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction and all references to time periods regarding the Arrangement, including the Effective Time, herein shall refer to the date of closing of the transactions contemplated by the Alternative Transaction (as such date may be extended from time to time).

4.3                        Covenants of First Majestic. First Majestic hereby covenants and agrees:

(a)	to perform all obligations required or desirable to be performed by it under this Agreement and to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, to:

(i)	use commercially reasonable efforts to obtain the First Majestic Shareholder Approval in accordance with the terms of this Agreement;

(ii)	use commercially reasonable efforts to obtain, on or before the Effective Date, all Regulatory Approvals, including the Antitrust Clearance, required by Governmental Entities for First Majestic or the First Majestic Material Subsidiaries and use its commercially reasonable efforts to prepare and file the Antitrust Filing within 15 Business Days of the execution of this Agreement. First Majestic shall use commercially reasonable efforts to satisfy, as soon as reasonably possible, all requests for additional information and documentation requested by any Governmental Entity in respect of the Antitrust Filing and coordinate and cooperate with SilverCrest in exchanging information, including providing SilverCrest with copies in advance and reasonable opportunity to comment on all notices, submissions, filings and information supplied to or filed with a Governmental Entity in respect of the Antitrust Filing (except for notices and information which First Majestic considers confidential and competitively sensitive);

(iii)	use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to First Majestic which may adversely affect the ability of First Majestic to consummate the transactions contemplated hereby;

(iv)	on or before the Effective Date, effect all necessary registrations, filings and submissions of information required by Governmental Entities from First Majestic or the First Majestic Material Subsidiaries relating to the transactions contemplated herein;

(v)	on or before the Effective Date reserve a sufficient number of First Majestic Shares for issuance upon the completion of the Arrangement and the exercise from time to time of Replacement Options; and

(vi)	use commercially reasonable efforts to satisfy all conditions precedent set forth in Section 5.1 and Section 5.3 of this Agreement;

(b)	carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on First Majestic with respect to the transactions contemplated hereby and by the Arrangement;

(c)	in connection with the consummation of the transactions contemplated hereby and by the Arrangement, to use commercially reasonable efforts to obtain, before the Effective Date, all necessary waivers, consents and approvals required to be obtained by First Majestic or the First Majestic Material Subsidiaries from other parties to material agreements to which it or they may be a party; and

(d)	until the Effective Date or the earlier termination of this Agreement in accordance with Article 6, except (i) with the consent of SilverCrest to any deviation therefrom which shall not be unreasonably withheld; or (ii) with respect to any matter contemplated by this Agreement or the Plan of Arrangement, First Majestic will:

(i)	not reorganize, amalgamate or merge First Majestic with any other Person, nor acquire by amalgamating, merging or consolidating with, purchasing a majority of the voting securities of or substantially all of the assets of or otherwise, any business or Person which acquisition would reasonably be expected to have a Material Adverse Effect on First Majestic, or materially delay the transactions contemplated hereby; and

(ii)	promptly advise SilverCrest orally and, if then requested, in writing with the full particulars of any:

(A)	event occurring subsequent to the date of this Agreement that would render any representation or warranty of First Majestic contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

(B)	Material Adverse Change in respect of First Majestic; or

(C)	breach by First Majestic of any covenant or agreement contained in this Agreement.

4.4                        Covenants Regarding Non-Solicitation.

(a)	Subject to Section 4.5, from the date of this Agreement until the earlier of the Effective Time or the time at which this Agreement is terminated in accordance with its terms, SilverCrest shall not, and shall cause its Representatives to not, directly or indirectly:

(i)	make, initiate, solicit, encourage or otherwise facilitate (including by way of furnishing information or according access to information or any site visit) any inquiries or proposals or offers that constitute an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal;

(ii)	participate in any discussions or negotiations with, furnish information to, or otherwise cooperate in any way with, any Person (other than First Majestic and its affiliates) regarding an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal;

(iii)	effect any Change of Recommendation; or

(iv)	accept, enter into, or propose publicly to accept or enter into, any letter of intent, memorandum of understanding, term sheet, agreement in principle, agreement, arrangement or understanding related to any Acquisition Proposal (except as permitted by Section 4.5).

Notwithstanding anything to the contrary contained in this Section 4.4, in the event that SilverCrest receives a bona fide written Acquisition Proposal from any Person after the date hereof and prior to the SilverCrest Meeting that was not solicited by SilverCrest and that did not otherwise result from a breach of this Section 4.4, and subject to SilverCrest’s compliance with Section 4.4(d), SilverCrest and its Representatives may (i) contact such Person solely to clarify the terms and conditions of such Acquisition Proposal, (ii) furnish information with respect to it to such Person pursuant to an Acceptable Confidentiality Agreement, provided that (A) SilverCrest provides a copy of such Acceptable Confidentiality Agreement to First Majestic promptly upon its execution and (B) SilverCrest contemporaneously provides to First Majestic a list of all non-public information concerning SilverCrest that is provided to such Person and provides to First Majestic copies of any such non-public information which was not previously provided to First Majestic or its Representatives, and (iii) participate in any discussions or negotiations regarding such Acquisition Proposal; provided, however, that, prior to taking any action described in clauses (ii) or (iii) above, the SilverCrest Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would be reasonably likely, if consummated in accordance with its terms, to be a Superior Proposal and failure to take such action would be inconsistent with its fiduciary duties under applicable Law. After the date of the SilverCrest Meeting, SilverCrest shall not consider, negotiate, accept or recommend an Acquisition Proposal or furnish any information with respect to it to any Person who has made an Acquisition Proposal.

(b)	SilverCrest shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Person (other than First Majestic and its Representatives) conducted heretofore by SilverCrest or any of its Representatives with respect to, or which may reasonably be expected to lead to, an Acquisition Proposal. To the extent it has not already done so, SilverCrest shall discontinue or deny access to all parties other than First Majestic and its Representatives to any and all data rooms which may have been opened. SilverCrest shall immediately request the return of all confidential non-public information provided to any third parties (other than First Majestic and its Representatives) who have entered into a confidentiality agreement with SilverCrest relating to a potential Acquisition Proposal, shall use all reasonable efforts to ensure that such requests are honoured and shall immediately advise First Majestic orally and in writing of any responses or action (actual or threatened) by any recipient of such request which could hinder, prevent, delay or otherwise adversely affect the completion of the Arrangement.

(c)	SilverCrest shall:

(i)	not release any Persons from, or terminate, amend, modify, waive or fail to enforce on a timely basis any obligation of any other Person under any confidentiality or standstill agreement or amend any such agreement or other conditions included in any agreement between SilverCrest and a third party entered into prior to the date hereof;

(ii)	promptly and diligently enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants of any other Person in any letter of intent, memorandum of understanding, term sheet, agreement in principle, agreement, arrangement or understanding that it has entered into prior to the date hereof or enters into after the date hereof;

(iii)	not accept or enter into any letter of intent, memorandum of understanding, term sheet, agreement in principle, agreement, arrangement or understanding requiring SilverCrest to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any Person proposing an Acquisition Proposal in the event that SilverCrest completes the transactions contemplated hereby or any other transaction with First Majestic or any of its affiliates;

(iv)	except with the prior written consent of First Majestic, not take any action to terminate, amend, extend the “Separation Time” under or waive the Shareholder Rights Plan, or the application of the Shareholder Rights Plan to, any Acquisition Proposal, or any Person making an Acquisition Proposal, not subject to the Shareholder Rights Plan (including redemption of any rights created under the Shareholder Rights Plan). In the event that any Person requests any Governmental Entity to invalidate or cease trade the Shareholder Rights Plan, SilverCrest shall oppose any such application unless the SilverCrest Board determines, after consultation with outside legal counsel, that to do so is not consistent with its fiduciary duties.

(d)	SilverCrest shall promptly (and, in any event, within 24 hours of receipt) notify First Majestic, at first orally and then in writing, of any Acquisition Proposal (whether or not in writing) and any enquiry that may reasonably be expected to lead to an Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to SilverCrest in connection with an Acquisition Proposal or for access to the properties, books or records of SilverCrest by any Person that informs SilverCrest that it is considering making, or has made, a proposal that constitutes, or may reasonably be expected to lead to an Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal and the identity of the Person making such proposal, enquiry or contact, and a copy of any written form of Acquisition Proposal and any other documents representing such Acquisition Proposal. SilverCrest shall:

(i)	keep First Majestic fully informed of the status including any change to the material terms of any such Acquisition Proposal or enquiry;

(ii)	provide to First Majestic as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to SilverCrest from any Person in connection with any Acquisition Proposal or sent or provided by SilverCrest to any Person in connection with any Acquisition Proposal; and

(iii)	provide to First Majestic as soon as practicable such other information concerning the Acquisition Proposal as First Majestic may reasonably request.

(e)	SilverCrest shall not become a party to any letter of intent, memorandum of understanding, term sheet, agreement in principle, agreement, arrangement or understanding with any Person subsequent to the date hereof that limits or prohibits SilverCrest from:

(i)	providing or making available to First Majestic and its affiliates and Representatives any information provided or made available to such Person or its Representatives pursuant to any confidentiality agreement described in this Section 4.4; or

(ii)	providing First Majestic and its affiliates and Representatives with any other information required to be given to them by SilverCrest under this Section 4.4.

(f)	SilverCrest shall ensure that its Representatives are aware of the provisions of this Section 4.4, and it shall be responsible for any breach of this Section 4.4 by any such Representatives.

4.5                        Notice by SilverCrest of Superior Proposal Determination.

(a)	Notwithstanding Section 4.4 SilverCrest may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal if, and only if:

(i)	SilverCrest shall have complied with all of its other obligations under Section 4.4;

(ii)	such Acquisition Proposal constitutes a Superior Proposal;

(iii)	the SilverCrest Meeting has not occurred;

(iv)	SilverCrest has provided First Majestic with:

(A)	a copy of the Superior Proposal document and any other documents representing the Superior Proposal;

(B)	written notice advising First Majestic of the determination of the SilverCrest Board that the Acquisition Proposal is a Superior Proposal and that the SilverCrest Board has resolved, subject only to compliance with this Section 4.5 and termination of this Agreement, to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal; and

(C)	written notice from the SilverCrest Board regarding the value or range of values in financial terms that the SilverCrest Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal;

(v)	five full Business Days shall have elapsed from the date First Majestic received the documentation referred to in Section 4.5(a)(iv) (the “Match Period”); and

(vi)	SilverCrest has previously or concurrently will have:

(A)	paid to First Majestic the Termination Payment, if any, payable under Section 6.3; and

(B)	terminated this Agreement pursuant to Section 6.2.

(b)	Any information provided by SilverCrest to First Majestic pursuant to this Section 4.5 or pursuant to Section 4.4 shall be subject to the provisions of the Confidentiality Agreement.

(c)	During the Match Period, SilverCrest agrees that First Majestic shall have the right, but not the obligation, to offer to amend the terms of this Agreement and SilverCrest shall co-operate with First Majestic with respect thereto, including negotiating in good faith with First Majestic during the Match Period. The SilverCrest Board will review in good faith any offer by First Majestic to amend the terms of this Agreement in order to determine, in consultation with its financial advisors and outside legal counsel, whether First Majestic’s offer upon acceptance by SilverCrest would result in such Acquisition Proposal ceasing to be a Superior Proposal. SilverCrest agrees that, subject to its disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any Person (including without limitation, the Person having made the Superior Proposal), other than SilverCrest’s Representatives, without First Majestic’s prior written consent. If the SilverCrest Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by First Majestic, SilverCrest will forthwith so advise First Majestic and will promptly thereafter accept the offer by First Majestic to amend the terms of this Agreement and the Arrangement and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing. SilverCrest will, within two Business Days of entering into such amendment, reaffirm its recommendation of the Arrangement and issue a press release to that effect. If the SilverCrest Board continues to believe, in good faith and after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects First Majestic’s amended proposal, SilverCrest may terminate this Agreement pursuant to Section 6.2(a)(iv)(A); provided, however, that SilverCrest must concurrently therewith pay to First Majestic the Termination Payment, if any, payable to First Majestic under Section 6.3 and must prior to or concurrently with such termination enter into a binding agreement, understanding or arrangement with respect to such Acquisition Proposal. SilverCrest acknowledges and agrees that payment of the Termination Payment, if any, payable under Section 6.3 is a condition to valid termination of this Agreement under Section 6.2(a)(iv)(A) and this Section 4.5.

(d)	The SilverCrest Board shall reaffirm its recommendation of the Arrangement by press release: (i) promptly after any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; (ii) promptly after the SilverCrest Board determines that a proposed amendment to the provisions of this Agreement would result in the Acquisition Proposal not being a Superior Proposal; or (iii) as soon as practicable after receipt of any reasonable request from First Majestic to do so. First Majestic and its legal advisors shall be given a reasonable opportunity to review and comment on the form and content of any such press release and SilverCrest shall incorporate all reasonable comments made by First Majestic and its legal advisors. Such press release shall state that the SilverCrest Board has determined that such Acquisition Proposal is not a Superior Proposal.

(e)	If, less than six Business Days before the SilverCrest Meeting, SilverCrest has provided First Majestic with a notice under Section 4.5(a)(iv), an Acquisition Proposal has been publicly disclosed or announced and the Match Period has not elapsed, then, subject to applicable Laws, at First Majestic’s request, SilverCrest will postpone or adjourn the SilverCrest Meeting to a date acceptable to First Majestic and SilverCrest, acting reasonably, which shall not be less than six Business Days and not more than 12 Business Days after the scheduled date of the SilverCrest Meeting and shall, in the event that First Majestic and SilverCrest amend the terms of this Agreement pursuant to this Section 4.5, ensure that the details of such amended Agreement are communicated to the SilverCrest Shareholders at or prior to the resumption of the adjourned SilverCrest Meeting.

(f)	SilverCrest acknowledges and agrees that each successive modification to any material terms or conditions of any Acquisition Proposal or that results in an increase in or modification of the consideration (or value of such consideration) to be received by SilverCrest or the SilverCrest Shareholders or which otherwise results in the SilverCrest Board determining that such Acquisition Proposal is a Superior Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 4.5(a)(v) to initiate an additional five Business Day Match Period.

(g)	Nothing contained in this Section 4.5 shall prohibit the SilverCrest Board from:

(i)	responding through a directors’ circular or otherwise as required by Law to an Acquisition Proposal that it determines is not a Superior Proposal, provided that SilverCrest shall provide First Majestic and its outside legal counsel with a reasonable opportunity to review the form and content of such circular or other disclosure and provided that such circular or other disclosure recommends that SilverCrest Shareholders reject such Acquisition Proposal; or

(ii)	calling and/or holding a meeting of SilverCrest Shareholders requisitioned by SilverCrest Shareholders in accordance with the Business Corporations Act or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law and provided that any information circular or other document required in connection with such meeting recommends that SilverCrest Shareholders vote against any proposed resolution in favour of or necessary to complete such Acquisition Proposal.

4.6                        Access to Information.

(a)	Subject to the terms of the Confidentiality Agreement and applicable Laws, upon reasonable notice, SilverCrest shall afford First Majestic’s Representatives access, during normal business hours in the Pre-Effective Date Period to such properties, books, contracts and records and other documents, information or data relating to SilverCrest, the SilverCrest Subsidiaries and SpinCo which First Majestic or its Representatives deem necessary or advisable to review in making an examination of SilverCrest, the SilverCrest Subsidiaries, SpinCo and the Business, as well as to its management personnel, and, during such period, SilverCrest shall furnish promptly to First Majestic all information concerning SilverCrest, the SilverCrest Subsidiaries and their respective Business, properties and personnel as First Majestic or its Representatives may reasonably request.

(b)	Subject to the terms of the Confidentiality Agreement and applicable Laws, upon reasonable notice, First Majestic shall afford SilverCrest’s Representatives access, during normal business hours in the Pre-Effective Date Period to such of First Majestic’s management personnel as First Majestic may determine, acting reasonably, and, during such period, First Majestic shall furnish promptly to SilverCrest all information respecting material changes in First Majestic’s business, properties and personnel as SilverCrest may reasonably request. At the request of First Majestic, SilverCrest will execute or cause to be executed such consents, authorizations and directions as may be necessary to enable First Majestic or its Representatives to obtain full access to all files and records relating to SilverCrest, the SilverCrest Subsidiaries or their respective assets maintained by any Governmental Entity.

4.7                        Covenant Regarding Representations and Warranties. Each of SilverCrest and First Majestic covenants that it will use commercially reasonable efforts to ensure that the representations and warranties given by it and contained in Article 3 are true and correct on and as at the Effective Date (except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by the other Party) or if not true, do not have a Material Adverse Effect on such Party.

4.8                        Indemnification, Insurance and Mutual Releases.

(a)	First Majestic hereby covenants and agrees that, unless prohibited by applicable Laws, all rights to indemnification or exculpation in favour of the current and former directors and officers of SilverCrest and any SilverCrest Subsidiary provided in the current articles or by-laws (or the equivalent) of SilverCrest or any SilverCrest Subsidiary, or in any agreement to the extent disclosed in Schedule 4.8 to the SilverCrest Disclosure Letter, and any directors’ and officers’ insurance now existing in favour of the directors or officers of SilverCrest and any SilverCrest Subsidiary shall survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider of at least equivalent standing to the current provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider of at least equivalent standing to the current provider) for a period of not less than six years from the Effective Date and First Majestic undertakes to ensure that this covenant shall remain binding upon its successors and assigns. First Majestic acknowledges that SilverCrest may purchase run-off directors’ and officers’ liability insurance, at a cost not exceeding 200% of SilverCrest’s current annual aggregate premium for directors’ and officers’ liability policies currently maintained by SilverCrest, providing coverage for a period of up to six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date.

(b)	SilverCrest shall act as agent and trustee of the benefits of the foregoing for its directors and officers and those of the SilverCrest Subsidiaries for the purpose of this Section 4.8 and this Section 4.8 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against First Majestic by the Persons described in Section 4.8(a) hereof.

(c)	First Majestic acknowledges and agrees that SilverCrest may enter into indemnification agreements with each director and officer of SilverCrest and each of the SilverCrest Subsidiaries prior to the Effective Date, such agreements to be in a form acceptable to First Majestic, acting reasonably. First Majestic agrees that from and after the Effective Date it will cause SilverCrest to honour all rights to indemnification or exculpation in such agreements in favour of present and former officers and directors of SilverCrest and acknowledges that such rights will survive the Effective Date and will continue in full force and effect for a period of not less than six years from the Effective Date.

(d)	First Majestic and SilverCrest shall use commercially reasonable efforts to enter into a mutual release on or before the Effective Date with each director and officer of SilverCrest and each of the SilverCrest Subsidiaries, such release to be effective as at the Effective Time and in a form acceptable to First Majestic, acting reasonably.

4.9                        Transition Personnel.

(a)	SilverCrest shall, and it shall cause the SilverCrest Subsidiaries to allow certain Retained Personnel whose ordinary employment is primarily in Mexico and who are identified by SpinCo not later than 30 days prior to the Effective Date to agree to make themselves available without cost on an “as needed” basis during a period of three months from the Effective Date to provide such support as may reasonably be requested by SpinCo in connection with the transition of its business.

(b)	SpinCo shall, and it shall cause its subsidiaries to allow all employees of SilverCrest and the SilverCrest Subsidiaries who are not identified by First Majestic as Retained Personnel but who are subsequently offered employment or service contracts by SpinCo to make themselves available without cost on an “as needed” basis during a period of three months from the Effective Date to provide such support as may reasonably be requested by SilverCrest in connection with the transition of its business.

Article 5
CONDITIONS

5.1                        Mutual Conditions Precedent. The respective obligations of the Parties to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may only be waived by the mutual consent of First Majestic and SilverCrest:

(a)	the Arrangement Resolution shall have been approved by the SilverCrest Shareholders at the SilverCrest Meeting in accordance with the Interim Order and applicable Laws;

(b)	the Share Issuance Resolution shall have been approved by the First Majestic Shareholders at the First Majestic Meeting in accordance with applicable Laws;

(c)	the Interim Order and the Final Order shall each have been obtained in form and terms satisfactory to each of SilverCrest and First Majestic, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either Party, acting reasonably, on appeal or otherwise;

(d)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and there shall be no proceeding (other than an appeal made in connection with the Arrangement), of a judicial or administrative nature or otherwise, in progress or threatened that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by this Agreement in accordance with the terms hereof or would otherwise be inconsistent with the Regulatory Approvals which have been obtained;

(e)	this Agreement shall not have been terminated pursuant to Article 6;

(f)	SilverCrest shall have received any required approval of the TSX and the NYSE MKT to the transactions contemplated herein;

(g)	First Majestic shall have received any required approval of the TSX and the NYSE to the transactions contemplated herein;

(h)	the Consideration Shares and the First Majestic Shares issuable upon exercise of the Replacement Options from time to time, shall have been authorized for listing on the TSX and the NYSE, subject to official notice of issuance;

(i)	the issuance of the Consideration Shares, the SpinCo Shares and the Replacement Options will be exempt from the registration requirements of the U.S. Securities Act and the issuance of the Consideration Shares, SpinCo Shares and the Replacement Options will be exempt from the prospectus requirements of applicable Securities Laws in each of the Provinces of Canada in which holders of SilverCrest securities are resident; and such securities will not be subject to hold periods under the Securities Laws of Canada or the United States except as may be imposed by Rule 144 under the U.S. Securities Act with respect to affiliates or except as disclosed in the Joint Circular or except by reason of the existence of any controlling interest in First Majestic or SpinCo, as applicable, pursuant to the Securities Laws of any applicable jurisdiction;

(j)	the Antitrust Clearance shall have been obtained on terms and conditions satisfactory to each of First Majestic and SilverCrest acting reasonably; and

(k)	all other consents, waivers, permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit the consummation of the Arrangement and the other transactions contemplated herein, the failure of which to obtain or the non-expiry of which would constitute a criminal offense, or would have a Material Adverse Effect on First Majestic or SilverCrest shall have been obtained or received on terms that will not have a Material Adverse Effect on First Majestic and/or SilverCrest.

5.2                        Additional Conditions Precedent to the Obligations of First Majestic. The obligations of First Majestic to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of First Majestic and may be waived by First Majestic):

(a)	all covenants and agreements of SilverCrest and SpinCo under this Agreement to be performed or observed on or before the Effective Date shall have been duly performed and observed by SilverCrest and SpinCo in all material respects and First Majestic shall have received a certificate of SilverCrest addressed to First Majestic and dated the Effective Date, signed on behalf of SilverCrest by two directors or senior executive officers of SilverCrest, confirming the same as at the Effective Date;

(b)	(i) the representations and warranties of SilverCrest in Sections 3.1.1, 3.1.2, 3.1.3, 3.1.5, 3.1.17, and 3.1.40 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of a specified date which is earlier than the date of this Agreement, in which event such representations and warranties shall be true and correct in all respects as of such earlier specified date, or except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by First Majestic); and (ii) the representations and warranties of SilverCrest set forth in Section 3.1 (other than those referenced in clause (i) above) and the representations and warranties of SpinCo in Section 3.3 shall be true and correct in all respects (it being understood that, for the purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded) as of the date of this Agreement and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of a specified date which is earlier than the date of this Agreement, in which event such representations and warranties shall be true and correct in all respects as of such earlier specified date, or except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by First Majestic), except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on SilverCrest, and First Majestic shall have received a certificate of SilverCrest addressed to First Majestic and dated the Effective Date, signed on behalf of SilverCrest by two directors or senior executive officers of SilverCrest, confirming the same as at the Effective Date;

(c)	between the date hereof and the Effective Date, there shall not have occurred, in the judgment of First Majestic, acting reasonably, a Material Adverse Change to SilverCrest;

(d)	the SilverCrest Board and the board of directors of SpinCo shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by SilverCrest and SpinCo, to permit the consummation of the Arrangement and the issue of the SpinCo Shares;

(e)	holders of more than 5% of the issued and outstanding SilverCrest Shares shall not have exercised the Dissent Rights in respect of the Arrangement;

(f)	there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity, in each case that has a reasonable likelihood of success:

(i)	seeking to restrain or prohibit the consummation of the Plan of Arrangement or any of the transactions contemplated by this Agreement or seeking to obtain from any of the Parties any damages that are material in relation to SilverCrest;

(ii)	seeking to prohibit or materially limit the ownership or operation by First Majestic or any of the First Majestic Material Subsidiaries of any material portion of the business or assets of SilverCrest or any SilverCrest Subsidiary or to compel First Majestic or any of the First Majestic Material Subsidiaries to dispose of or hold separate any material portion of the business or assets of SilverCrest or any SilverCrest Subsidiary;

(iii)	seeking to impose limitations on the ability of First Majestic to acquire or hold or exercise full rights of ownership of any SilverCrest Shares, including the right to vote the SilverCrest Shares on all matters properly presented to the shareholders of SilverCrest;

(iv)	seeking to prohibit First Majestic or any of the First Majestic Material Subsidiaries from effectively controlling in any material respect the business or operations of SilverCrest or any SilverCrest Subsidiary; or

(v)	which otherwise is reasonably likely to have a Material Adverse Effect on SilverCrest or First Majestic;

(g)	all consents, approvals, authorizations and waivers of any Persons (other than Governmental Entities) which are required or necessary for the completion of the Arrangement and other transactions contemplated hereby (including all consents, approvals, authorizations and waivers required under SilverCrest’s Material Agreements) shall have been obtained or received on terms which are acceptable to First Majestic, acting reasonably, including the BNS Consent;

(h)	completion of the transaction contemplated under the SilverCrest Conveyance Agreement, including the payment of the SilverCrest Subscription Amount and the transfer of the SilverCrest Transferred Assets to and the assumption of the SilverCrest Transferred Liabilities by, SpinCo or any subsidiary of SpinCo on or prior to the Effective Date;

(i)	the cost sharing agreement between SilverCrest and Goldsource Mines Inc. dated January 1, 2011 shall have been terminated effective as of the Effective Time on terms satisfactory to First Majestic;

(j)	each of the Lock-up Agreements shall be and remain in full force and effect, unamended, and each of the parties thereto (other than First Majestic) shall be, in all material respects, in full compliance with their respective obligations thereunder; and

(k)	SilverCrest shall have provided to First Majestic, on or before the Effective Date, written resignations effective as of the Effective Time, from all directors and officers of SilverCrest and such directors and officers of the SilverCrest Subsidiaries as First Majestic may request.

First Majestic may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by it with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by First Majestic in complying with its obligations hereunder.

5.3                        Additional Conditions Precedent to the Obligations of SilverCrest and SpinCo. The obligations of SilverCrest and SpinCo to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of SilverCrest and may be waived by SilverCrest and SpinCo):

(a)	all covenants and agreements of First Majestic under this Agreement to be performed or observed on or before the Effective Date shall have been duly performed by First Majestic in all material respects and SilverCrest shall have received a certificate of First Majestic addressed to SilverCrest and dated the Effective Date, signed on behalf of First Majestic by two senior executive officers of First Majestic confirming the same as at the Effective Date;

(b)	(i) the representations and warranties of First Majestic in Sections 3.2.1, 3.2.2, 3.2.3, and 3.2.5 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of a specified date which is earlier than the date of this Agreement, in which event such representations and warranties shall be true and correct in all material respects as of such earlier specified date, or except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by SilverCrest); and (ii) the representations and warranties of First Majestic set forth in Section 3.2 (other than those references in clause (i) above) shall be true and correct in all material respects (it being understood that, for the purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded) as of the date of this Agreement and as of Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of a specified date which is earlier than the date of this Agreement, in which event such representations and warranties shall be true and correct in all respects as of such earlier specified date, or except as affected by transactions contemplated or permitted by this Agreement), except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on First Majestic, and SilverCrest shall have received a certificate of First Majestic addressed to SilverCrest and dated the Effective Date, signed on behalf of First Majestic by two senior executive officers of First Majestic confirming the same as at the Effective Date;

(c)	First Majestic and the applicable First Majestic Subsidiaries shall have done such acts and things and executed and delivered all such documents and instruments as shall be reasonably required in order to complete the transfer of the First Majestic Transferred Property to SpinCo or a subsidiary of SpinCo on or prior to the Effective Date in exchange for the consideration and in the manner set out in the First Majestic Conveyance Agreement and the Plan of Arrangement;

(d)	between the date hereof and the Effective Date, there shall not have occurred, in the judgment of SilverCrest, acting reasonably, a Material Adverse Change to First Majestic; and

(e)	the board of directors of First Majestic shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by First Majestic to permit the consummation of the Arrangement and the issue of the Consideration Shares, the Replacement Options and the First Majestic Shares issuable upon the exercise from time to time of the Replacement Options.

SilverCrest may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by SilverCrest with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by SilverCrest in complying with its obligations hereunder.

5.4                        Notice and Cure Provisions. Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect between the date hereof and the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party hereto contained in Section 5.1, 5.2 and 5.3, as the case may be.

Subject as herein provided, a Party may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Sections 5.1, 5.2 and 5.3 in favour of such Party, or exercise any termination right arising therefrom, if forthwith, and in any event prior to the Effective Date, such Party has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered and the Party receiving such notice is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party delivering such notice may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of ten Business Days from such notice. If such notice has been delivered prior to the date of the SilverCrest Meeting, such meeting shall be postponed until the expiry of such period. If such notice has been delivered prior to the making of the application for the Final Order, such application shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of such matter.

5.5                        Satisfaction of Conditions. The conditions precedent set out in Sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released when, with the approval of First Majestic and SilverCrest, the Arrangement is completed.

Article 6
AMENDMENT AND TERMINATION

6.1                        Amendment. This Agreement may, at any time and from time to time before or after the holding of the SilverCrest Meeting but not later than the Effective Date, be amended by mutual written agreement of the Parties hereto provided, however, that any such change, waiver or modification does not invalidate any required approval of the SilverCrest Shareholders to the Arrangement.

6.2                        Termination.

(a)	This Agreement may, at any time before or after the holding of the SilverCrest Meeting but not later than the Effective Date:

(i)	be terminated by the mutual agreement of SilverCrest and First Majestic;

(ii)	be terminated by either SilverCrest or First Majestic, if:

(A)	the SilverCrest Meeting is held and the Arrangement Resolution is not approved by the SilverCrest Shareholders in accordance with applicable Laws and the Interim Order;

(B)	the First Majestic Meeting is held and the Share Issuance Resolution is not approved by the First Majestic Shareholders in accordance with applicable Laws;

(C)	there shall be passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or if any Governmental Entity shall have issued any injunction, order, decree or ruling enjoining First Majestic or SilverCrest from consummating the transactions contemplated by this Agreement and such injunction, order, decree or ruling shall become final and non-appealable;

(D)	subject to Section 5.4, the other Party is in default of a covenant or obligation hereunder such that the conditions contained in Section 5.2(a) or 5.3(a), as applicable, would be incapable of satisfaction, provided the Party seeking to terminate this Agreement is not then in breach of this Agreement so as to cause any condition in favour of all Parties or in favour of the other Party not to be satisfied;

(E)	subject to Section 5.4, any representation or warranty of the other Party under this Agreement is untrue or incorrect and shall have become untrue or incorrect such that the condition contained in Section 5.2(b) or 5.3(b), as applicable, would be incapable of satisfaction, provided that the Party seeking to terminate this Agreement is not then in breach of this Agreement so as to cause any condition in favour of both Parties or in favour of the other Party not to be satisfied; or

(F)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 6.2(a)(ii)(F) if the failure of the Effective Time to so occur has been a principal cause of, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(iii)	be terminated by First Majestic if:

(A)	through no fault of First Majestic the Arrangement shall not have been submitted for the approval of the SilverCrest Shareholders on or before the Meeting Deadline in the manner provided for in Article 2 and in the Interim Order;

(B)	SilverCrest shall have effected a Change of Recommendation;

(C)	SilverCrest breaches any of the provisions of Section 4.4 or Section 4.5; or

(D)	a Material Adverse Effect has occurred with respect to SilverCrest; or

(iv)	be terminated by SilverCrest:

(A)	in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 4.4 and Section 4.5 and the payment of the fee required to be paid pursuant to Section 6.3(a); or

(B)	if a Material Adverse Effect has occurred with respect to First Majestic.

(b)	If this Agreement is terminated in accordance with the foregoing provisions of this Section 6.2, no Party shall have any further liability to perform its obligations hereunder, except as provided for in Section 6.3, which shall survive the termination of this Agreement or as otherwise contemplated hereby, and provided that, subject to Section 6.5, neither the termination of this Agreement nor anything contained in this Section 6.2(b) shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

6.3                        Termination Payment.

(a)	If:

(i)	SilverCrest shall terminate this Agreement pursuant to Section 6.2(a)(iv)(A);

(ii)	First Majestic shall terminate this Agreement pursuant to Section 6.2(a)(iii)(B); or

(iii)	either SilverCrest or First Majestic shall terminate this Agreement pursuant to Section 6.2(a)(ii)(A) or Section 6.2(a)(ii)(F), or First Majestic shall terminate this Agreement pursuant to Section 6.2(a)(iii)(A) or Section 6.2(a)(iii)(C) where (A) an Acquisition Proposal is publicly announced or made to the SilverCrest Shareholders and is not publicly withdrawn prior to the earlier of the date of the SilverCrest Meeting and the date of such termination; and (B) an Acquisition Proposal is consummated within 12 months of such termination;

then in any such case SilverCrest shall pay to First Majestic by wire transfer the Termination Payment in immediately available funds to an account designated by First Majestic. Such payment shall be due and payable:

(iv)	in the case of a termination specified in clause (i), prior to or concurrent with the termination of this Agreement;

(v)	in the case of a termination specified in clause (ii), within three Business Days after written notice of termination by First Majestic; or

(vi)	in the case of a termination specified in clause (iii), prior to or concurrent with the consummation of an Acquisition Proposal.

(b)	For greater certainty, SilverCrest shall not be obligated to make more than one payment pursuant to Section 6.3(a).

(c)	In the event that SilverCrest is required to pay the Termination Payment pursuant to Section 6.3(a)(iii) in circumstances where it has previously paid to First Majestic the expense reimbursement fee set out in Section 6.3(d), then the Termination Fee will be reduced by the amount of such expense reimbursement fee.

(d)	If (i) First Majestic shall terminate this Agreement pursuant to Section 6.2(a)(ii)(E) or Section 6.2(a)(iii)(A) provided that First Majestic is not in default of a covenant or obligation hereunder so as to cause any condition in favour of both Parties or in favour of SilverCrest not to be satisfied, or (ii) either SilverCrest or First Majestic shall terminate this Agreement pursuant to Section 6.2(a)(ii)(A), then SilverCrest shall pay to First Majestic an expense reimbursement fee of $1,000,000 within five Business Days after written notice of termination by First Majestic.

(e)	If (i) SilverCrest shall terminate this Agreement pursuant to Section 6.2(a)(ii)(E) provided that SilverCrest is not in default of a covenant or obligation hereunder so as to cause any condition in favour of both Parties or in favour of First Majestic not to be satisfied, or (ii) either SilverCrest or First Majestic shall terminate this Agreement pursuant to Section 6.2(a)(ii)(B), then First Majestic shall pay to SilverCrest an expense reimbursement fee of $1,000,000 within five Business Days after written notice of termination by SilverCrest.

6.4                        Liquidated Damages. SilverCrest and First Majestic acknowledge that the damages set forth in this Article 6 are a genuine pre-estimate of the damages the other Party will suffer or incur as a result of the event giving rise to those damages and are not penalties. Each of the Parties irrevocably waives any right it may have to raise as a defence in any proceedings that any such damages are excessive, punitive or abusive.

6.5                        Remedies. Subject to Section 6.6, the Parties hereto acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party or its Representatives and any such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching Party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to the Parties.

6.6                        Effects of Termination Payment or Expense Reimbursement. For greater certainty, the Parties agree that the payment of the amount pursuant to Section 6.3 is the sole monetary remedy as a result of the occurrence of any of the events referred to in Section 6.3. Subject to the immediately preceding sentence, nothing in this Agreement shall preclude a Party from seeking damages in respect of losses incurred or suffered by such Party as a result of any breach of this Agreement by the other Party, seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise, or seeking specific performance of any of such covenants or agreements, without the necessity of posting bond or security in connection therewith.

Article 7
SPIN-OUT TRANSACTION

7.1                        Covenants Regarding SpinCo. SilverCrest unconditionally and irrevocably guarantees, in favour of First Majestic, and covenants and agrees to be jointly and severally liable with SpinCo for the due and punctual performance of each and every obligation, covenant and agreement of SpinCo arising under this Agreement, the Arrangement, any agreements entered into by SpinCo to be performed by SpinCo prior to the Effective Date in connection with, ancillary to or to effect any transaction contemplated by this Agreement or the Arrangement and any amount of any judgment or award made against SpinCo for the benefit of First Majestic. SilverCrest shall, prior to the Effective Date, cause SpinCo to comply with all of SpinCo’s obligations under or relating to the Arrangement and the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, SilverCrest shall, and shall cause SpinCo to:

(a)	apply for and use commercially reasonable efforts to obtain all consents and approvals required from any Governmental Entity or any other Person in order to consummate the Spin-Out Transaction pursuant to the Plan of Arrangement and, in doing so, keep First Majestic reasonably informed as to the status of the proceedings related to obtaining such consents and approvals, including providing First Majestic with copies of all related applications and notifications, in draft form in order for First Majestic to provide its comments thereon, which shall be given due and reasonable consideration;

(b)	use commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of the SpinCo Shares to be issued pursuant to the Plan of Arrangement and, in that regard, use its commercially reasonable efforts to comply, or assist SilverCrest and First Majestic in complying, with the provisions of Section 2.7;

(c)	use commercially reasonable efforts, acting reasonably and in good faith, to negotiate and document final versions of all agreements, certificates or instruments contemplated by this Agreement (including the SilverCrest Conveyance Agreement) on the terms and conditions set forth in this Agreement;

(d)	ensure that 9.9% of the outstanding Spinco Shares are held by First Majestic or one of its affiliates upon the listing of SpinCo on the TSX-V; provided that, if the SpinCo Shares are not listed and posted for trading on the TSX-V within (i) 90 days of the Effective Date, then SpinCo shall ensure that a total of 10.89% of the SpinCo Shares are held by First Majestic or one of its affiliates upon the listing of SpinCo on the TSX-V; (ii) 120 days of the Effective Date, then SpinCo shall ensure that a total of 12.52% of the SpinCo Shares are held by First Majestic or one of its affiliates upon the listing of SpinCo on the TSX-V; and (iii) 365 days of the Effective Date, then SpinCo shall ensure that a total of 14.4% of the SpinCo Shares are held by First Majestic or one of its affiliates upon the listing of SpinCo on the TSX-V;

(e)	(i) use commercially reasonable efforts to procure that, at the time of issuance of SpinCo Shares in accordance with the terms of the Plan of Arrangement, SpinCo and the SpinCo Shares will satisfy the listing requirements of the TSX-V, and (ii) apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX-V of the SpinCo Shares; and

(f)	use commercially reasonable efforts to cause SpinCo Shares to be exempt from the registration requirements of the U.S. Exchange Act pursuant to Rule 12g3-2(b) thereunder;

and, in the event that the SpinCo Shares are not listed and posted for trading on the TSX-V on or prior to the Effective Date, SpinCo shall continue to use its commercially reasonable efforts to obtain the conditional approval of the TSX-V of the listing and posting for trading of the SpinCo Shares as soon as reasonably practicable.

7.2                        SpinCo Reorganization. Pursuant to this Agreement:

(a)	SilverCrest undertakes to, among other things, pay the SilverCrest Subscription Amount and shall transfer or cause the SilverCrest Subsidiaries to transfer the SilverCrest Transferred Assets to SpinCo and its subsidiaries, as applicable, and assign and transfer to SpinCo or SpinCo’s subsidiaries all of the SilverCrest Transferred Liabilities and SpinCo agrees to receive or cause its subsidiaries to receive the SilverCrest Transferred Assets from SilverCrest and the SilverCrest Subsidiaries, as applicable, and assume all of the SilverCrest Transferred Liabilities as of the day prior to the Effective Date, in exchange for the consideration and in the manner set out in the SilverCrest Conveyance Agreement and the Plan of Arrangement. SilverCrest and SpinCo hereby acknowledge and agree that, at the request of SilverCrest, they will make a joint election under Section 85 of the ITA (and any similar provision under any applicable provincial tax statute) in respect of the transfer of the SilverCrest Transferred Assets and that the “elected amount” in respect of each type of property for purposes of the ITA comprising the SilverCrest Transferred Assets will be the lowest amount permitted under Section 85 of the ITA in respect of each such type of property, unless SilverCrest, SpinCo and First Majestic agree otherwise. SilverCrest and SpinCo agree to execute the election forms, prior to the earliest of the filing dates for the election forms, and agree to file the elections on a timely basis; and

(b)	First Majestic undertakes to, among other things, cause its applicable subsidiary to transfer the First Majestic Transferred Property to SpinCo or a subsidiary of SpinCo and SpinCo agrees to receive the First Majestic Transferred Property from SilverCrest as of the day prior to the Effective Date, in exchange for the consideration and in the manner set out in the First Majestic Conveyance Agreement and the Plan of Arrangement.

7.3                        SpinCo Indemnity. From the Effective Time, SpinCo hereby agrees to indemnify and save harmless First Majestic, SilverCrest and their subsidiaries, their affiliates, directors, officers, partners, employees, advisors, shareholders and agents (each an “Indemnified Party”) from all losses suffered or incurred by an Indemnified Party as a result of or arising directly or indirectly out of or in connection with the SilverCrest Transferred Liabilities.

7.4                        SpinCo Indemnified Claims. If any claim, proceeding, liability (including a liability for Taxes) or other matter resulting from the occurrence of any of the events contemplated by Section 7.2 above (an “Indemnified Claim”) is made against an Indemnified Party by a third party for which the Indemnified Party may be entitled to indemnification, the Indemnified Party shall give notice (an “Indemnity Notice”) to SpinCo specifying the particulars of such Indemnified Claim within 20 days after it receives notification of the Indemnified Claim. SpinCo shall have the right to participate in any negotiations or proceedings with respect to any such Indemnified Claim. An Indemnified Party shall not settle or compromise any such Indemnified Claim without the prior written consent of SpinCo, unless SpinCo has not, within 20 Business Days after the receipt by SpinCo of the Indemnity Notice, given notice to the Indemnified Party that it wishes to dispute such Indemnified Claim. If SpinCo does give such a notice, it shall have the right to assume the defence of such Indemnified Claim and to defend such Indemnified Claim in the name of the Indemnified Party. An Indemnified Party shall provide to SpinCo all files, books, records and other information in their possession or control which may be relevant to the defence of such Indemnified Claim. If SpinCo fails after giving such notice, diligently and reasonably to defend such Indemnified Claim throughout the period such Indemnified Claim exists, its right to defend the Indemnified Claim shall terminate and the Indemnified Party may assume the defence of such Indemnified Claim. In such event, the Indemnified Party may assume the defence of such Indemnified Claim and may compromise or settle such Indemnified Claim without the consent of SpinCo.

7.5                        Non-Solicitation. SpinCo covenants to First Majestic that SpinCo shall not, for a period of two years from and after the Effective Date, in any way solicit for employment any Retained Personnel or be a party to or abet any such action; provided, however, that the foregoing prohibition shall not extend to (a) general solicitations of a public nature provided that SpinCo has not specifically directed its efforts toward the Retained Personnel or (b) any employee who approaches SpinCo without any direct or indirect solicitation by or on behalf of SpinCo.

7.6	Treatment of Confidential Information.

(a)	SpinCo covenants and agrees that it shall, and shall cause its subsidiaries to, treat all exploration information, data, reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the SilverCrest Mineral Rights (other than the SilverCrest Transferred Properties) in the same way SpinCo treats its own confidential information and shall use all commercially reasonable efforts to keep all such information confidential and shall not make or keep copies of such information or disclose any such information to anyone other than First Majestic or First Majestic’s Representatives without First Majestic’s prior written consent unless in the opinion of outside legal counsel it is required to do so by Law, except that the foregoing shall not apply to information that: (i) at the time of its disclosure is generally available in the public domain; or (ii) enters the public domain and becomes generally available at any time after disclosure other than through a breach of the terms hereof by (A) SpinCo, (B) any of its subsidiaries or (C) any of SpinCo’s Representatives; or (iii) consists of general geological, geophysical, geochemical, metallurgical or operational concepts, models or principles.

(b)	First Majestic covenants and agrees that it shall, and shall cause its subsidiaries to, treat all exploration information, data, reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the SilverCrest Transferred Assets in the same way First Majestic treats its own confidential information and shall use all commercially reasonable efforts to keep all such information confidential and shall not make or keep copies of such information or disclose any such information to anyone other than SpinCo or SpinCo’s Representatives without SpinCo’s prior written consent unless in the opinion of outside legal counsel it is required to do so by Law, except that the foregoing shall not apply to information that: (i) at the time of its disclosure is generally available in the public domain; or (ii) enters the public domain and becomes generally available at any time after disclosure other than through a breach of the terms hereof by (A) First Majestic, (B) any of its subsidiaries or (C) any of First Majestic’s Representatives; or (iii) consists of general geological, geophysical, geochemical, metallurgical or operational concepts, models or principles.

7.7                        Survival. If the Effective Date occurs, Sections 7.3 to 7.6 shall survive the termination of this Agreement and shall terminate on the date that is two years after the Effective Date.

Article 8
GENERAL

8.1                        Privacy. Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). No Party shall disclose Transaction Personal Information to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If the Arrangement is consummated, no Party shall, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a)	for purposes other than those for which such Transaction Personal Information was collected prior to the Effective Date;

(b)	which does not relate directly to the carrying on of the business of such Party or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented; and

(c)	as otherwise required by Law.

Each Party shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Each Party shall cause its Representatives to observe the terms of this Section 8.1 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to the other Parties all Transaction Personal Information relating to such other Party or its Representatives in such Party’s possession or in the possession of any of such Party’s Representatives, including all copies, reproductions, summaries or extracts thereof.

8.2                       Notices. All notices and other communications which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by email, in each case addressed to the particular party at:

(a)	If to First Majestic:

First Majestic Silver Corp.
1805 – 925 West Georgia St.
Vancouver, British Columbia V6C 3L2

Attention:	Keith Neumeyer
Email:	keith@firstmajestic.com

with a copy to:

McCullough O’Connor Irwin LLP
2600 – 1066 West Hastings Street
Vancouver, British Columbia V6E 3X1

Attention:	James D. Beeby
Email:	jbeeby@moisolicitors.com

(b)	If to SilverCrest:

SilverCrest Mines Inc.
501 - 570 Granville Street
Vancouver, British Columbia V6C 3P1

Attention:	J. Scott Drever
Email:	scott@silvercrestmines.com

with a copy to:

Koffman Kalef LLP
19th Floor, 885 West Georgia Street
Vancouver, British Columbia V6C 3H4

Attention:	Bernard G. Poznanski
Email:	bp@kkbl.com

(c)	If to SpinCo:

1040669 B.C. Ltd.
501 - 570 Granville Street
Vancouver, British Columbia V6C 3P1

Attention:	N. Eric Fier
Email:	eric@silvercrestmines.com

with a copy to:

Koffman Kalef LLP
19th Floor, 885 West Georgia Street
Vancouver, British Columbia V6C 3H4

Attention:	Bernard G. Poznanski
Email:	bp@kkbl.com

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or telecopying thereof.

8.3                        Assignment. SilverCrest agrees that First Majestic may assign all or any part of its rights under this Agreement to a wholly-owned direct or indirect subsidiary of First Majestic, provided that First Majestic shall continue to be liable jointly and severally with such subsidiary for all obligations hereunder. Subject to the foregoing, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party.

8.4                        Binding Effect. This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the Parties hereto and their respective successors.

8.5                        Time of Essence. Time is of the essence of this Agreement.

8.6                        Waiver and Modification. Each of the Parties may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for their respective benefit or waiver or consent to the modification of any of the obligations of the other Party hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting such waiver or consent.

8.7                        Third Party Beneficiaries. Except as provided in Section 4.8 which, without limiting its terms, is intended as stipulations for the benefit of the third parties mentioned in such provisions (such third parties referred to in this Section 8.7 as the “Covered Persons”) and except for the rights of the SilverCrest Shareholders to receive the Consideration following the Effective Time pursuant to the Arrangement, the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. Despite the foregoing, First Majestic acknowledges to each of the Covered Persons their direct rights against it under Section 4.8 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Covered Person, his or her heirs and his or her legal representatives, and for such purpose, SilverCrest confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

8.8                        Severability. If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any material manner or would prevent or significantly impede or materially delay the completion of the Arrangement.

8.9                        Mutual Interest. Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, all Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the Person who contracted the obligation and against the Person who stipulated it will be applied against any Party.

8.10                      Further Assurances. Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts and things and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

8.11                      Injunctive Relief. The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

8.12                      No Personal Liability. No director, officer or employee of First Majestic will have any personal liability to SilverCrest or SpinCo under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of First Majestic. No director, officer or employee of SilverCrest or SpinCo will have any personal liability to First Majestic under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of SilverCrest or SpinCo.

8.13                      Expenses. Except as provided in Section 6.3 and the Plan of Arrangement, each Party will pay its respective legal and accounting costs, fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs, fees and expenses whatsoever and howsoever incurred, and will indemnify and save harmless the others from and against any claim for any broker’s, finder’s or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions hereunder.

8.14                      Governing Law; Attornment; Service of Process. This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement or the Arrangement and waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts.

8.15                      Counterparts. This Agreement may be executed in one or more counterparts and by facsimile or other electronic means, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[Remainder of page has been left intentionally blank]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first written above.

FIRST MAJESTIC SILVER CORP.

“Keith Neumeyer” (signed)
Authorized Signatory Name: Keith Neumeyer

SILVERCREST MINES INC.

“J. Scott Drever” (signed)
Authorized Signatory Name: J. Scott Drever

1040669 B.C. LTD.

“N. Eric Fier” (signed)
Authorized Signatory Name: N. Eric Fier

Exhibit A
To the Arrangement Agreement dated as of JULY 26, 2015
AMONG First Majestic Silver Corp., SilverCrest Mines Inc. AND 1040669 B.C. LTd.

Plan of Arrangement

Plan of Arrangement Under THE provisions of division 5 of part 9 of the
Business Corporations Act (British COlumbia)

Article 1
INTERPRETATION

1.1                                      Definitions. In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act, on the terms set forth in this Plan of Arrangement, subject to any amendment or supplement thereto in accordance with the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order;

(b)	“Arrangement Agreement” means the arrangement agreement dated July 26, 2015 among First Majestic, SilverCrest and SpinCo;

(c)	“Arrangement Resolution” means the special resolution approving the Arrangement, to be in substantially the form of Exhibit B to the Arrangement Agreement, to be considered, and if deemed advisable, passed with or without variation, by the SilverCrest Shareholders at the SilverCrest Meeting;

(d)	“Business Corporations Act” means the Business Corporations Act (British Columbia);

(e)	“Business Day” means any day other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under the laws of the Province of British Columbia or the federal laws of Canada;

(f)	“Consideration” means the consideration to be received pursuant to the Plan of Arrangement in respect of each SilverCrest Share that is issued and outstanding immediately prior to the Effective Time, consisting of such number of First Majestic Shares as is equal to the First Majestic Exchange Ratio and $0.0001 in cash;

(g)	“Court” means the British Columbia Supreme Court;

(h)	“Depositary” means Computershare Investor Services Inc., at such offices as will be set out in the Letter of Transmittal;

(i)	“Dissent Procedures” has the meaning set out in Section 3.1;

(j)	“Dissent Rights” has the meaning set out in Section 3.1;

(k)	“Dissenting Shareholder” means a holder of SilverCrest Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures;

(l)	“Effective Date” means the date the Arrangement completes, as determined in accordance with the Arrangement Agreement;

(m)	“Effective Time” means the time when the transactions contemplated herein will be deemed to have been completed, which shall be 12:01 a.m. on the Effective Date;

(n)	“Eligible Holder” means a beneficial holder of SilverCrest Shares that is: (i) a resident of Canada for the purposes of the ITA and not exempt under Part I of the ITA; or (ii) a partnership, any member of which is resident in Canada for the purposes of the ITA (other than a partnership, all members of which are residents of Canada that are exempt from tax under Part I of the ITA);

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(o)	“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is abandoned or denied, as affirmed;

(p)	“First Majestic” means First Majestic Silver Corp., a company existing under the laws of British Columbia;

(q)	“First Majestic Conveyance Agreement” has the meaning set out in the Arrangement Agreement;

(r)	“First Majestic Exchange Ratio” means 0.2769;

(s)	“First Majestic Option Plan” means First Majestic’s stock option plan approved by the holders of First Majestic Shares on May 27, 2014;

(t)	“First Majestic Replacement Option” has the meaning set out in Section 2.3(j);

(u)	“First Majestic Shares” means the common shares in the authorized share structure of First Majestic;

(v)	“First Majestic Sub” means Guitarra Compañía Minera S.A. de C.V., a company existing under the laws of Mexico;

(w)	“First Majestic Transferred Property” has the meaning set out in the Arrangement Agreement;

(x)	“holder” when used with reference to any securities of SilverCrest, means the holder of such securities shown from time to time in the register maintained by or on behalf of SilverCrest in respect of such securities;

(y)	“In-the-Money Amount” in respect of a stock option means the amount, if any, by which the aggregate fair market value at that time of the securities issuable upon exercise of the stock option exceeds the aggregate exercise price of the stock option;

(z)	“Interim Order” means the interim order of the Court made in connection with the process for obtaining shareholder approval of the Arrangement and related matters, as such order may be amended, supplemented or varied by the Court;

(aa)	“ITA” means the Income Tax Act (Canada);

(bb)	“Letter of Transmittal” means the letter of transmittal forwarded by SilverCrest to SilverCrest Shareholders for use in connection with the Plan of Arrangement or such other equivalent form of letter of transmittal acceptable to First Majestic acting reasonably;

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(cc)	“Meeting Date” means the date of the SilverCrest Meeting;

(dd)	“Nusantara Note” has the meaning set out in Section 2.3(c);

(ee)	“Parties” means First Majestic, SilverCrest and SpinCo and “Party” means any one of them;

(ff)	“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, company, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

(gg)	“Plan of Arrangement” means this plan of arrangement and any amendment or variation hereto made in accordance with Article 5 hereto or the Arrangement Agreement or upon the direction of the Court in the Final Order;

(hh)	“Section 85 Election” has the meaning set out in Section 2.4(c);

(ii)	“Shareholder Rights Plan” means the shareholder rights plan agreement dated as of May 21, 2008 between SilverCrest and Computershare Investor Services Inc., as rights agent;

(jj)	“SilverCrest” means SilverCrest Mines Inc., a company existing under the laws of British Columbia;

(kk)	“SilverCrest Conveyance Agreement” has the meaning set out in the Arrangement Agreement;

(ll)	“SilverCrest Meeting” means the special meeting of SilverCrest Shareholders including any adjournment or adjournments thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

(mm)	“SilverCrest Option” means an option to purchase SilverCrest Shares issued pursuant to the SilverCrest Option Plan;

(nn)	“SilverCrest Option Plan” means SilverCrest’s Stock Option Plan dated May 1, 2013;

(oo)	“SilverCrest Optionholder” means a holder of SilverCrest Options;

(pp)	“SilverCrest Replacement Option” has the meaning set out in Section 2.3(g);

(qq)	“SilverCrest Share” means a common share in the authorized share structure of SilverCrest;

(rr)	“SilverCrest Shareholder” means a holder of SilverCrest Shares;

(ss)	“SilverCrest Transferred Liabilities” has the meaning set out in the Arrangement Agreement;

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(tt)	“SilverCrest Transferred Properties” has the meaning set out in the Arrangement Agreement;

(uu)	“SpinCo” means 1040669 B.C. Ltd.;

(vv)	“SpinCo Exchange Ratio” means 0.1667;

(ww)	“SpinCo Option” has the meaning set out in Section 2.3(g);

(xx)	“SpinCo Option Plan” means the stock option plan for the issuance of SpinCo Options in form and substance satisfactory to the Parties, acting reasonably, and in compliance with all applicable laws;

(yy)	“SpinCo Shares” means the common shares in the authorized share structure of SpinCo;

(zz)	“SpinCo Sub” means Compañía Minera La Llamarada S.A. de C.V., a company existing under the laws of Mexico; and

(aaa)	“TSX” means the Toronto Stock Exchange.

1.2                                      Interpretation Not Affected by Headings, etc. The division of this Plan of Arrangement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Plan of Arrangement to a “Section” followed by a number and/or a letter refer to the specified section of this Plan of Arrangement. Unless otherwise indicated, the terms “this Plan of Arrangement”, “hereof”, “herein”, “hereunder” and “hereby” and similar expressions refer to this Plan of Arrangement as amended or supplemented from time to time pursuant to the applicable provisions hereof, and not to any particular section or other portion hereof.

1.3                                      Currency. All sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada.

1.4                                      Number, etc. Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5                                      Construction. In this Plan of Arrangement unless otherwise indicated:

(a)	the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)	a reference to a statute means that statute, as amended and in effect as of the date of this Plan of Arrangement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning; and

(d)	time is of the essence.

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Article 2
ARRANGEMENT

2.1                                      Arrangement Agreement. This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2                                      Binding Effect. This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on:

(a)	SilverCrest and its applicable subsidiaries;

(b)	the SilverCrest Shareholders;

(c)	the SilverCrest Optionholders;

(d)	First Majestic and First Majestic Sub;

(e)	SpinCo and SpinCo Sub; and

(f)	the Depositary.

2.3                                      Arrangement. Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following sequence, in each case effective as at one minute intervals starting at the Effective Time, without any further act or formality:

(a)	the Shareholder Rights Plan shall be cancelled and shall have no further force or effect and each of the rights thereunder shall be deemed to be cancelled for no consideration;

(b)	each SilverCrest Share held by a Dissenting Shareholder in respect of which the SilverCrest Shareholder has validly exercised his, her or its Dissent Rights shall be deemed to be transferred and assigned by such Dissenting Shareholder, without any further act or formality on its part, to First Majestic (free and clear of any liens, charges and encumbrances of any nature whatsoever) in accordance with, and for the consideration set forth in, Section 3.1;

(c)	pursuant to and on the terms and conditions set out in the SilverCrest Conveyance Agreement, SilverCrest will subscribe for and SpinCo will issue to SilverCrest such number of fully paid and non-assessable SpinCo Shares as is equal to the total number of SilverCrest Shares issued and outstanding at the Effective Time (other than SilverCrest Shares held by Dissenting Shareholders) multiplied by the SpinCo Exchange Ratio for an aggregate purchase price of $5,291,635 and, in satisfaction of such purchase price, SilverCrest will (i) pay to SpinCo cash in the amount of $5,250,000, (ii) transfer to SpinCo all right, title and interest which it holds in and to (or, in the case of (B), at the discretion of First Majestic, arrange for a sublease of) (A) the SilverCrest name and logo, (B) the office lease of SilverCrest relating to SilverCrest’s existing offices located at Suites 501 and 503 - 570 Granville Street, Vancouver, British Columbia, and (C) all office furniture, office equipment or office supplies located at such office location and all associated computer software licenses; (iii) endorse over to SpinCo the non-interest bearing demand promissory note (the “Nusantara Note”) issued to SilverCrest by its subsidiary, Nusantara de Mexico S.A. de C.V., in the amount of $24,235, which note will be immediately assigned by SpinCo to SpinCo Sub; and (iv) assume all of the SilverCrest Transferred Liabilities (other than SilverCrest Transferred Liabilities relating solely to the SilverCrest Transferred Properties);

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(d)	pursuant to and on the terms and conditions set out in the SilverCrest Conveyance Agreement, SilverCrest shall cause its subsidiaries to assign and transfer to SpinCo Sub and SpinCo shall cause SpinCo Sub to accept all right, title and interest in and to the SilverCrest Transferred Properties for an aggregate purchase price of $24,235 and, in satisfaction of such purchase price, SpinCo Sub will (i) set-off the Nusantara Note against the cash portion of such purchase price and will surrender the Nusantara Note for cancellation; and (ii) assume all of the SilverCrest Transferred Liabilities relating solely to the SilverCrest Transferred Properties;

(e)	pursuant to and on the terms and conditions set out in the First Majestic Conveyance Agreement, First Majestic will subscribe for and SpinCo will issue to First Majestic such number of fully-paid and non-assessable SpinCo Shares as is equal to the number of SpinCo Shares referred to in Section 2.3(c) multiplied by 0.1099 for an aggregate purchase price equal to the aggregate purchase price referred to in Section 2.3(c) multiplied by 0.1099, such purchase price to be satisfied in the manner set out in Section 2.3(f);

(f)	pursuant to and on the terms and conditions set out in the First Majestic Conveyance Agreement, First Majestic shall cause First Majestic Sub to assign and transfer to SpinCo Sub and SpinCo shall cause SpinCoSub to accept all right, title and interest in and to the First Majestic Transferred Property for an aggregate purchase price equal to the amount referred to in Section 2.3(e), such purchase price to be satisfied by set-off against the amount referred to in Section 2.3(e);

(g)	each SilverCrest Option which is outstanding and has not been duly exercised prior to the Effective Time will be exchanged for an option (each, a “SilverCrest Replacement Option”) to purchase from SilverCrest a SilverCrest Share and an option (each, a “SpinCo Option”) to purchase from SpinCo such number of SpinCo Shares as is equal to the SpinCo Exchange Ratio (and when aggregated with the other similar SpinCo Options of a holder of such options resulting in a fraction of a SpinCo Share, they shall all be rounded down to the nearest whole number of SpinCo Shares). Each SilverCrest Replacement Option shall provide for an exercise price per SilverCrest Share (rounded up to the nearest whole cent) equal to the exercise price per SilverCrest Share that would otherwise be payable to acquire a SilverCrest Share pursuant to the SilverCrest Option it replaces. Each SpinCo Option shall provide for an exercise price per SpinCo Share (rounded up to the nearest whole cent) equal to the exercise price per SilverCrest Share that would otherwise be payable pursuant to the SilverCrest Option it replaces, divided by the SpinCo Exchange Ratio. All terms and conditions of a SilverCrest Replacement Option or a SpinCo Option, including the term to expiry, conditions to and manner of exercising, will be the same as the SilverCrest Option for which it was exchanged and shall be governed by the terms of the SilverCrest Option Plan (in the case of SilverCrest Replacement Options) or the SpinCo Option Plan (in the case of SpinCo Options) and any document previously evidencing the SilverCrest Replacement Option shall thereafter evidence and be deemed to evidence such SilverCrest Replacement Option and SpinCo Option. It is intended that subsection 7(1.4) of the ITA apply to such exchange of options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of the SilverCrest Replacement Options and SpinCo Options issued to any particular former holder of SilverCrest Options will be increased on a pro rata basis such that the aggregate In-the-Money Amount of the SilverCrest Replacement Options and the In-the-Money Amount of the SpinCo Options held by such holder immediately after the exchange does not exceed the In-the-Money Amount of the SilverCrest Options held by such holder immediately before the exchange;

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(h)	the SpinCo Shares referred to in Section 2.3(c) shall be distributed by SilverCrest to the SilverCrest Shareholders (other than SilverCrest Shareholders who have validly exercised Dissent Rights) such that each such holder will receive such number of SpinCo Shares in respect of each SilverCrest Share held as is equal to the SpinCo Exchange Ratio, such SpinCo Shares to be distributed as a return of share capital pursuant to a reorganization of SilverCrest’s business and a distribution of proceeds from a disposition of SilverCrest’s property outside the ordinary course of SilverCrest’s business, with the result that the paid up capital in respect of the SilverCrest Shares shall be reduced by an amount equal to the fair market value thereof;

(i)	each SilverCrest Share (other than any SilverCrest Share held by any Dissenting Shareholder) will, without further act or formality and by or on behalf of a holder of SilverCrest Shares, be irrevocably assigned and transferred by the holder thereof to First Majestic (free and clear of any liens, charges and encumbrances of any nature whatsoever) in exchange for such number of First Majestic Shares as is equal to the First Majestic Exchange Ratio and $0.0001 in cash for each SilverCrest Share held;

(j)	each SilverCrest Replacement Option which is outstanding and has not been duly exercised prior to the Effective Time will be exchanged for an option (each, a “First Majestic Replacement Option”) to purchase from First Majestic such number of First Majestic Shares as is equal to the First Majestic Exchange Ratio (and when aggregated with the other similar First Majestic Replacement Options of a holder of such options resulting in a fraction of a First Majestic Share, they shall all be rounded down to the nearest whole number of First Majestic Shares). Each First Majestic Replacement Option shall provide for an exercise price per First Majestic Share (rounded up to the nearest whole cent) equal to the exercise price per SilverCrest Share that would otherwise be payable pursuant to the SilverCrest Replacement Option it replaces, divided by the First Majestic Exchange Ratio. All terms and conditions of a First Majestic Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the SilverCrest Replacement Option for which it was exchanged, and shall be governed by the terms of the First Majestic Option Plan and any document previously evidencing the SilverCrest Replacement Option shall thereafter evidence and be deemed to evidence such First Majestic Replacement Option. Notwithstanding the forgoing, the terms and conditions of the First Majestic Option Plan relating to accelerated expiry of First Majestic Options on account of early termination after ceasing to hold office or ceasing to be an employee or consultant shall not apply to the First Majestic Replacement Options, such that there will be no accelerated expiry of First Majestic Replacement Options on account of early termination after ceasing to hold office or ceasing to be an employee or consultant;

(k)	with respect to each SilverCrest Share transferred and assigned in accordance with Section 2.3(b) or Section 2.3(i):

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(i)	the registered holder thereof shall cease to be the registered holder of such SilverCrest Share and the name of such registered holder shall be removed from the register of SilverCrest Shareholders as of the Effective Time;

(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such SilverCrest Share; and

(iii)	First Majestic will be the holder of all of the outstanding SilverCrest Shares and the register of SilverCrest Shareholders shall be revised accordingly; and

(l)	the exchanges, cancellations and other steps provided for in this Section 2.3 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

2.4                                      Post-Effective Time Procedures.

(a)	Following receipt of the Final Order and prior to the Effective Date, First Majestic shall deliver or arrange to be delivered to the Depositary the Consideration, including certificates representing the First Majestic Shares and SpinCo shall deliver or arrange to be delivered to the Depositary the SpinCo Shares required to be issued to the former SilverCrest Shareholders, in either case in accordance with Section 2.3 hereof, which certificates shall be held by the Depositary as agent and nominee for the former SilverCrest Shareholders for distribution to the former SilverCrest Shareholders in accordance with the provisions of Article 4 hereof.

(b)	Subject to the provisions of Article 4 hereof, and upon return of a properly completed Letter of Transmittal by a registered former SilverCrest Shareholder together with certificates, if any, which, immediately prior to the Effective Date, represented SilverCrest Shares and such other documents as the Depositary may require, former SilverCrest Shareholders shall be entitled to receive delivery of the certificates representing the First Majestic Shares, the SpinCo Shares and cheques representing the cash to which they are entitled pursuant to Section 2.3(i).

(c)	An Eligible Holder whose SilverCrest Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the ITA (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing the necessary information in accordance with the procedures set out in the tax instruction letter on or before the date 90 days after the Effective Date. Neither SilverCrest, First Majestic nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation). In its sole discretion, First Majestic or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)	Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, First Majestic will promptly deliver a tax instruction letter to such holder. The tax instruction letter will provide general instructions on how to make the Section 85 Election with First Majestic in order to obtain a full or partial tax deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder’s SilverCrest Shares to First Majestic.

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2.5                                      No Fractional Cash Consideration. In any case where the aggregate cash consideration payable to a particular SilverCrest Shareholder under this Arrangement would, but for this provision, (a) be less than one cent, then the aggregate cash consideration payable to such SilverCrest Shareholder shall be rounded up to one cent; or (b) be at least one cent, but including a fraction of a cent, then the aggregate cash consideration payable to such SilverCrest Shareholder shall be rounded down to the nearest whole cent.

2.6                                      No Fractional Shares. In no event shall any holder of SilverCrest Shares be entitled to a fractional First Majestic Share or a fractional SpinCo Share. Where the aggregate number of First Majestic Shares to be issued to a former SilverCrest Shareholder as consideration under this Arrangement would result in a fraction of a First Majestic Share being issuable, the number of First Majestic Shares to be received by such SilverCrest Shareholder shall be rounded down to the nearest whole First Majestic Share and no Person will be entitled to any compensation in respect of a fractional First Majestic Share. Where the aggregate number of SpinCo Shares to be issued to a former SilverCrest Shareholder as consideration under this Arrangement would result in a fraction of a SpinCo Share being issuable, the number of SpinCo Shares to be received by such SilverCrest Shareholder shall be rounded down to the nearest whole SpinCo Share and no Person will be entitled to any compensation in respect of a fractional SpinCo Share and any remaining SpinCo shares held by SilverCrest as a result will be returned by SilverCrest and will be deemed to be cancelled.

2.7                                      Adjustments to Exchange Ratios. The First Majestic Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into First Majestic Shares, other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to First Majestic Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time. The SpinCo Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into SpinCo Shares), consolidation, reorganization, recapitalization or other like change with respect to SpinCo Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time.

Article 3
RIGHTS OF DISSENT

3.1                                      Rights of Dissent.

(a)	Registered holders of SilverCrest Shares may exercise rights of dissent (“Dissent Rights”) with respect to such shares pursuant to and in the manner set forth in section 237 to 247 of the Business Corporations Act and this Section 3.1 (the “Dissent Procedures”) in connection with the Arrangement; provided that, notwithstanding subsection 242(a) of the Business Corporations Act, the written objection to the Arrangement Resolution referred to in subsection 242(a) of the Business Corporations Act must be received by SilverCrest not later than 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days before the Meeting Date or any date to which the SilverCrest Meeting may be postponed or adjourned and provided further that Dissenting Shareholders who:

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(i)	are ultimately entitled to be paid fair value for their SilverCrest Shares, notwithstanding anything to the contrary contained in section 245 of the Business Corporations Act, shall be deemed to have transferred such SilverCrest Shares to First Majestic as of the Effective Time without any further act or formality and free and clear of all liens, claims and encumbrances, in consideration for the payment by First Majestic of the fair value thereof, in cash; or

(ii)	are ultimately not entitled, for any reason, to be paid fair value for their SilverCrest Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of SilverCrest Shares and shall be entitled to receive only the consideration contemplated in Sections 2.3(h) and 2.3(i) that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights;

but in no case shall First Majestic, SilverCrest, SpinCo or any other Person be required to recognize such Persons as holders of SilverCrest Shares after the Effective Time, and the names of such Persons shall be deleted from the registers of holders of SilverCrest Shares at the Effective Time.

(b)	In addition to any other restrictions set forth in the Business Corporations Act, none of the following shall be entitled to exercise Dissent Rights:

(i)	SilverCrest Optionholders; and

(ii)	SilverCrest Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution.

Article 4
DELIVERY OF CONSIDERATION

4.1                                      Delivery of Consideration.

(a)	Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding SilverCrest Shares that were exchanged for the Consideration in accordance with Section 2.3(i) hereof together with such other documents and instruments as would have been required to effect the transfer of the SilverCrest Shares formerly represented by such certificate under the Business Corporations Act and the articles of SilverCrest and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the First Majestic Shares, a certificate representing the SpinCo Shares and a cheque representing the cash that such holder is entitled to receive in accordance with Sections 2.3(h) and 2.3(i) hereof.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section 4.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more SilverCrest Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the First Majestic Shares, a certificate representing the SpinCo Shares and a cheque representing the cash that such holder is entitled to receive in accordance with Sections 2.3(h) and 2.3(i) hereof.

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4.2                                      Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made after the Effective Time with respect to First Majestic Shares or SpinCo Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding SilverCrest Shares that were exchanged pursuant to Section 2.3 unless and until the holder of record of such certificate shall surrender such certificate in accordance with Section 4.1. Subject to applicable law and to Section 4.5, at the time of such surrender of any such certificate (or in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole SilverCrest Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole First Majestic Share or SpinCo Share, as the case may be, and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole First Majestic Share or SpinCo Share, as the case may be.

4.3                                      Lost Certificates. In the event any certificate which immediately prior to the Effective Time represented one or more outstanding SilverCrest Shares that were exchanged pursuant to Section 2.3(i) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary shall issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more First Majestic Shares (and any dividends or distributions with respect thereto) and one or more certificates representing one or more SpinCo Shares (and any dividends or distributions with respect thereto) deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing First Majestic Shares and SpinCo Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to First Majestic, SpinCo and the Depositary in such sum as First Majestic and SpinCo may direct, or otherwise indemnify First Majestic, SpinCo and the Depositary in a manner satisfactory to First Majestic, SpinCo and the Depositary against any claim that may be made against First Majestic, SpinCo or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4                                      Extinction of Rights. Any certificate which immediately prior to the Effective Time represented outstanding SilverCrest Shares that were exchanged pursuant to Section 2.3(i) and not deposited, with all other instruments required by Section 4.1 on or prior to the third anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of First Majestic and SpinCo. On such date, the First Majestic Shares and the SpinCo Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to First Majestic or SpinCo, respectively, together with all respective entitlements to dividends, distributions and interest thereon held for such former registered holder. None of First Majestic, SilverCrest, SpinCo or the Depositary shall be liable to any person in respect of any First Majestic Shares or SpinCo Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.5                                      Withholding and Sale Rights. Any of the Parties and the Depositary shall be entitled to deduct and withhold from (i) any consideration issuable or payable pursuant to this Plan of Arrangement to any holder of SilverCrest Shares (for greater certainty, including the distribution of the SpinCo Shares), or (ii) any dividend or consideration otherwise payable to any holder of First Majestic Shares or SpinCo Shares such amounts as First Majestic, SpinCo or the Depositary, respectively, is required to deduct and withhold with respect to such issuance or payment, as the case may be, under the ITA, the U.S. Internal Revenue Code or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that the amount so required to be deducted or withheld from the First Majestic Shares, the SpinCo Shares, dividends or consideration otherwise issuable or payable to a holder exceeds the cash portion of the consideration otherwise payable to such holder, each of First Majestic, SpinCo and the Depositary is hereby authorized to sell or otherwise dispose of, at such times and at such prices as it determines, in its sole discretion, such portion of the First Majestic Shares or the SpinCo Shares, as the case may be, otherwise issuable or payable to such holder as is necessary to provide sufficient funds to First Majestic, SpinCo or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale or disposition (after deducting applicable sale commissions and any other reasonable expenses relating thereto) in lieu of the First Majestic Shares, SpinCo Shares or other consideration so sold or disposed of. To the extent that amounts are so withheld or First Majestic Shares, SpinCo Shares or other consideration are so sold or disposed of, such withheld amounts, or shares or other consideration so sold or disposed of, shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction, withholding, sale or disposition was made, provided that such withheld amounts, or the net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. None of First Majestic, SpinCo or the Depositary shall be obligated to seek or obtain a minimum price for any of the First Majestic Shares or the SpinCo Shares or other consideration sold or disposed of by it hereunder, nor shall any of them be liable for any loss arising out of any such sale or disposition.

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4.6                                      Paramountcy. From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all SilverCrest Shares and SilverCrest Options issued prior to the Effective Time; and

(b)	the rights and obligations of the SilverCrest Shares and SilverCrest Options shall be solely as provided in this Plan of Arrangement; and

(c)	all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any SilverCrest Shares or SilverCrest Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Article 5
AMENDMENTS

5.1                                      The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be: (i) set out in writing, (ii) agreed to in writing by the Parties, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to SilverCrest Shareholders if and as required by the Court.

5.2                                      Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Parties at any time prior to the SilverCrest Meeting (provided that First Majestic shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the SilverCrest Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

5.3                                      Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the SilverCrest Meeting shall be effective only if (i) it is consented to in writing by each of the Parties (in each case, acting reasonably), (ii) it is filed with the Court (other than amendments contemplated in Section 5.4, which shall not require such filing) and (iii) if required by the Court, it is consented to by holders of the SilverCrest Shares voting in the manner directed by the Court.

A - 13 -

5.4                                      Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by First Majestic, provided that it concerns a matter which, in the reasonable opinion of First Majestic, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former SilverCrest Shareholder.

Article 6
FURTHER ASSURANCES

6.1                                      Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

Exhibit B
To the Arrangement Agreement dated as of JULY 26, 2015
AMONG First Majestic Silver Corp., SilverCrest Mines Inc. AND 1040669 B.C. LTd.

Arrangement Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) (as the Arrangement may be modified or amended), as more particularly described and set forth in the joint information circular (the “Circular”) of SilverCrest Mines Inc. (“SilverCrest”) and First Majestic Silver Corp. (“First Majestic”) dated <@>, 2015, is hereby authorized, approved and adopted.

2.	The plan of arrangement (the “Plan of Arrangement”), the full text of which is set out as Exhibit A to the arrangement agreement dated July 26, 2015 among SilverCrest, First Majestic, and 1040669 B.C. Ltd. (the “Arrangement Agreement”) and all transactions contemplated thereby, is hereby approved and adopted.

3.	The Arrangement Agreement, the actions of the directors of SilverCrest in approving the Arrangement Agreement and the actions of the directors and officers of SilverCrest in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of SilverCrest or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of SilverCrest are hereby authorized and empowered (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

5.	Any officer or director of SilverCrest is hereby authorized and directed for and on behalf of SilverCrest to execute or cause to be executed, under the seal of SilverCrest or otherwise, and to deliver or cause to be delivered, all such documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such authorization to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Exhibit C
To the Arrangement Agreement dated as of JULY 26, 2015
AMONG First Majestic Silver Corp., SilverCrest Mines Inc. AND 1040669 B.C. LTd.

SHARE ISSUANCE Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	First Majestic Silver Corp. (“First Majestic”) is hereby authorized to issue such number of common shares in the capital of First Majestic as is necessary to allow First Majestic to acquire all of the issued and outstanding shares of SilverCrest Mines Inc. (“SilverCrest”) pursuant to a plan of arrangement (the “Arrangement”) in accordance with an arrangement agreement dated as of July 26, 2015 among SilverCrest, First Majestic, and 1040669 B.C. Ltd., as it may be amended from time to time (the “Arrangement Agreement”), as more particularly described in the joint information circular of First Majestic and SilverCrest dated <@>, 2015 (the “Circular”), including, but not limited to, the issuance of common shares in the capital of First Majestic upon the exercise of replacement options of First Majestic issued pursuant to the Arrangement and the issuance of common shares in the capital of First Majestic for any other matters contemplated by or related to the Arrangement (as the Arrangement may be, or may have been, modified or amended in accordance with its terms).

2.	First Majestic is hereby further authorized to issue such number of common shares in the capital of the First Majestic as is necessary to meet its obligations as contemplated in the Arrangement Agreement.

3.	Notwithstanding that this resolution has been passed by the shareholders of First Majestic, the directors of First Majestic are hereby authorized and empowered if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of First Majestic.

4.	Any officer or director of First Majestic is hereby authorized and directed for and on behalf of First Majestic to execute or cause to be executed, under the seal of First Majestic or otherwise, and to deliver or cause to be delivered, all such documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such authorization to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Exhibit D
To the Arrangement Agreement dated as of JULY 26, 2015
AMONG First Majestic Silver Corp., SilverCrest Mines Inc. AND 1040669 B.C. LTd.

SILVERCREST TRANSFERRED PROPERTIES

Las Chispas

Name of Concession	Title Number	State	Company	Hectares
Nuevo Babicanora Fracción I	235366	Sonora	Nusantara De México	393.58
Nuevo Babicanora Fracción II	235367	Sonora	Nusantara De México	9.81
Nuevo Babicanora Fracción III	235368	Sonora	Nusantara De México	2.28
Nuevo Babicanora Fracción IV	235369	Sonora	Nusantara De México	3.68
El Bervano Fraccion 1	212027	Sonora	Nusantara De México	53.42
El Bervano Fraccion 2	212028	Sonora	Nusantara De México	1.00
Las Chispas Uno	188661	Sonora	Nusantara De México	33.71
El Siete	184913	Sonora	Nusantara De México	43.24
Babicanora Grande	159377	Sonora	Nusantara De México	16.00
Fernandez Leal	190472	Sonora	Nusantara De México	3.13
Guillermo Tell	191051	Sonora	Nusantara De México	5.65
Limantour	191060	Sonora	Nusantara De México	4.55
San Gotardo	210776	Sonora	Nusantara De México	3.62
Las Chispas	156924	Sonora	Nusantara De México	4.47
Espiritu Santo Fracc. I	217589	Sonora	Nusantara De México	733.32
Espiritu Santo Fracc. II	217590	Sonora	Nusantara De México	0.88
La Cruz	223784	Sonora	Nusantara De México	14.44

Cruz de Mayo

Name of Concession	Title Number	State	Company	Hectares
Cruz De Mayo 2	224223	Sonora	Nusantara De México	433.52
El Gueriguito	165535	Sonora	Nusantara De México	18.00

Silver Angel

Name of Concession	Title Number	State	Company	Hectares
Angel De Plata	243803	Sonora	Nusantara De México	619.00

Huasabas

Name of Concession	Title Number	State	Company	Hectares
Huasabas	242983	Sonora	Silvercrest De Mexico	800.00

Estacian Llano

Name of Concession	Title Number	State	Company	Hectares
Estación Llano	227017	Sonora	Silvercrest De Mexico	2,378.76

D-2

Exhibit E
To the Arrangement Agreement dated as of JULY 26, 2015
AMONG First Majestic Silver Corp., SilverCrest Mines Inc. AND 1040669 B.C. LTd.

FIRST MAJESTIC TRANSFERRED PROPERTY

Guadalupe

Name of Concession	Title Number	State	Company	Hectares
Guadalupe	227264	Durango	La Guitarra Compañía Minera, S.A. de C.V.	4,762.2